FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒              Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐              No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2012

March 2013

Certification of the Board of Directors

Certifications of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2012 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 27 March 2013

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU

Board of Directors’ Annual Report

Board of Directors’ report

Board of Directors’ annual report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2012

Financial environment

In 2012, global economic activity slowed to an annual rate of 3,2%, from 3,9% in 2011, mainly due to negative growth rate in the euro area. Specifically, the euro area economy contracted by 0,5% in 2012, with Spain and Italy joining the rest of the peripheral euro area economies (except for Ireland) in recession. The US economic recovery gained traction, expanding by 2,2%, in 2012, from 1,8% in 2011, due to a resilient domestic demand, slow but steady improvement in the labor market and stronger housing market recovery. The Japanese economy grew by 1,9% from -0,6% in 2011, in lieu of the reconstruction activity that followed the disastrous Tohoku earthquake and the ensuing nuclear accident of 2011. The pace of growth decelerated across the board in emerging economies in 2012. Particularly, in Central and Eastern Europe, the economic growth rate dropped heavily to 1,8% in 2012, from 5,3% in 2011, negatively affected by the euro area economic troubles. In Asia, China managed to deliver a soft landing of the economy, growing by 7,8%, compared to 9,3% in 2011 and emerging Asia in total grew by 6,6%, compared to 8,0%. Latin America’s economic growth decreased to 3,0% in 2012, from 4,5% in 2011, while the Middle East and North Africa region was the only exception to the rule as its growth rebounded to 5,2% in 2012, from 3,5% in 2011 on the back of the favourable base effects in the aftermath of the Arab Spring and growing outbursts of social unrest in the region in 2011. Overall, the growth rate in the emerging economies decelerated to 5,1% in 2012, from 6,3% in 2011. Global markets had a volatile performance in 2012. In the first half of 2012, the global markets were nervous due to the ongoing uncertainty stemming from the euro area sovereign debt crisis. However, by the second half, these tensions became milder in the light of the European Central Bank’s (“ECB”) pledge to do “whatever it takes” to support the euro, which led to a substantial decrease in tail risks, as well as gradually improved economic news, mainly in the US economy.

Most central banks kept their monetary policy extremely loose during 2012. Specifically, in the US, the Fed expanded its Operation Twist programme by USD 267 billion by end-2012 and initiated a third round of quantitative easing (“QE”) targeting agency mortgage backed securities at a pace of USD 40 billion per month on an open-ended basis as well as a further expansion by USD 45 billion per month targeting Treasuries to replace Operation Twist, by January 2013. Moreover, the Fed linked its interest rate policy guidance to quantitative targets for the unemployment rate and inflation, with 6,5% as a maximum threshold for the unemployment rate and 2,5%, for the one year ahead annual inflation rate. The ECB continued its liquidity assistance to the euro area banking sector through the Longer-term refinancing operations (“LTROs”) in February, proceeded with a rate cut by 25 bps in its main refinancing rate, bringing it to 0,75% (and the deposit facility rate to zero) in July and, most importantly, it announced in September a second programme (to replace the Securities Markets Programme “SMP”) of unlimited sovereign bond purchases in the secondary market (Outright Monetary Transactions/OMT) targeting government bonds with remaining maturity of 1-3 years of countries that apply for an EFSF/ESM programme (European Financial Stability Facility / European Stability Mechanism programme).

The macroeconomic picture in South Eastern Europe — 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) and Turkey was mixed in 2012.

In SEE-5, economic activity stagnated and the banking sector performance deteriorated further; however, external imbalances receded. Subdued domestic demand and weakening external demand were behind the poor growth performance. The former reflected, inter alia, tight incomes and fiscal policy, lower foreign capital inflows, and weak credit activity, on the back of limited financing of the primarily foreign-owned banking sector by parent banks and bank tighter credit standards. The latter was due to the return in recession of the region’s main trading partner — the euro zone.  As a result, real GDP in SEE-5 is estimated to have stagnated in 2012 following a moderate recovery in 2011 (up 2,1%), while the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the current account deficit standing at the sustainable level of 4,6% of GDP.

The fundamentals of the SEE-5 banking sector weakened further in 2012, as i) the economy stagnated, ii) credit activity moderated (up only 3,1% in 2012 against 6,1% in 2011) on the back of bank efforts to contain the deterioration of their asset quality and protect their capital, and iii) domestic and external financing became more expensive. Indeed, the bottom line is estimated to have turned negative (€40 million) in 2012 from positive (+€150 million) in 2011, the ratio of non-performing loans to total loans deteriorated further, ranging between 10,4% (FYROM) and 22,8% (Albania) in 2012 against 9,6% (FYROM) and 18,9% (Albania) in 2011, and the capital adequacy ratio weakened, ranging between 14,6% (Romania) and 17,3% (FYROM) in 2012 against 14,9% (Romania) and 19,1% (Serbia) in 2011.

In Turkey, growth moderated sharply; however, external imbalances receded and the banking sector performance strengthened further. The sharp economic slowdown was driven by weakening domestic demand, reflecting mainly tight liquidity conditions, as the authorities took bold measures to contain credit activity growth at 15% and to limit surging foreign capital inflows, in order to cool down the overheating economy and avoid financial instability.  As a result, real GDP growth is estimated to have eased sharply to 3% in 2012 from 8,5% in 2011 and the current account deficit, the “Achilles heel” of this economy, narrowed markedly to the manageable level of 6,1% of GDP in 2012 from 10% of GDP in 2011. Note that the improvement of the current account in 2012 was supported by gold (net) exports (1% of GDP), which could not be sustained as Turkey is not a producer of gold.

Despite this backdrop of weak economic growth and tight liquidity conditions (bringing lending growth down to 15,3% in 2012 from 31,4% in 2011), the Turkish banking sector succeeded to improve its already strong fundamentals and impressive performance. Specifically, the return on average equity ratio rose to 18,9% in 2012 from 18% in 2011, the non-performing loans-to-total loans ratio remained broadly unchanged from the 2011 level of 2,8%, and the capital adequacy ratio improved further to 17,9% in 2012 from 16,6% in 2011, well above the statutory threshold of 12%.

The Greek economy continued to face severe macroeconomic headwinds in 2012, as high uncertainty regarding the evolution of the Greek crisis, a protracted pre-election period and the recessionary impact of austerity measures underlying the fiscal adjustment strategy, eroded — for the most part of the year — confidence gains that followed the approval of a new Economic-Support Program for Greece in March 2012, the successful completion of the ambitious sovereign debt restructuring with private sector involvement (“PSI”) in April.

Discussion about the sustainability of Greek public finances and extensive international speculation regarding the probability of a euro exit in the first half of 2012, in conjunction with the imposition of additional austerity measures implemented during the year and tight liquidity conditions, contributed to a further drop in economic activity by -6,4% in 2012 that brought the cumulative contraction of GDP since the beginning of recession in the vicinity of -21% cumulatively. Against this backdrop the unemployment rate increased to a 45-year high of 26,5% in the fourth quarter of 2012, amplifying the social costs of economic crisis and the concomitant tensions on household and corporate balance sheets. Domestic demand contracted by 10,5% year-on-year while net exports had a positive contribution in GDP growth of +4,5% year-on-year mainly due to the annual contraction of imports by -16% year-on-year.

Improvement in domestic cost competitiveness exceeds initial estimates and cumulative wage cost compression is estimated to have exceeded 20% in the period from 2010 to the fourth quarter of 2012, while the correction of external imbalances has accelerated (current account deficit declined by more than 70%, year-on-year to a 15-year low of 2,9% of GDP). Nonetheless, shortfalls in the implementation of structural reform agenda continue, while the progress in the ambitious privatization program remains weak, although there are increasing signs of an improving momentum since the fourth quarter of 2012. Declining disposable income, rising unemployment and tight credit conditions led to a new reduction in residential market activity inhibiting the absorption of the high stock of unsold houses. House prices dropped by another 11,6% year-on-year in 2012 bringing the cumulative peak-to-date correction in the vicinity of -27%.

The progress in fiscal consolidation was notable and met the key Program Targets for 2012 with privatization revenue and the pace of government arrears clearance standing as the only areas of slippages. Although the fiscal consolidation process has been facing persistent headwinds on the revenue and social spending side an extraordinary compression in other components of primary spending — reflecting an extremely gradual disbursement of earmarked Budgetary funding for most spending categories, new compression of operational spending, and a downsizing of the public investment program — and the beneficial impact of PSI on interest payments, keep Government Budget implementation on track. Indeed, State budget implementation met the Government target for 2012 (a deficit of 8,1% of GDP) and the total and primary deficits of General Government for 2012 are expected to overperform compared with the respective Program targets of 7,2% and 1,5% of GDP respectively.

The Eurogroup approved on 13 December 2012 the disbursement of the EU part of the 2nd tranche of the Economic Support Program. Member States have authorised the EFSF to release the next disbursement for a total amount of €49,1 billion of which €34,3 billion have been paid out to Greece in December 2012 and the remaining amount will be disbursed — in three sub-tranches two of which were already been disbursed by February 2013 — in the first quarter of 2013 (including a pending €7,2 billion for the completion of recapitalization and potential resolution costs to be disbursed in January). The International Monetary Fund (“IMF”) decided to release its €3,3 billion instalment in January 2013.

Moreover, on 27 November 2012 the Eurogroup finance ministers and the IMF Managing Director managed to achieve an agreement to offer Greece additional debt relief with a view to counteract the adverse impact of sharper than expected deterioration in macroeconomic conditions and the additional financing needs related to a slower built up of a primary surplus of the order of 4,5% of GDP (estimated to be achieved in 2016 or 2 years later than envisaged in the Economic Support Program for Greece). The new agreement on debt relief provides for lower interest rates and deferred interest and longer maturities on official loans, higher fiscal transfers (commitment by Member States to pass on to Greece an amount equivalent to the income on the SMP portfolio of the National Central Banks as from budget year 2013) and the implementation of a voluntary debt buyback from the private sector. Greece carried out successfully the public debt buy-back tender process in early December: The buyback invitation yielded a total participation of approximately €31,9 billion (or about 50% of existing Greek government bonds at an average price of 33,8% of the nominal value). Following the settlement of the operation, Greek debt will be reduced by €21,1 billion in net terms. The deal aims at bringing the Greek debt-to-GDP ratio down from around 175% of GDP in 2013 to approximately 124% by end-2020 — close to the debt sustainability threshold that IMF, the ECB and the European Union (collectively referred to as the “Troika”) has previously defined as sustainable —  and to below 110% of GDP in 2022.

In 2012 the Greek banking system remained under severe pressure in all key aspects of its business: capital, liquidity, asset quality and profitability. Sovereign and political uncertainty dominated the sector, liquidity conditions remained challenging through sustained outflows and cash burn in the first half of the year, while increased collateralization requirements of assets pledged to the Eurosystem and eventually the temporary ban on ECB’s acceptance of Greek sovereign paper and guarantees affected profitability significantly.

In the second half of 2012 conditions improved materially in the aftermath of twin elections that restored political stability and reduced dramatically the risk of a Greek exit allowing the resumption of official program funding by the ECB, the IMF and the Euro Area members. Also, liquidity conditions almost reversed through a substantial return of deposits, the significant reduction of haircuts imposed on collaterals, the lift of the ECB ban on the eligibility of Greek debt and guarantees used for refinancing purposes and the increase in Greek banks’ effective collateral pool through the receipt of additional EFSF bonds used for their recapitalization.

In early December 2012, Greek banks took the decision to fully support the debt buy-back program of the Greek State, in which new GGBs acquired during the PSI+ were exchanged with EFSF bonds at about 1/3rd of their nominal value. Greek banks incentive in foregoing the interest income of the exchanged securities as well in crystallizing a significant loss at a period of distress was their determination to support the targeted public debt reduction. The success of the buy-back has contributed significantly to the sustainability of the public debt moving along the prescriptions of the earlier Eurogroup decisions, and has led to a green light for the release of program funds in excess of €50 billion. The disbursement included funds earmarked for the funding of the country’s primary deficit, the reduction of arrears and the recapitalization of the banking system.

On the asset quality front, 2012 has been by far the worst year through the crisis as economic recession combined with sovereign uncertainty and perceived political instability to create an explosive mix that resulted in the creation of past due loans that exceeded even the most aggressive expectations by a wide margin. The BlackRock diagnostic study, which was conducted taking into account end 2011 developments, has been surpassed by events throughout 2012 that clearly indicated credit loss expectations have been underestimated even under the adverse scenario of the exercise. As a result, banks had to incur provisions exceeding 4,5% of the domestic loan portfolios in just one year. Exploding provisions and higher funding costs led to the reporting of substantial losses for the sector, despite genuine efforts to curb operating expenses.

2012 was a decisive year for the structure of the Greek banking system as long awaited mergers and acquisitions took place in response to the escalating crisis and ahead of the pressing need for recapitalization. Following an early 2012 strategic assessment of the Greek banking sector regarding the viability of banks commissioned by the Bank of Greece, viable and core banks were distinguished from non viable ones with the former receiving capital support through program funds (EFSF bonds) and the latter opting for recapitalization by private shareholders or be subject to a resolution arrangement. Core banks received on aggregate €27,5 billion in EFSF paper by the Hellenic Financial Stability Fund (“HFSF”) restoring capital adequacy levels above minimum regulatory levels.

The restructuring process has so far resulted in the reform of two State banks (ATE Bank and Hellenic Post Bank), the cease of operation of three cooperative banks (Achaiki, Lamia, and Lesvos-Limnos cooperative banks) and the absorption of two foreign-owned banks (Emporiki by Alpha Bank and Geniki by Pireaus Bank). The merger of NBG and Eurobank Ergasias S.A. (“Eurobank”) with the absorption of the latter is due to be completed within the second half of 2013 and will create an enlarged banking group with greater stability and viability, better able to contribute in financing the recovery of the Greek economy and to help restore confidence in the Greek financial system.

Anticipated developments (risk and uncertainties)

A new bout of economic uncertainty could arise during 2013 from further escalation in the ongoing euro area sovereign debt crisis. Following the ECB’s commitment to protect the euro and fix the impaired monetary transmission policy mechanism, the previously heightened event risks faded to a large extent. However, crucial downside risks remain unresolved, as the ability of the euro area periphery to deliver on the targeted fiscal austerity and implement the necessary structural changes is largely uncertain. In addition, there is ongoing concern as regards the need to sustain the political and social cohesion among the euro area members, and more importantly between the core and the periphery, in light of the continued divergence in their respective economic performance.

The bailout deal between the Troika and Cyprus, reached on 24 March 2013, in exchange of a financial assistance of €10 billion (57% of GDP) should weigh heavily on the real and financial spheres of the Cypriot economy in the coming years. The direct impact on the Greek economy should not be minimized, due, inter alia, to the fact that Cyprus ranks 1st among the top destinations of Greek FDI (€9 billion in 2011) and is among the top 5 export markets for Greece.

More worrying is the contagion risk of a prolonged banking crisis and deep recession in Cyprus and the possibility of elevated systemic risks originating from the management and resolution strategy of the crisis at the euro area level with uninsured creditors/depositors and shareholders bearing an unprecedented amount of losses.

In the US, following the activation of the sequestration (i.e. the automatic federal budget spending cuts) in March 2013, which resulted in tighter fiscal policy, the next hurdle is for the Congress to find a compromise regarding the Debt ceiling issue in May 2013. Moreover, while the Fed appears reluctant to slow down the pace of QE expansion, some first doubts have been growing among the Federal Open Market Committee (“FOMC”) participants over the beneficial effects of the aggressive QE policy. Another factor of uncertainty in 2013 is a potential hard landing of the Chinese economy in the aftermath of a possible burst of a credit and property prices bubble. On the upside, an imminent comprehensive response by political leaders to the euro area sovereign debt crisis, as well as a better-than-expected performance by the US and emerging economies could suggest positive developments, boosting global economic activity in 2013.

In 2013, the macroeconomic picture is set to improve in both SEE-5 and Turkey.

In SEE-5, real GDP growth is expected to move towards its potential of 3,5%, standing at 1,6%, supported by reviving domestic demand. Indeed, a generous income policy, combined with better absorption of EU funds and a halt of European banks’ deleveraging, are likely to be the main drivers of this year’s economic recovery. This, along with the expected slowdown in non-performing loans formation, should help the return of the banking sector to profitability.

In Turkey, real GDP growth is expected to surpass its potential of 4%, standing at 5,3%, supported by domestic as well as external demand. Indeed, Turkey’s exports are set to remain strong mainly thanks to the success of Turkish exporters in diversifying away from Europe to fast-growing regions (Gulf countries and Africa). Moreover, Turkey should largely benefit from the abundant global liquidity, which is set to boost domestic demand. Note that the 2013 real GDP growth would reach the 2010 and 2011 levels of 9% should the central bank stop cutting short-term rates in an effort to discourage capital inflows on one hand, and hiking the reserve requirement rates in an effort to make bank lending costlier and hence restrain lending growth at 15% again this year on the other. In this benign operating environment, the banking sector’s profitability should remain strong, underpinned inter alia by lower provisioning for bad loans and improving net interest margins, reflecting mainly the fact that the downward loan repricing is likely to continue at a slower pace than the downward deposit repricing.

The macroeconomic and banking sector performance in SEE-5 and Turkey would, however, be weaker than expected in 2013, should the euro area sovereign debt problems escalate and global oil prices surge due to increasing tensions in the Middle East and an eventual post-Chavez political instability in Venezuela — the fifth world oil producer.

The successful joint completion of the 1st & 2nd Reviews and the concomitant disbursement of the 2nd tranche of the Program, the new reduction of sovereign debt through the successful debt buyback and the provision of more favorable sovereign financing terms in December, in conjunction with an explicit commitment of euro area member states to provide additional debt relief in the future and help Greece to absorb more effectively increasing EU and European Investment Bank (“EIB”) financing, have contributed to a notable improvement in economic sentiment in late-2012 and early 2013. In this vein, private sector deposits in the Greek banking system increased by €11 billion in the second half of 2012 reversing about 45% of the €25 billion drop in private deposits in the first half of 2012. The above trends together with the gradual clearance of government arrears, the restoration of Greek banking system’s direct access to Eurosystem financing and the prospected completion of core banks recapitalization in 2013, lay the foundation for a gradual but material improvement in macroeconomic conditions in the second half of 2013. An acceleration of economic activity in the euro area could boost exporting performance magnifying the benefits from the prospected strong increase in tourism arrivals in 2013. Nonetheless, the downward pressure on economic activity will remain high due to the additional fiscal drag from planned fiscal measures, the very gradual improvement of liquidity conditions and shrinking disposable income of Greek households.

In this respect GDP is expected to contract by 4,5% year-on-year in 2013 although the quarterly pace of contraction is expected to decline substantially in the third and fourth quarter of 2013 laying the ground for a bottoming out of GDP in 2014. Fiscal adjustment for 2013 is based on a credible mix of new spending cuts and largely realistic revenue targets backed by a sufficient amount of measures. Moreover, a solid progress in structural reforms and a fresh start in privatizations could provide further boost to the credibility of the country ameliorating recessionary headings and gradually soothing the severe social cost of recession and concomitant tensions which could undermine government’s cohesion.

The Greek banking sector will be heavily employed in the execution of multiple integration projects that will yield three systemic banks benefitting from the realization of a multi-billion synergy potential from the cost, funding and revenue sides. Before that, the core banks will have completed rights issues and other capital enhancement initiatives trying to preserve their private character, with the HFSF fully underwriting all issues. Upon resolution and with the flexibility provided by the new larger and more viable banking structures, Greek banks will be in much better position to be part of the national effort to restore growth in the economy.

Greek economy crisis

Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the 2012 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.  The Bank relies on liquidity facilities provided by the ECB and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

The ability of the Bank to continue as a going concern is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Article 47 of Company Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Company Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the above specific requirements of Company Law 2190/1920 were covered by the recapitalization plan for Greek banks and that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  According to the Program:

a)        From 1 January 2012 until the banks achieve the minimum level of capital required as provided by the BoG, the BoG will allow the banks to operate at a Core Tier I ratio lower than that required;

b)        Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through common shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital;

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)        Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities;

b)        The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF;

c)         The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the BoG;

d)        On 28 May 2012, the HFSF contributed EFSF bonds, with nominal amount totalling €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase;

e)         On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization;

f)          On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit and Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million;

g)         On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to €9.756,0 million and this commitment is valid up to 30 April 2013. Management, based on the fact that the Bank has received from the HFSF, EFSF bonds of €9.756,0 million as an advance for the participation in the Bank’s future share capital increase, expects that the commitment of the HFSF will be extended further to 30 April 2013, should the Bank not have finalised its share capital increase by that time.

At 31 December 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,0%.

Financial Results

For full year 2012, the loss attributable to NBG equity shareholders amounted to €2.139,5 million. The key factors affecting performance were the deterioration in the quality of the loan book in Greece as a result of the intense political uncertainty and ongoing deep recession, which led to a sharp rise in loan delinquencies, and the drastic reduction in market interest rates, in tandem with a decline in interest rates on loans. The decline in domestic net interest income, due to the higher cost of raising funds under the Emergency Liquidity Assistance (ELA) mechanism, plus the sharp reduction in the borrowing rates linked to Euribor, also had an adverse effect on the Group’s bottom line.

The Group has responded to this highly stressed economic environment by altering its business model, and taking initiatives to fortify its capital position and balance sheet. Actions in this context included: the repurchase of part of the covered bonds and hybrid securities (Core Tier I capital of €302 million); the disposal of a majority stake in the Group’s insurance business in Turkey recognising a profit before tax of €157,3 million; drastic reduction in domestic operating expenses and strengthening of the balance sheet with the formation of allowance for impairment on loans and advances to customers amounting to €2,5 billion. The Group’s strategy was accompanied by significant cost reductions in SE Europe(1) and even stronger earnings from Finansbank, which posted a profit for the period of €668,1 million in 2012.

The drastic reduction in domestic operating expenses was the result of a coordinated series of actions, including the signing of a Collective Labor Agreement providing for a reduction in employees pay, and ongoing cost control at every level. Efforts to cut back on operating costs continued in SE Europe as well, with an annual reduction of 8,2%. In Turkey, the increase in operating expenses remained moderate (up 13,5%, excluding nonrecurring expenses), and was commensurate with the rate of inflation, the substantial expansion of the branch network, and the dynamic rise in operating income.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

As regards liquidity, our strategy of self-funded subsidiaries abroad over the past two years, has resulted in the closing of the funding gap of our SE Europe subsidiaries and independent access by Finansbank to the global markets. Particularly encouraging developments in the last quarter of the year included the lifting of Eurosystem restrictions on accepting Greek debt securities and collateral, the enhancement of assets that can be offered as collateral to the ECB through the new HFSF securities, and the gradual inflow of circa €2,0 billion of domestic deposits, which began after the elections. As a result of these developments, we anticipate significant strengthening of net interest income in the quarters ahead.

The deleveraging of the loan book led to an improvement in the liquidity ratio (loans-to-deposits) by 2% to 106,7% in December 2012, while in Greece the loan-to-deposit ratio stood at 99,0%, on the back of returning deposits in the second half of the year. There was also a significant 19,0% improvement in the loan-to-deposit ratio in SE Europe, which by the end of December 2012 had dropped to 113,4%.

The renewal of the country’s economic aid package in December 2012 put the recapitalization process for Greek banks on course for completion within the coming months. In the case of the combined Group (including Eurobank), the pro-forma capital adequacy ratio (Core Tier I under the European Banking Authority — EBA) stood at 8,8% while the Total CAD ratio stood at 10%. These ratios are inclusive of the advances from the HFSF under the recapitalization programme for Greek banks.

Greece: Impact of the PSI, high provisions, and trading hit 2012 results - clear signs of reversing trends from the fourth quarter

The Greek economy had to deal with unprecedented macroeconomic challenges against a backdrop of financial and political uncertainty that served to drag out the recession (GDP down by 6,4% in the fourth quarter of 2012 year-on-year and down by more than 20% since 2009) and push up unemployment to levels not seen in the past 45 years (26,5% at the end of 2012), thus leading to deterioration in the quality of banks’ loan portfolios.

The Bank’s ratio of +90 dpd to total loans stood at 23,1%, compared with 13,0% in December 2011. The rapid rise of new loan delinquencies in Greece was caused by the significant deterioration in the country’s macroeconomic environment as well as by political instability and two rounds of elections that rekindled talk of the country’s exit from the euro. Accordingly, the Bank stepped up its provisioning levels vis-à-vis 2011, forming total provisions for loans and advances to customers for 2012 of €2.079,4 million. The +90 dpd coverage ratio reached 53,3% at the end of 2012, which is deemed high in view of the solid level of collateral associated with these loans. In the fourth quarter of 2012 there was a significant drop in the growth rate of delinquencies, and this trend has continued to the present.

The Bank’s net interest income of €1.668,0 million declined for another quarter, posting a reduction of 28,4% on an annual basis. Besides the key impact of the rise in the cost of Eurosystem funding, interest income was also affected by the deleveraging of the loan book, the fallout from the bond exchange programme under the PSI+, and the unprecedented rise in non-performing loan.

The reversal of this climate can now be discerned —beginning with the gradual return of deposits, the significant reduction in funding costs with the switch back to ECB funding, and the decline in the rate of new loan delinquencies in the fourth quarter of 2012 and through the first quarter of 2013. The completion of the Bank recapitalization process and the roll out of the merger process with Eurobank, which will deliver significant synergies over the next three years, should provide new momentum to the Group’s domestic business.

Finansbank: Dynamic growth boosts profitability to record highs

The profit for the period of Finansbank increased by 82,0% year-on-year to TL1.544,8 million (€668,1 million) on the back of the strong performance of net interest income (up 39,5%) and net fees and commission income (up 26,9%). Net interest margin increased by 134 bps to 654 bps in 2012, mainly due to lending growth and reduced funding costs. The disposal of a 51,0% stake in its insurance business Finans Pension in the fourth quarter of 2012 strengthened the results of the Turkish group by €157,3 million.

Growth in operating costs (excluding nonrecurring expenses) was contained at 13,5% year-on-year, despite Finansbank’s network expansion programme and the persistence of inflation in high levels. As a result, Finansbank’s efficiency (cost/income) ratio improved to 42,0% as compared with 51,9% the previous year.

Finansbank’s total lending amounted to TL42,5 billion (€18,1 billion), up 15,5% on the previous year. +90 dpd loans increased marginally to 5,5% compared with 4,8% in 2011, as growth in credit expansion in Turkey was kept in check in order to avert overheating of the economy.

Despite the lending growth, Finansbank’s Capital Adequacy Ratio (CAR) stood at the robust level of 19,2%, the highest among its peers, strengthened by the disposal of its insurance business in the fourth quarter of 2012.

Finansbank’s deposit pool was further enhanced as its total deposits grew by 20,2% year-on-year (including the TL2,9 billion bond issue). The growth of the loan book by 15,5%—tracking credit expansion in the Turkish banking market—led to a decrease of the loan-to-deposit ratio to 108,5%, compared with 113,2% in 2011, including the TL2,9 billion bond issue.

The successful raising of funds from the global capital markets was a key component in Finansbank’s policy to diversify its funding sources. Accordingly, Finansbank raised funds totalling USD188,0 million and €211,9 million at Libor/Euribor +1,35% by means of a syndicated loan in which 21 banks participated. In addition, Finansbank successfully issued on the European market bonds amounting to USD350,0 million with a 5,15% coupon, notwithstanding the increased supply of similar bond issues by Turkish banks; it also securitized business claims worth circa USD150,0 million at Libor/Euribor +350 bps (approx.).

SE Europe: Slowdown in lending activity, higher funding costs and higher provisions for loan delinquencies push profitability down, but reversing trends observed in Q4

In SE Europe, stagnant economic activity and the slowdown in credit growth led to a decline in total lending after provisions by 8,2% year-on-year to €5,7 billion by the end of 2012. The 7,4% growth in deposits over the same period contributed to a further improvement in the loan-to-deposit ratio by 19,0% to 113,4% by the end of the year. In addition, it should be noted that by the end of the third quarter of 2012 the funding gap of the Group’s units in the region had been completely closed.

Net interest income posted a substantial decline of 24,6% year-on-year as a result of higher funding costs, cuts in lending rates on the back of declining market rates, and the impact of deleveraging. Despite these factors, however, in the fourth quarter of 2012, net interest income posted a small 5,0% increase compared to the previous quarter, signalling a gradual recovery.

In 2012, operating expenses posted further contraction, declining 8,2% year-on-year, while pre-provision profit declined by 31,9% to €118,1 million, from €173,4 million in 2011.

Despite the adverse macroeconomic climate, the rate of deterioration in asset quality in SE Europe shows signs of stabilization, with a sharp drop in new non-performing loans (“NPLs”) since the beginning of 2013 (just €22,4 million in the fourth quarter of 2012 compared with €103,5 million in first quarter of 2012). Indeed, in the fourth quarter of 2012 the rate of growth of new NPLs slowed (up by just 0,2% to 23,3%) vis-a-vis the previous quarters of the year, during which the rate at which +90 dpd loan delinquencies were increasing was 1,1% per quarter. The impairment charges for loans and advances to customers increased by 3,8% year-on-year (€182,8 million), raising the NPL coverage ratio to 48,8% from 45,6% the previous year, while in the year ahead these look set to fall.

Significant events for the year 2012

Greek government bonds

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value €4.437,2 million and €4.195,7 million, respectively. In 2011 the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, impairment charges before tax of €11.783,3 million and €10.555,1 million, respectively. During the 12 month period ended 31 December 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

In December 2012, the Bank participated in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic. The Group and the Bank offered bonds of nominal value of €4,4 billion that were exchanged with 6-month EFSF bonds of €1,5 billion. The exchange resulted in profit before tax of €279,3 million.

Financings under the Hellenic Republic Bank Support Plan

On 24 May 2012, the Fixed Rate Notes of €3.000,0 million issued by the Bank in February 2012, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), matured.

Wholesale funding

On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170,0 million, €70,0 million and €160,0 million respectively, related to the 4th series under its €15 billion covered bond program (Program II) established in June 2010.

On 23 September 2011, a Special Purpose Entity called Agorazo Plc issued €1.250,0 million class A Asset Backed Floating Rate Notes, which were backed by consumer loans. Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million on 15 March 2012 and €0,2 on 17 September 2012.

On 20 September 2011, a Special Purpose Entity called Spiti Plc issued €1.500,0 million class A Asset Backed Floating Rate Notes, which were backed by residential mortgages and on 23 September 2011, a Special Purpose Entity called Autokinito Plc issued €400,0 million class A Asset Backed Floating Rate Notes, which were backed by auto loans. On 20 March 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively. Furthermore, on 20 September 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €27,6 million and of €74,8 million, respectively.

On 12 December 2008, a Special Purpose Entity called Revolver 2008 — 1 Plc issued €1.500,0 million Secured Floating Rate Notes class A, which were backed by consumer loans and credit card accounts. On 17 September 2012, €100 million class A notes were cancelled.

On 1 August 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of €653,8 million, related to the 3rd series under its €10 billion covered bonds program (Program I) established in November 2008.

Senior and Subordinated issuance and Other Borrowed funds

On 15 February 2012, Finansbank (via a special purpose entity) redeemed the USD 500,0 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights issued in March 2005.

On 22 February 2012, NBG Finance Plc redeemed the €80,0 million Fixed Rate Notes, guaranteed by the Bank, issued in September 2010.

On 27 April 2012, Finansbank redeemed the TL 150,0 million Fixed Rate Bonds, issued in November 2011.

On 25 May 2012, Finansbank redeemed the TL 200,0 million Fixed Rate Bonds, issued in November 2011.

On 14 September 2012, Finansbank issued TL 400,0 million bonds maturing in 6 months and bearing a fixed interest rate of 10,0%.

On 21 September 2012, Finansbank issued TL 500,0 million bonds maturing in 6 months and bearing a fixed interest rate of 9,6%.

On 1 November 2012, Finansbank issued USD 350,0 million Fixed Rate Bonds. The notes mature in 5 years and pay interest at 5,15%. Interest will be paid semi-annually.

On 5 November 2012, Finansbank redeemed the TL 400,0 million Fixed Rate Bonds, issued in May 2012.

On 15 November 2012, Finansbank issued TL 750,0 million Fixed Rate Bonds. The bonds mature in 6 months and bearing an interest rate of 8,3%.

On 29 November 2012, Finansbank amended the dual tranche term loan facility signed on 30 November 2011, based on which the amounts of USD 220,5 million and €210,6 million were amended to USD 188,0 million and €211,9 million respectively.

On 4 December 2012, Finansbank redeemed the TL 700,0 million Fixed Rate Bonds issued in June 2012.

On 13 December 2012, Finansbank issued TL 650,0 million Fixed Rate Bonds maturing on 7 June 2013, bearing an interest rate of 7,95%.

On 20 December 2012, Finansbank issued €50,0 million Floating Rate Notes Series 2012-C maturing in November 2024, bearing an interest rate of EURIBOR plus 3,6% and USD 75,0 million Floating Rate Notes Series 2012-B maturing in November 2017, bearing an interest rate of LIBOR plus 3,4%. Interest in both issues is paid quarterly.

On 27 December 2012, Finansbank issued TL 600,0 million Fixed Rate Bonds maturing in 7 April 2013, bearing an interest rate of 7,95%.

Preferred securities

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank has determined that the final aggregate nominal amount of each series accepted for purchase is as follows:

Securities	Purchase Price	Aggregate nominal amount in million accepted for purchase pursuant to the Offer		Aggregate nominal amount in million not held by the Bank after the settlement date(1)
Series A	45%		€52,1		€58,3
Series B	45%		€34,0		€39,8
Series C	45%	USD	47,5	USD	39,0
Series D	45%		€31,2		€37,0
Series E	45%	GBP	39,2	GBP	17,1

(1)  For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by the Bank prior to the commencement of the relevant Offer and (ii) Securities purchased by the Bank pursuant to the relevant Offer.

The settlement date for the purchase by the Bank of the preferred securities that were validly tendered was 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank. Subsequent to the Offer, the Bank proceeded in the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €3,7 million of series A, B and D, GBP 7,9 million of series E and USD 0,1 million of series C.

Acquisitions, disposals and other capital transactions

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (“EBRD”) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €320,5 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

On 27 September 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5,0 million.

On 19 October 2012 NBG Leasing IFN increased its share capital by RON 66.978. Banca Romaneasca participated in the share capital increase with a cancellation of the pre-emptive rights of NBG which was the sole shareholder. After this capital increase Banca Romaneasca possess 93,57% of the share capital of the company.

On 29 October 2012 Interlease E.A.D., Sofia, acquired through foreclosure proceedings 100% of the share capital of “Hotel Perun — Bansco” EOOD. The fair value of the company was estimated to BGN 12.025.

On 9 November 2012, the disposal of 51,0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a consideration of TL202,9 million. Finansbank retained the remaining 49,0% and it was agreed to operate Finans Pension through a formation of a 51,0% / 49,0% Joint Venture.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Consumer Finance for TL 4,3 million.

As of 31 December 2012, Finansbank acquired 32,86% of Finans Investment Trust for total consideration of TL 5,8 million.

As of 31 December 2012, Finansbank acquired 4,61% of Finans Leasing for total consideration of TL 21,6 million.

Events after the reporting period

Share capital increase

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii)the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank, up to 552.948.427 ordinary voting shares of Eurobank, of nominal value €2,22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank , who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84,35%) through the contribution of 466.397.790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors confirmed payment of the Increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €270.511.

Further to the above, the fully paid-up share capital of the Bank amounts to €2.584.101 divided into a) 1.226.601.200 ordinary shares, of a nominal value of €1,00 each, b) 25.000.000 non-voting non-cumulative redeemable preference shares, as per article 4.2.xlvii of the Bank’s Articles of Association, of a nominal value of €0,30 each, and c) 270.000.000 redeemable preference shares under Law 3723/2008, as per article 4.2.liv of the Bank’s Articles of Association, of a nominal value of €5,00 each.

Acquisition of Eurobank Ergasias S.A.

On 5 October 2012 the Bank submitted a voluntary offer to acquire all the ordinary registered shares with voting rights of Eurobank, which it did not hold at 5 October 2012, at an exchange ratio of 58 new ordinary registered shares with voting rights of the Bank for every 100 shares of Eurobank. On 15 February 2013 NBG had acquired 84,35% of the ordinary share capital and obtained control of Eurobank.

The Eurobank Group offers a full range of banking and financial products and services to households and enterprises. Retail Banking, Corporate Banking, Investment Banking and Asset Management are part of its activities.

The acquisition of Eurobank and the contemplated subsequent merger of NBG and Eurobank with the absorption of the latter, planned to be completed within the second half of 2013, is expected to create an enlarged banking group with greater stability and viability, better able to contribute in financing the recovery of the Greek economy and to help restore confidence in the Greek financial system.

The enlarged NBG Group is expected to achieve significant annual synergies, benefit from a large branch network in Greece, together with an enhanced presence in South Eastern Europe, with material positions in key regional markets including Turkey, Romania, Bulgaria and Serbia. Customers will benefit from the enhanced capabilities of the combined group drawing on each bank’s competitive strengths, including a wider product offering, improved capacity to lend, and better and more efficient service.

The consideration for the acquisition was in the form of 270,5 million new NBG ordinary shares issued for this purpose, as described above. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273,2 million and was based on the closing price of Eurobank’s share on the Athens Exchange (“ATHEX”) on 15 February 2013.

The goodwill arising from the acquisition is attributable to the synergies expected to be achieved. None of the goodwill that will be recognised is expected to be deductible for income tax purposes.

Because the initial accounting for this acquisition is incomplete, information regarding the following items is not available:

(a)         the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date,

(b)         the fair value, the gross contractual amounts receivable and the amount that is expected to be uncollectible with regards to acquired receivables,

(c)          contingent liabilities assumed,

(d)         transactions that will be recognised separately from the acquisition of assets and assumption of liabilities, and

(e)          the amount of non-controlling interest that will be recognised and the measurement basis for that amount.

Although information about the acquired assets and the liabilities assumed at the acquisition date is not available, the following table summarises the carrying amount of assets and liabilities of the Eurobank Group as of 31 December 2012, based on Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended 31 December 2012 prepared in accordance with IFRS.

€ million	31.12.2012
ASSETS
Cash and balances with central banks	2.065
Due from banks	4.693
Financial assets at fair value through profit or loss and derivatives	2.598
Loans and advances to customers	43.171
Investment securities	9.469
Other assets	5.657
Total assets	67.653

LIABILITIES
Due to banks	31.819
Derivative financial instruments	2.677
Due to customers	30.752
Debt securities in issue & other borrowed funds	1.365
Other liabilities	1.695
Total liabilities	68.308

Source:      Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended 31 December 2012.

Because the acquisition date is after the reporting date, that is, after 31 December 2012, no amounts of revenue or profit or loss of the Eurobank Group are included in the consolidated income statement or statement of other comprehensive income.

On 19 March 2013, NBG’s Board of Directors approved the commencement of the merger process with Eurobank and the appointment of an auditor to express a fairness opinion on the exchange ratio for the remaining shareholders of Eurobank. The merger will be effected by means of absorption of Eurobank by NBG. The merger date, for tax purposes, will be 31 December 2012.

Acquisition of KARELA S.A.

On 15 February 2013 NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica. The consideration paid amounted to €56,2 million in cash, as part of its investment policy.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

€ million
ASSETS
Due from banks	3,3
Investment property	122,1
Other assets	0,3
Total assets	125,8

LIABILITIES
Due to banks	55,4
Derivative financial instruments	3,8
Other liabilities	10,1
Total liabilities	69,3

Source:      Unaudited financial information.

Recent developments in Cyprus

In the early hours of Monday morning 25 March 2013, the Eurogroup reached an agreement with the Cyprus government on the key elements necessary for a future macroeconomic adjustment programme. This agreement is supported by all European Union Member States as well as the Troika.

The programme addresses the exceptional challenges that Cyprus is facing and restores the viability of the financial sector, with the view of restoring sustainable growth and sound public finances over the coming years. Specifically the programme provides for financial assistance to Cyprus of up to €10 billion in order to safeguard financial stability in Cyprus and the euro area as a whole.

The agreement reached provides for

(a)         the restructuring of Laiki Bank with the creation of a Good Bank and a Bad Bank. All unsecured deposits with Laiki Bank over €100.000 will be transferred to the Bad Bank.

(b)         the recapitalisation of Bank of Cyprus through capitalisation of part of the unsecured deposits (over €100.000). The most recent estimates refer to a haircut on deposits of Bank of Cyprus over €100.000 of approximately 40%. However we need to emphasize that the exact haircut has not been concluded yet.

The remaining banks operating in Cyprus, both local and international, have not been directly affected by the measures.

It should be noted that the agreement currently excludes from the haircut interbank deposits whereas deposits that other Group entities have with these two banks are included. As at 31 December 2012, deposits of the non-banking Group entities in Laiki Bank and Bank of Cyprus were immaterial.

The Group’s management closely monitors the developments regarding the provision of financial support by the Troika to the Republic of Cyprus and the recapitalisation of the Cyprus banks. The ongoing efforts to obtain the necessary financial support are carefully considered and analysed in order to assess the potential impact on the Group’s operations in Cyprus and on the Group as a whole. The tables below present summarised financial information regarding the Group’s operations in Cyprus for the 12 month period ended and as at 31 December 2012.

12-month period ended 31 December 2012 € million
Net interest income	64,0
Net fee and commission income	6,7
Other	0,2
Total income	70,8
Expenses	(61,1)
Profit / (loss) before tax	9,7

31 December 2012 € million
Net assets	109,4
Loans and advances to customers	903,4
Investment Securities	148,1
Due to customers	886,7

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Since 1 January 2008, the Bank is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which amounts to 69,9% of its risk weighted total loan portfolio at solo basis.  At the same time, the implementation of the “Basel II” program at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  Most of the ongoing “Basel II” projects concern the Bank’s financial sector subsidiaries and are being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with the Bank or a Bank’s subsidiary.  For all facilities, the Group employs credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

•             The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•             The use of credit risk mitigation techniques (such as collateral and guarantees);

•             The estimation of risk adjusted pricing for most products and services.

Market risk

To effectively measure market risk, i.e. the risk of loss attributed to adverse changes in market factors such as foreign exchange rates, interest rates, equity and equity index prices and prices of derivative products, the Group applies a Value at Risk (VaR) methodology to all its Trading and Available for Sale (AFS) positions in all currencies.

The Group has established a framework of VaR limits in order to control and efficiently manage the market risk to which it is exposed. The limits refer to both individual types of risk (interest rate, foreign exchange and equity risk) and to the total market risk of the portfolio.

Additionally, the Group performs back testing on a daily basis in order to assess the predictive power of its VaR model. Supplementary to the VaR model, the Group conducts stress testing on a weekly basis on both the Trading and the Available for Sale portfolios, based on specific scenarios.

Operational risk

The Group, acknowledging the importance of operational risk, has since 2006 established and maintained a firm wide and effective, high quality framework for its management. Based on that, it developed and implemented in 2009 a new software application (Algorithmics OpVar system).

During 2012:

•             The OpVar application was successfully implemented in 3 new subsidiaries (NBG Leasing IFN SA, UBB Insurance Broker AD, UBB Factoring), in order to enhance the Group’s Operational Risk Management Framework (ORMF);

•             All Group’s subsidiaries that are consolidated for regulatory purposes have been integrated in the capital requirements calculations under the Standardized Approach Measurement through:

•              The adoption of Gross Income Classification Policies in Corporate Activities

•              The implementation of a Policy at a Group level of Standardized Approach

•              The development of a methodology of Operational Risk Management through the circulation of relevant questionnaires which contain risk control self assessments, the submission of action plans and the collection of loss related data;

•             It also organized a training seminar on ORMF as well as on OpVar for the newly appointed Operational Risk Correspondents of the Bank;

•             The Bank implemented the annual cycle of its ORMF on all Group entities that use the new software application. This ORMF cycle consisted of:

•              The identification, assessment and monitoring of operational risks (Risk Control Self Assessment)

•              The determination of Action Plans for their mitigation

•              The definition and monitoring of Key Risk Indicators

•              The collection of operational risk loss events. In particular, the loss events database was compared with data from SAP to ensure that all such events are recorded in this database;

•             A number of Structured Scenario Analysis workshops for the identification of potential high severity risks took place for a third consecutive year throughout the Bank. These workshops took also place in the Foreign Branches Network (Egypt, Albania and London).

Finally the Bank, aiming at the prospective adoption of an Advanced Measurement Approach for the calculation of its operational risk capital charges both on a solo as well as on a consolidated basis, has been developing an internal model for the quantification of its operational risk.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•             The analysis of re-pricing and liquidity gaps arising from its balance sheet structure;

•             The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

•             The broadening and diversification of its liquidity sources;

•             The maintenance of adequate stock of liquid assets;

•             The establishment of relevant limits.

Financial instruments

In order to provide a hedge for the interest rate risk arising from positions in fixed rate Greek government bonds, the Group enters into future contracts on short, medium and long-term German government bonds.

Additionally, the Group is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.

Own shares

Following the Bank’s decision to participate in the Hellenic Republic’s Bank Support Plan and pursuant the provisions of Law 3723/2008 and article 28 of Law 3756/2009, the Bank is not allowed to repurchase its own shares, as long as it participates in this program.

During 2012, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 60.711.618 and disposed of 60.763.827 of the Bank’s shares at the amount of €121,4 million and €121,5 million respectively. On 31 December 2012, the Bank did not hold any own shares, while National Securities S.A., held 10.763 own shares corresponding to 0,001% of the Bank’s ordinary share capital with a cost of €23 thousand.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately.

Group and Bank transactions with members of the Board of Directors and Management for 2012

(€ ‘000)	Group	Bank
Total compensation	16.759	7.715

Loans	20.325	19.668

Deposits	7.264	2.873

Intercompany transactions as of 31.12.2012 – Bank

Subsidiaries

(€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National Securities S.A.	73	33.818	2.419	1.528	30.001
Ethniki Kefalaiou S.A.	—	369.072	1	15.434	22.736
NBG Asset Management Mutual Funds S.A.	2.516	34.035	3.528	469	—
Ethniki Leasing S.A.	466.596	63.336	12.672	1.271	456.240
NBG Property Services S.A.	46	609	154	154	—
Pronomiouhos S.A. Genikon Apothikon Hellados	617	20.214	1.403	2.137	—
NBG Greek Fund Ltd	—	5.445	—	197	—
NBG Bancassurance S.A.	1.036	6.450	2.721	396	527
The South African Bank of Athens Ltd (S.A.B.A.)	64.569	944	1.278	—	—
National Bank of Greece (Cyprus) Ltd	693.011	286.417	30.504	9.479	168.885
NBG Management Services Ltd	112.148	—	4.348	—	—
Stopanska Banka A.D.-Skopje	47.477	49	1.459	187	17
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	140.189	18.450	2.571	36	401.337
NBG International Ltd	—	430	—	3	—
NBG Finance Plc	—	164.486	—	40.946	—
Interlease E.A.D., Sofia	88.667	4	9.434	2	—
NBG Securities Romania S.A.	—	92	—	63	—
NBG Asset Management Luxembourg S.A.	—	9.212	—	373
Innovative Ventures S.A. (I-Ven)	—	1.986	—	—	—
NBG Funding Ltd	—	340.120	9.357	19.860	—
Banca Romaneasca S.A. (Group)	439.973	3.990	25.921	1.064	192.500
Ethniki Hellenic General Insurance S.A.(Group)	234.014	972.297	5.247	46.790	4.661
ASTIR Palace Vouliagmenis S.A.	30.783	2.778	1.855	167	5.560
Grand Hotel Summer Palace S.A.	3.767	42	157	—	—
NBG Training Center S.A.	799	1.056	—	3.190	—
Ethnodata S.A.	171	14.844	279	12.847	5.957
KADMOS S.A.	—	6	—	—	—
DIONYSOS S.A.	—	15	—	—	—
EKTENEPOL Construction Company S.A.	1	490	28	22	780
Mortgage, Touristic PROTYPOS S.A.	180	18	—	—	—
Hellenic Touristic Constructions S.A.	—	37	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.542	103	—	—	—
NBGI Private Equity Funds	231.157	1.568	248	—	96.265
NBG International Holdings B.V.	108.687	7.029	4.005	9	—
Finansbank A.S. (Group)	981.030	4.390	41.385	419	77.671
Vojvodjanska Banka A.D. Novi Sad	21.778	4.059	2.599	7	—
NBG Leasing d.o.o. Belgrade	—	—	2.079	—	—
CPT Investments Ltd	197.169	362.876	1.672	19.502	—
NBG Finance (Dollar) Plc	—	46.988	—	1.591	—
NBG Finance (Sterling) Plc	—	54.374	—	5.742	—
NBG Bank Malta Ltd	57.340	384.270	3.272	11.326	—
Ethniki Factors S.A.	37.972	17.375	3.664	256	220.952
NBG Pangaea Reic	11	165.509	12	74.895	1.273.054
Banka NBG Albania Sh.a.	10.175	448	468	11	—
ASTIR Marina Vouliagmenis S.A.	10.108	1.632	108	9	2.005
Total	3.985.602	3.401.363	174.848	270.382	2.959.148

Associates

(€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
Planet S.A.	2.674	1.164	270	—	1.465
Social Securities Funds Management S.A.	—	5.083	—	205	—
Larco S.A.	—	729	676	14	16.369
Eviop Tempo S.A.	—	2	—	—	—
Teiresias S.A.	75	1.311	117	1.329	—
Pyrrichos Real Estate S.A.	3.919	—	4	—	—
Aktor Facility Management S.A.	—	759	—	1.891	—
Total	6.668	9.048	1.067	3.439	17.834
Total intercompany transactions	3.992.270	3.410.411	175.915	273.821	2.976.982

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2012, amounted to €501,3 million.

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2012, amounted to €111,5 million and €40,0 million respectively.

Transactions with HFSF

Following the contribution to the Bank by the HFSF of €9.756,0 million EFSF bonds as an advance for the participation in the Bank’s future share capital increase, subject to a pre-subscription agreement and in the context of Law 3864/2008 regarding the recapitalization of the Greek banks, the Bank considers the HFSF to be a related party as defined in IAS 24.

Other than the €9.756,0 million EFSF bonds contributed by HFSF to NBG during 2012, the Bank, during 2012, made a one-off payment to the HFSF of €115,6 million, in accordance with an amendment of Law 3864/2008 effected in December 2012.

The Auditors

The Board of Directors’ Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a prerequisite for the sustainable growth of the organization, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its commitments, NBG continued in 2012, within the framework of its strategy, a wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, enhance the quality of its workforce and the services offered to its customers, and contribute to the community in which it conducts its business.

Below are listed some of the key CSR actions carried out by the Bank:

•             With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis.

Specifically:

•                      In the area of Small and Medium enterprises (“SME”) financing, the Bank continued to support healthy enterprises that have been put under strain by the domestic financial crisis, by providing essential liquidity, as well as enterprises facing difficulties in servicing their financial obligations, by offering favourable terms regarding their debts. In addition, NBG continued to support the liquidity of enterprises and subsequently their operation by enabling them to restructure debts that are in an early phase of distress, and by offering packages designed to facilitate the repayment of debts in arrears via rescheduling/restructuring. –

Rescheduling/restructuring of customer debts handled by the Small Business Loans Division (“SBLD”) as at 31 December 2012 totalled €834 million. These do not include restructured/rescheduled debts that have in the meantime been transferred to bad debt.

•                  Specifically, despite the adverse conditions that prevailed, the Bank’s Network Units alongside the SBLD sought to support SMEs and succeeded doing so. The Bank provided liquidity to SMEs through participation in Co-funded Schemes that extended loans/credit at particularly low interest rates:

•                    JEREMIE initiative, enabling SMEs to meet working capital needs or to invest in fixed assets. Such loans are funded 50% by the National Strategic Reference Framework 2007–2013/ERDF and 50% by NBG’s own funds.

•                   ETEAN (Hellenic Fund for Entrepreneurship and Development) Schemes, which are new financing tools and specifically:

•      ACTION C “JUNIOR ACHIEVEMENT” aimed exclusively at financing investment plans included in the “Junior Achievement” Action under the new Developmental Law 3908/2011.

•      ACTION E “THEMATIC TOURISM, DESALINATION, WASTE MANAGEMENT, GREEN INFRASTRUCTURES, GREEN APPLICATIONS, RENEWABLE ENERGIES” aiming at financing investment plans that have either been included in relevant EPAN II programmes or other Business Programmes or have not been included in any State Aid Programme, with a view mainly to funding Renewable Energy Sources (“RES”). Actions under this category have so far generated significant results;

•                  With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and behaviours, 641 training sessions were carried out where attendance levels reached 13.449 (of which 6.719 participations entailed intra-company training sessions, 374 were run by external providers and 6.356 were seminars of other types (such as, e-learning, internet)) registering 228.831  training man-hours and a total investment of €3,06 million;

•                  In the context of the implementation of its Environmental Policy and Environmental Management Programme, the Bank also carried out the following actions:

•              The Project to Revise NBG’s Policy Regarding Printing and Dispatch of Bank Statements and Correspondence to Customers was continued. The project aims at reducing operating costs, rationalizing printing and saving natural resources (paper).

•              Recycling programmes were implemented with the participation of employees.  For example, 408 tonnes of paper, 5.574 kg of small and large batteries, and approximately 103 tonnes of electronic and electrical equipment were recycled. In addition, 997 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network.   In addition, 14 tonnes of UPS equipment were withdrawn.  All these recycling programmes were implemented in cooperation with licensed contractors.

•              The participation of employees in distance-learning programmes (distance e-learning, e-book, e-learning) increased by 51,08%;

•                  As an additional measure aiming at reducing travel and commuting by the Bank’s staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks:  the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking;

•                  Despite the extremely adverse economic climate NBG stood by its commitment to social support continuing its tradition of contributing to the community. Accordingly, in 2012 it implemented a sponsorship programme amounting to approximately €9.301.449. The Bank supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank and via its funding of the activities of the NBG Cultural Foundation (“MIET”) and its Historical Archives.   The core lines of action focused on the Community, Environment and Cultural Heritage. Specifically:

Community

•                  SOCIETY

•                  Strengthening of actions to upgrade health services.

•                  Development of social solidarity programmes.

•                  Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•                  Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

•                  SCIENCE — RESEARCH — TRAINING

•                  Sponsorship for scholarship programmes for bachelor and master’s degrees in Greece and abroad.

•                  Contribution to the enhancement of the education provided and support for educational programmes.

•                  Sponsorship for research programmes, awards, and support for innovative ideas.

•                  Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

•                  Sponsorship for the publication of books and special editions.

•                  SPORTS

•                  Continuation of the long-standing sponsorship for the National Gymnastics Association, as well as sponsorship for individual athletes as they prepared to participate in world championships and the Olympic Games in London.

Cultural Heritage

•                  CULTURE – HISTORY –ART

•                  Sponsoring the preservation and showcasing of the historical and cultural heritage.

•                  Sponsoring the preservation and restoration of monuments and sponsoring of archaeological excavations.

•                  Sponsorship support for initiatives involving publications of cultural and historical interest.

•                  Supporting actions and events that involve music and the performing arts.

•                  MISCELLANEOUS

•                  Contribution by the Bank to the procurement for the Ministry of Finance of additional IT systems, infrastructure and services that are critical for the implementation of the Single Levy for Real Estate and the Programme for the digitization of the National Land Registry.

•                  Support for publications, conferences and other events dealing with investment and financial issues.

Environment

•                  Support for environmental training programmes.

•                  Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

•                  Contribution to actions designed to support biodiversity.

•                  Support for the work of bodies that are involved in environmental preservation and sustainable development actions;

•                  The Bank, within the scope of its Environmental Policy, launched in 2012 the following green banking products, which contribute to environmental protection:

•        Loan for participation in the “Energy-Saving at Home” programme, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A. - former TEMPME), with the total number of loan approvals amounting to 12.601 for 2012

•        “Green Loan”: a loan granted under favourable terms for financing the purchase and installation of energy-saving products.

•        “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

•        “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•        DELOS “Green Energy” Mutual Fund;

•                  The Bank participates in the JESSICA Programme (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank.  The total assets under management for the Programme amount to €83,3 million;

•                  For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €245,5 million.

Awards and Distinctions

In recognition of its ongoing endeavour to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2012.

•             In the context of “BRAVO 2012, an Open Debate on Sustainable Growth” the Bank’s CSR Report received, for the second consecutive year, important distinctions:

1. In the Perception Index, NBG received special recommendation in the following categories:

• Governance;

• Stakeholder Inclusiveness;

• Environment;

• Working conditions;

• Market;

• Social Issues.

2.  In the Sustainability Index, the Bank also received special recommendation in the “Best Sustainability Reports” Index. This reward recognizes once again the high level of Corporate Responsibility displayed by the Bank, reflecting NBG’s social and environmental awareness as well as its performance in governance, the market and the working environment, continuing a 170-year tradition of contributing to the community at large.

•             Award for NBG’s 2011 Corporate Social Responsibility Report: For the fifth consecutive year, the University of the Aegean assessed the annual CSR reports published by Greek businesses active in all economic sectors. Within the context of the assessment presented at the “CSR Reporting Forum 2012”, NBG received an award with a total score of 45%. This was the highest rating of a business in this sector since the launch of the awards by the University of the Aegean.

•             Double distinction for NBG’s i-bank at “e-volution awards 2013”

NBG’s i-bank won two distinctions in the “e-volution awards 2013”, an event organized by the e-Business Research Centre (ELTRUN) of the Athens University of Economics & Business and Boussias Communications, aiming at promoting best practices in e-entrepreneurship. NBG won the “Combining Digital and Physical Channels” award for its i-bank store, an innovative full-banking multi-purpose venue already in operation at 4 locations in Athens and Thessaloniki, offering a unique combination of banking services, knowledge diffusion and entertainment. NBG’s i-bank store is one of a kind thanks to the combination of diverse features, including its unique architecture, digital applications (touch screens, projection systems, interactive displays) and the option to attend events in the specially designed lecture theatre. The operation of all these facilities within such a limited space is unique, and this is why it has been recognized by organizations, leading market journals and e-media involved in innovation and banking services as one of the most notable case studies globally. In addition, NBG’s i-bank received the “Corporate Social Responsibility” award for its “Show them” campaign, an important social responsibility initiative focusing on the need to enhance digital literacy in Greece, especially among sensitive social groups such as the elderly.   Its main difference from other similar campaigns is that it bridges the gap between the young and the old, reversing the usual trainer/trainee age relationship and generating interaction that is beneficial for both sides. The campaign was carried out in an innovative and comprehensive way, including a web-page, video, competition, expert input from specialized bodies, pilot programmes in local municipalities, and “Show them” tuition sessions at NBG’s i-bank stores. The awards are held under the aegis of the Ministry of Development, Competitiveness, Infrastructure, Transport & Networks and the Greek e-Commerce Association (GRECA).

•             For the fourth consecutive year, NBG was awarded the distinction of “Top Rated”, thereby ranking among the top custodians operating in the Greek market (1st) and foreign institutional investors (2nd), according to a high-profile assessment carried out at country level,  by “Agent Banks in Major Markets Survey 2012” for Global Custodian magazine.  The said annual assessment is carried out in confidence by the customers themselves with regard to custodian services. Both the recent as well as previous distinctions reflect the high quality services consistently offered by NBG’s Securities Services Division to its foreign institutional clientele over the past 25 years and to its Greek clientele for many decades. NBG’s Securities Services Division has successfully created an international custodian profile, as it also offers a comprehensive package of custodian services to all international money and capital markets through its business relationships with major international custodians and our subsidiaries in the Balkans (regional custodian services), to meet the needs of SE Europe markets.

•             For the fifth consecutive year, NBG was awarded first prize in the category ‘‘Best Bank-2012’’, and ranked second as the “Best Company -2012” and as the Best Company in the sphere of corporate governance-2012, in the context of the ‘‘Business Awards: HRIMA- George Ouzounis’’, vindicating for yet another year the Bank’s strategic decisions and its steady progress and endeavour to assist in the recovery of the Greek economy.

Dividend policy

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with article 4 of Law 4063/2012 (GG A’ 71), for the year 2011, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

No dividend distribution to any class of shares approved by the annual Ordinary General Meeting of the Bank’s shareholders held on 28 June 2012, in compliance with the provisions of article 44a of Company Law 2190/1920.

On 9 November 2012, Cabinet’s Act 38/9-11-2012 (GG A’ 223) regarding the recapitalisation of the banks, provided that as long as there are outstanding contingent convertible notes (“CoCos”) that will be issued as part of the recapitalization:

•                  the bank pays no dividend to common shareholders;

•                  the amount that would have been set aside for dividend distribution to common shareholders is used for paying, on a pro-rata basis, interest to CoCos, interest or dividends to other classes of securities ranking pari pasu to CoCos, as well as for repurchasing the said securities.

Corporate Governance

Introduction

In accordance with article 43a, section 3(d) of the Company Law 2190/1920, as amended by Law 3873/2010 on September 6, 2010, which incorporates the European Directive 2006/46/EU into the Greek Law, the Bank is obliged to incorporate into the annual Board of Directors’ Report a specific section referring to the Corporate Governance Statement. In accordance with the abovementioned article, the Bank’s Corporate Governance Statement includes the following sections:

•             NBG’s Corporate Governance Code;

•             NBG’s Corporate Governance Practices over and above the legal requirements;

•             General Meeting of Shareholders and Shareholders’ rights;

•             Board of Directors and other management, administrative and supervisory Bodies;

•             Internal Control System and management of risks relating to the process of financial statements preparation

Additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EE, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of the Shareholders.

NBG’s Corporate Governance Code

The Bank’s corporate governance framework is aligned with the requirements of the Greek legislation, the decrees of the Hellenic Republic Capital Market Commission (“HCMC”) and the Bank’s Articles of Association and regulations. The Bank, being listed on the NY Stock Exchange (“NYSE”), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission (“SEC”) decrees and the NYSE regulations.

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and the governance of the Bank and the Group. The Corporate Governance Code, which was adopted by the Bank’s Board in March 2011, results from the provisions of the corporate governance framework and specifically defines:

•             The purpose, key duties and responsibilities of the Board;

•             The structure and modus operandi of the Board and the Board Committees;

•             The process for the performance evaluation of the Board;

•             The required qualifications and independence criteria of the Directors;

•             Directors’ orientation and continuing education of newly appointed Board members;

•             The Directors’ election process;

•             The Directors’ rights and obligations;

•             Potential conflict of interest situations;

•             The approval and disclosure of Director’s compensation;

•             Relations with the Bank’s Shareholders

The Bank, remaining abreast of the international developments in corporate governance issues, continuously updates its corporate governance framework and consistently applies the principles and rules dictated by the Corporate Governance Code, focusing on the long-term safeguarding of the interests of its depositors and customers, shareholders and investors, employees and other stakeholders.

The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with the Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at a Group level, which is expected to be adopted by the Board in 2013 following delays due to the extraordinary market conditions in the Greek banking system during 2012. Furthermore, a change in executive directors in July 2012, rendered the annual strategy meeting and the annual evaluation of executive Board members by the non-executive members (par. 5.3 and 5.7 of the Code respectively) impossible. In the period from December 2011 to January 2012, the Board, with the assistance of the external advisor, conducted an in-depth assessment of its effectiveness. The key results and the improvement recommendations were presented to the Chairman and the Board. The Chairman adopted an action plan for the implementation of the proposed recommendations within 2013. Finally, it is expected that a Board self-evaluation will take place in the first quarter of 2013.

The Corporate Governance Code is available on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

NBG’s Corporate Governance Practices

Corporate Governance describes the principles and regulations that govern the relations amongst the Bank’s Shareholders, Management and stakeholders. The Bank aims at attaining corporate governance excellence, enhancing its risk management framework, complying with the national and international legal and regulatory framework and being aligned with the international banking standards. Hence, the Bank has adopted, in addition to the Corporate Governance Code, a number of corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors’ Nomination Policy

In line with international best practices, the nomination of Directors should be executed in such a way as to ensure meritocracy and the increase of the long-term share value. This nomination responsibility has been assigned to the Board’s Corporate Governance and Nominations Committee. This Committee has been entrusted with the evaluation of the Board’s needs as well as with the identification of those characteristics that warrant the best composition profile for the Board, as per the Directors’ Nomination Policy. Upon recommendation of the Committee, the Board approves the Committee’s recommended nominations and submits a relevant proposal to the General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

The Directors’ Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Bank’s Board (meeting no. 1379/29.05.09).

Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

The Conflict of Interest Policy assigns specific roles and responsibilities to the Chief Executive Officer, the Bank’s Board, the Audit Committee and the Group Compliance Division with respect to its implementation and monitoring. The Policy is aligned to the Bank’s Articles of Association, the Code of Ethics and the Corporate Governance Code. A summary of the main provisions of the Policy has already been included in the Corporate Governance Statement included in the Annual Report for the year 2010, which is available on the Bank’s website www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Code of Ethics

On 26 November 2006, the Bank’s Board approved a Group Code of Ethics (the “Code of Ethics”), which sets out the core principles and values underlying its internal regulations and policies and the conduct of its employees.

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national and international legislation which, accordingly, concern management and employees throughout the Bank and its Group.

The Code of Ethics applies to all Management and employees of the Bank and the Group, including Independent Associates and Consultants.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

Insurance Cover for members of the Board of Directors of the Group companies

According to the Corporate Governance Code, the Directors have the right to full insurance coverage against legal or other risks related to their duties within the Bank. Accordingly, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank arising from negligence, error or oversight by Executives and employees and damages arising from fraud, including electronic fraud.

Code of Ethics for Financial Professionals

The Bank’s Board, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, from February 2004 has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

•             The executive members of the NBG Board, the Chief Financial Officer, the Deputy Chief Financial Officer and the Finance Manager;

•             The executive members of the Board and the Chief Financial Officer or Financial Manager of each Group entity;

•             All employees being responsible for preparing the financial statements and recording the financial results of any Group entity;

•             All employees who are responsible for investor relations.

The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals was updated during 2012 to further reinforce the current framework, which the Bank had adopted for the proper and effective implementation of Corporate Governance framework, aligning it with the current organizational structure and in accordance with international best practices.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

Whistle blowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and the decrees of SEC as well as the relevant provisions of the Bank of Greece Governor’s Act 2577/09.03.2006, as currently in force, has implemented a Whistle Blowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviours employed by the Bank’s and the Group’s Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations.

These reports are directly received by the Bank’s Audit Committee, which ensures they are kept confidential and classified and that the whistleblowers remain anonymous. With this policy, the Audit Committee’s function is enhanced as the Committee holds the overall responsibility for the development and establishment of this Policy, the supervision of its implementation and the monitoring of the investigations and the progress of corrective actions.

The Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Contact Information / Contact Audit Committee ), provides the Audit Committee’s contact information for the submission of confidential reports.

Bank and Group Anti-Bribery Policy

In order to be fully compliant with the current legal and compliance framework and in accordance to international best practices and guidelines, following a decision of the Board, the Bank has adopted a Group Anti-Bribery Policy.

This Policy aims to further enhance the current corporate governance procedures of the Bank and Group, and in particular, the current framework that the Bank has adopted in order to address bribery issues, as this is mandated through the relevant provisions of the Code of Ethics and the Bank’s Labour Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

The Bank’s and Group’s Remuneration Policy was adopted by the Board on 30 September 2010, following the recommendation of the HR and Remuneration Committee and in accordance with the Management Act No 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece. In June 2012, this Policy was updated to become fully aligned to the provisions of the new Bank of Greece Governor’s Act 2650/19.01.2012, following the decision of Board’s non-executive members and the recommendation of the HR and Remuneration Committee. The current Remuneration Policy supersedes the abovementioned Management Act No 7/09.06.2010. Additionally, the new Policy is consistent with the recommendations of the European statutory bodies and international best practices, and was forwarded for adoption by the Group entities Boards.

During the Board meeting held in June 2012, the HR and Remuneration Committee Charter was updated.

Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

The Bank’s Board and the Boards of those Group entities that are involved in corporate social responsibility actions approve the CSR budget within the context of the Group budget approval. The Bank’s Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board approval.

The CSR policy has been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

General Meeting of Shareholders and Shareholders’ rights

The Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

General Meeting of Shareholders functioning and responsibilities

The GM is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons. Each share entitles the holder to one vote.

The GM is the sole corporate body vested with authority to decide on:

a)             Amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

b)             Election of the members of the Board and the auditors;

c)              Approval of the Bank’s annual financial statements;

d)             Appropriation of the annual profits;

e)              Merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

f)               Appointment of liquidators; and

g)              Any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)             capital increases by Board resolution pursuant to pars 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

d)             the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request.  Furthermore, the representative of the HFSF to the Board has the right to convene the GM in accordance to the timeframe stipulated in para. 2 of article 7 of the Law N.3864/2010.

The Annual General Meeting (“AGM”) reviews and approves the annual financial statements and the corresponding Board and auditor reports. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under para. 1 of Article 33 of the Articles of Association. Following approval of the annual financial statements, the AGM, by special voting, by roll call, as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors. With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM at a minimum must include the place, i.e. the premises along with the exact address where the GM is to be held, the date and time thereof. The items on the agenda should be clearly specified and the Shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by proxy, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, is entitled to participate in the GM. Under article 1 of Law 3723/2008, the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. The HFSF exercises its voting right in the GM as stipulated in article 7a of Law N.3864/2010.  Proof of Shareholder status should be provided, by presenting to the Bank relevant written certification from HELEX at the latest by the third (3) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

The annual financial statements, the Board and the auditors’ reports are available to Shareholders ten (10) days prior to the AGM, upon request.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by his/her substitute as per para. 2 of Article 21 of the Articles of Association. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Exceptionally, with respect to resolutions concerning:

a)             a change in corporate nationality;

b)             a change in corporate activities;

c)              an increase in Shareholder liability;

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)              a decrease in share capital, unless carried out in accordance with para. 6 of Article 16 of the Company Law 2190/1920;

f)               a change in the profit appropriation method;

g)              a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                in any other case provided for by law;

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

Minority Rights

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM can postpone, only once, decision-making by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate thereat subject to the provisions of Articles 12 and 13 para. 1 of the Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda is by roll-call.

At the request of any Shareholder filed to the Bank at least five (5)  full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

Any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

Board of Directors and other management, administrative and supervisory Bodies

Board of Directors of the Bank

The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the provisions of the law.

Board of Directors’ Operation

The members of the Board are elected by the Bank’s GM for a term that cannot exceed three years and shall end at the ordinary General Meeting of Shareholders of the year in which such term expires. All members can be re-elected.

The Bank’s GM determines each time the exact number of the members of the Board (the Board may consist of a minimum of 9 up to a maximum of 16 members) and elects its independent non-executive members. One representative of the Greek Government, as per Law 3723/2008  and one representative of the HFSF, as per Law 3864/2010, are members of the Board.  Additional information is provided below in the section “Board of Directors Structure”.

The GM may, at any time, discharge the members of the Board. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the GM is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election applies for the remaining term of the Director who is replaced and the election is announced by the Board at the next GM, which may replace the Directors elected even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a GM solely for electing a new Board.

The Board elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board may elect Vice-Chairman/-s and Deputy Chief Executive Officer/-s. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers. However, the Bank, remaining abreast of the international developments in corporate governance issues while continuously updating its corporate governance framework, distinguishes the role of the Chairman from the Chief Executive Officer.

The Board is constituted into a body at its first meeting following each election of Directors by the GM, as well as under any circumstances when the Chairman’s or the Chief Executive Officer’s post is vacated for whatever reason. Until the Board elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

The Board is convened by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting. The invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all Directors are present or being represented and no Director objects to resolutions being adopted.  Moreover, at the request of two Directors, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board meeting to convene within seven days as of the date the request was filed. Finally, at the request of the HFSF representative, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board meeting to convene within seven days as of the date the request was filed.

The Board forms a quorum and validly deliberates when one half plus one of the Directors is present or being represented, but under no circumstances may the number of Directors present in person be less than 5. The Articles of Association describes in detail the requirements for Directors’ representations for valid resolutions adoption.

Responsibilities of the Board of Directors

The Board represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, the Deputy Chief Executive Officers, one or more members of the Board of Directors, the Bank’s General Managers, Deputy General Managers, Managers, employees and third parties in general by virtue of a Board resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board.

The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers of the Bank.

In accordance with the Corporate Governance Code, indicatively, the Board is responsible for:

•             Reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•             Reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•             Acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•             Establishing Branches, Agencies, Representation Offices in Greece and abroad;

•             Establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•             Approving the Bank’s internal labour regulations;

•             Nominating General Managers and Managers following the Chief Executive Officer’s recommendation;

•             Reviewing and approving the Bank’s annual and consolidated financial statements;

•             Issuing Bond Loans, with the exception of those for which the Bank’s GM is exclusively responsible in accordance with the Greek law;

•             Approving and reviewing a Code of Ethics for the employees of the Bank and the Group;

•             Approving the Bank’s and the Group’s Corporate Social Responsibility Policy;

•             Approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources and Remuneration Committee of the Bank.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose.

Directors Nomination

The nomination procedure and the qualification criteria for Directors are subject to specific rules that have been established by the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee fulfils such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in relation to economic, business and policy issues.

In discharging their nomination responsibilities and proposals to the GM, the Board pursues to propose candidates to be appointed as Directors to the Board or replace members of the Board that have submitted their resignation whose nomination ensures that the Board as a collective body presents the following profile:

•             Has in depth knowledge of the financial industry, counting amongst its members individuals that are or have been active in leadership positions in financial institutions;

•             Possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

•             Has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

•             Has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

•             Has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

•             Ensures, as far as it is possible, an adequate representation of the two genders.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

The performance of the Bank’s Chief Executive Officer and the executive members of the Board is evaluated, on an annual basis, by the non-executive members of the Board in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board conducts an annual effectiveness evaluation of its operations and its Committees’ operations, based on a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an external consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee. In the period from December 2011 to January 2012, the Board, with the assistance of the external consultant, conducted an in-depth assessment of its effectiveness.

Directors Remuneration

The Board develops a proposal on the remuneration of its members for the services they provide, which is submitted to the GM. This proposal is developed according to the Bank’s Remuneration Policy, the regulations of the HR and Remuneration Committee and the Corporate Governance and Nomination Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board, while at the same time promotes efficiency of the Board’s operations. The remuneration of the Board’s Chairman, the CEO and the Deputy CEO are determined by non-executive members of the Board.

Moreover, pursuant to para. 3c, article 1 of Law N. 3723/2008 and para. 3b, article 10 of Law 3864/2010, the representatives of the Greek Government and HFSF can, amongst others, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the CEO, the Deputy CEO as well as, the General Managers and Deputy General Managers.

Regarding, specifically, the executive members of the Board, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives’ remuneration so as to promote meritocracy and create a performance based mentality. The Bank’s Remuneration Policy was adopted by the Board on the 30 September 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the BoG, the recommendations of European statutory bodies and the international best practices. In June 2012, this Policy was updated to become fully aligned to the provisions of the new Bank of Greece Governor’s Act 2650/19.01.2012, which supersedes the abovementioned Management Act No 7/09.06.2010. It is noted that in 2012 no variable remuneration was awarded to the Chairman and the executive members of the Board, while the remuneration of the non-executive Board members did not include bonuses, in accordance with the Remuneration Policy of the Bank.

Continuous education and training of Directors

The Bank informs the Board members about current corporate governance, risk management, compliance, financial and accounting issues. For the new Board members, the Bank provides a comprehensive briefing about, among others, the structure and operations of the Bank, as well as the rights and obligations of Board members.

Board of Directors Structure

Pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Greek Government representative may also influence the Group’s strategic decisions. Mr. Alexandros Makridis was appointed as the Hellenic Republic’s representative on the Bank’s Board in accordance with the aforementioned law.

Furthermore, pursuant to Greek Law 3864/2010 and the Presubscription Agreement dated 28 May 2012, as amended and restated on 21 December 2012, the HFSF appointed Mr. Charalampos Makkas as its representative in the Bank’s Board. The HFSF representative has the ability to participate in the Board Committees and the committee which will be formed with the sole responsibility for the monitoring the implementation of the restructuring plan which will be approved by HFSF and European Commission.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with the aim to ensure the compliance of the Bank with the aforementioned commitments. More specifically, the Trustee is responsible to monitor the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, the restriction of Government assistance, the control over dividends distribution, interest payments and the acquisitions of own financial instruments.  The Trustee has also access to all the relevant credit files and has the right to interview credit analysts and risk officers.

The current Board, whose term expires in 2016, was elected (with the exception of the representatives of the Hellenic Republic and the Hellenic Financial Stability Fund) by the 2nd Repeat Extraordinary General Meeting of Shareholders held on 23 November 2012 and was constituted as a body in its 23 November 2012 meeting. The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Georgios P. Zanias	Chairman (Non-executive Member)	23 November 2012	2016	Chairman of the Board, Professor in the Athens University of Economics
Alexandros G. Tourkolias	Chief Executive Officer (Executive Member)	23 November 2012	2016	Chief Executive Officer
Executive members
Petros N. Christodoulou	Member	23 November 2012	2016	Deputy Chief Executive Officer
Non-executive members
Ioannis C. Giannidis	Member	23 November 2012	2016	Professor, University of Athens Law School, and Legal Counsellor
Efthymios C. Katsikas	Member	23 November 2012	2016	Employee Representative
Stavros A. Koukos	Member	23 November 2012	2016	Employee Representative, Chairman of the Greek General Confederation of Labour
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	Member	23 November 2012	2016	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member	23 November 2012	2016	Ex Member of the Board of Directors, European Bank for Reconstruction & Development
Spyridon J. Theodoropoulos	Member	23 November 2012	2016	Chief Executive Officer, Chipita S.A.
Alexandra T. Papalexopoulou-Benopoulou	Member	23 November 2012	2016	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	23 November 2012	2016	Economist
Maria (Marily) A. Frangista	Member	23 November 2012	2016	Chief Executive Officer of Franco Compania Naviera S.A.
Shareholders representatives
Greek Government Representative (L.3723/2008)
Alexandros N. Makridis	Member	26 February 2009	2016	Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Representative of the Hellenic Financial Stability Fund (L.3864/2010)
Charalampos A. Makkas	Member	11 June 2012	2016	Representative of HFSF.

Board and Board Committees’ Secretary
Michael A. Frousios	9 July 2012	Manager of NBG’s BoD Secretariat & Shareholder Services Division

During 2012, the following changes were made to the composition of the Bank’s Board:

•                  Mr. George Zanias resigned as member of the Board at the meeting held on 25.5.2012;

•                  Mr. Charalampos Makkas was appointed to the Bank’s Board as representative of the HFSF on 11.6.2012;

•                  Mr. Ioannis Panagopoulos and Mr. Avraam Triantafyllidis resigned as members of the Board at the meeting held on 21.6.2012. At the same meeting, in order to replace these positions, Mr. Efthymios Katsikas and Mr. Stavros Koukos were elected as employee representatives;

•                  The Chairman of the Board Mr. Vassilios Rapanos, the Chief Executive Officer Mr. Apostolos Tamvakakis and the Deputy Chief Executive Officer Mr. Leonidas Theoklitos, turned in their resignation to the Board at the meeting held on 28.6.2012. At the same meeting, in order to replace these positions, the Board elected as Chairman of the Board and Chief Executive Officer Mr. Alexandros Tourkolias and Deputy Chief Executive Officer, Mr. Petros Christodoulou;

•                  Mr. George Zanias was elected as Chairman of the Board at the Board meeting held on 9.7.2012. At the same meeting, Mr. Alexandros Tourkolias was elected as a Chief Executive Officer;

•                  Mr. Anthimos Thomopoulos resigned as a member of the Board at the meeting held on 8.8.2012.

During 2012, the Bank’s Board convened twenty-eight times in total. 14,3% (2 out of 14) of the Board Members are women.

Directors’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

Board Committees

Five Committees have been established and operate at a Board level. Respective charters have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Risk Management Committee

The Risk Management Committee was established by a Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of the Bank of Greece Governor’s Act No. 2577/9.3.2006. The purpose of the Committee is:

•             To develop the risk assumption and capital management strategy in line with business objectives, both at the Bank and Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees;

•             To control the function of the Group Risk Management Division in terms of independence, adequacy and effectiveness;

•             To ensure the development and ongoing effectiveness of the internal risk management system and its integration into the business decision-taking process as regards any type of risk, including operational risk, across all business lines/units of the Bank and the Group;

•             To determine the principles governing the risk management function in terms of identifying, estimating, measuring, monitoring, controlling and addressing the relevant risks in line with the current business strategy and adequacy of available resources;

•             To be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Group Risk Management Division with guidance as regards the implementation of the risk appetite strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy;

•             To ensure that the Bank’s Board is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

The Committee consists of Board members appointed by the Board pursuant to the Corporate Governance and Nominations Committee’s recommendation to the Board Chairman. The Committee has a minimum of three members of whom at least one member must be an executive member and one a non-executive member. The members must have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

The Committee meets at least four (4) times a year (on a quarterly basis) and extraordinarily whenever the Chairman deems fit.  The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee’s functions are performed effectively and submits reports on each meeting thereof to the Board of Directors.  The Committee keeps minutes of its proceedings. The Bank’s General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee members receive remuneration for their participation in the Committee.

During 2012, the Risk Management Committee convened seven times. For the period 2011-2012, the Committee conducted an overview of the risk management framework of the Bank and adopted in October 2012 an improvement program in relation to the organisational structure of risk management. It is estimated that the program will be fully implemented by the end of 2013. The charter of the Committee is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee (“HRRC”) was established by a Board decision (meeting no. 1259/ May 5, 2005) and is of an advisory nature. Its purpose is to assist the Board in performing its duties with respect to attracting, retaining, developing and motivating executives and employees of the highest professional and moral calibre; developing a meritocratic framework of objective evaluation and fair compensation of executive performance; developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank and the Group; and ensuring that the NBG Group remuneration policy and procedures are designed and implemented in compliance with Bank of Greece Governor’s Act 2650/2012.

The Committee consists of exclusively non-executive members of the Board of Directors, at least 3 in number, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereto by the Board of Directors upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected based on their competence and experience and are appointed for a one-year term of office, which can be renewed indefinitely. The Committee includes among its members, persons with proven experience over the financial services sector, while at least one member of the Human Resources and Remuneration Committee should have sufficient expertise and professional experience concerning risk management and control activities in order to assist in the alignment of the remuneration with risk and capital profile of the Bank. The Committee should not include members that are executives in firms in which other NBG Board members or executives are in a position to influence their remuneration. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely.

The Committee meets at least three times a year, keeps minutes of its proceedings and reports regularly to the Board. The Chairman determines the agenda, the frequency and the length of meetings and ensures in general, the Committee’s effectiveness in discharging its responsibilities. The Bank’s General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee members receive remuneration for their participation in the Committee.

During 2012, the Human Resources and Remuneration Committee convened nine times.   In June 2012, the charter of the Committee was updated in order to be fully consistent with the new remuneration compliance framework. The charter of the Committee has been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee was established by a Board decision (meeting no. 1259/ May 5, 2005) and is of a consultatory nature. Its purpose is to assist the Board in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve best practice standards of corporate governance across the Group and facilitate the work of the Board and Management with a view to increasing the long-term value of the Bank.

The Committee consists of at least three Directors. The members and the Chairman of the Committee are appointed thereon by the Board. All members of the Committee are non-executive and in their majority independent Directors, as per the independency definition included in the Corporate Governance Code. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Chairman of the Committee is (ex officio) the Chairman of the Board of Directors. The Committee meets at least three times a year, keeps minutes of its proceedings and reports to the Board on a regular basis. The Bank’s General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee members receive remuneration for their participation in the Committee.

During 2012, the Corporate Governance and Nominations Committee convened seven times. The Committee’s charter has been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

The Strategy Committee was established by a Board decision (meeting no. 1387/ 29 September 2009). Its purposes is to assist the Board’s executive members in developing the Group’s strategic options; assist the Board in making decisions on all issues related to the Group strategy; and regularly review the implementation of the Group’s strategy by the Group’s Management.

At least three of the Strategy Committee’s five members are independent non-executive members of the Board. In the Committee the Chief Executive Officer participates as member ex officio. The Strategy Committee is chaired by the Chairman of the Board. Its members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The Committee members are appointed for an one-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year and as often as necessary to discuss issues before they are assessed by the Board, keeps minutes of its proceedings and reports regularly to the Board. The Chairman determines the agenda, the frequency and the length of meetings and ensures the Committee’s effectiveness in discharging its responsibilities. The Bank’s General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee members receive remuneration for their participation in the Committee. During 2012, the Strategy Committee convened four times.  The Committee’s charter has been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008  (article 37) and the Sarbanes-Oxley Act. The purpose of the Committee includes:

•             Reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

•             Making recommendations to the Board regarding the appointment of the external auditor, as well as the remuneration and terms of agreement following his appointment by the AGM;

•             Monitoring and reviewing the independence, the objectivity and the efficiency of the external auditor;

•             Monitoring and reviewing the external auditor’s independence and objectivity regarding the provision of non-auditing services, as well as the appropriateness of his remuneration;

•             Reviewing the effectiveness of the Bank’s and Group’s systems of internal controls and compliance and notifying the Board accordingly; and

•             Reviewing and controlling the independence, adequacy and effectiveness of the Group Internal Audit-Inspection Division.

The members of the Committee are elected by the GM upon recommendation of the Corporate Governance and Nominations Committee to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Bank’s General Counsel and General Manager of Corporate Governance also takes part in the Committee without voting rights. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee.

The Committee meets on a regular basis, at least six times a year, and on an extraordinary basis if required; it keeps minutes of its proceedings and reports to the Board every three months or less, if deemed necessary. The external auditor or the Chief Audit Officer have the right to request a meeting with the Committee. The Committee Chairman specifies the agenda, the frequency and the length of meetings, and ensures the Committee’s effectiveness in discharging its duties. The Committee members receive remuneration for their participation in the Committee.

The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the 2nd Repeat Extraordinary General Meeting of Shareholders on 23 November 2012, following the consent of the Corporate Governance and Nominations Committee and the Board. Committee’s term of office was set to one year. During 2012, the Audit Committee convened eleven times.  The Committee’s charter has been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

The table below describes the individual attendance of each member of the Board to the Board and the Board Committees’ meetings in 2012 as well as the relevant compensation.

Attendance of members of the Board (times) in 2012 and relevant compensation

Name	Board	Audit Committee	Risk Management Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation (in €)
Chairman (Non-executive member)
Georgios P. Zanias (1)	20		2	5	2	3	39.000
Vassilios T. Rapanos	10		5	3	4	1	27.000
Executive members
Alexandros G. Tourkolias	28		2			3	27.000
Apostolos S.Tamvakakis	12		5			1	18.000
Petros N. Christodoulou	16		2			3	18.000
Anthimos C. Thomopoulos	11		4				15.750
Leonidas T. Theoklitos	10						9.000
Non-executive members
Ioannis C. Giannidis	24				7		27.000
Efthymios C. Katsikas	17						9.750
Stavros A. Koukos	16						—
Ioannis P. Panagopoulos	6						8.250
Avraam J. Triantafyllidis	9						8.250
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	27			9	7		36.000
Stefanos C. Vavalidis	19	9	7			2	45.000
Spyridon J. Theodoropoulos	23			7		2	36.000
Alexandra T. Papalexopoulou-Benopoulou (2)	26	7		9		4	45.000

Attendance of members of the Board (times) in 2012 and relevant compensation

Name	Board	Audit Committee	Risk Management Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation (in €)
Petros K. Sabatacakis (3)	23	11	7			4	45.000
Maria (Marily) A. Frangista	19	6			5		36.000
Greek Government Representative
Alexandros N. Makridis	23	5			5		28.500
HFSF Representative
Charalampos A. Makkas	16	5	2	5	3		28.500

(1) Mr. Georgios Zanias is the Chairman of the Corporate Governance and Nominations Committee, the Risk Management Committee and the Strategy Committee.

(2) Ms. Alexandra Papalexopoulou-Benopoulou is the Chairman of the Human Resources and Remuneration Committee, risk management and control activities expert, and Audit Committee Vice Chairperson

(3) Mr. Petros Sabatacakis is the Chairman of the Audit Committee.

* In 2012, Mr. Stefanos Vavalidis was Chairman of the Risk Management Committee until Mr. Georgios Zanias’ appointment on 28/2/2013

** Mr. Miltiadis Stathopoulos, the Bank’s General Counsel and General Manager of Corporate Governance, takes part in all Board Committees without voting rights.

The Chairman, the Executive members and the Non-executive members of the Board, due to their relationship with the Bank, in 2012 received compensation, as depicted in the table below.

Name	Gross Compensation in €
Chairman (Non-executive member)
Georgios P. Zanias	150.640
Vassilios T. Rapanos (resigned on 28.6.2012)	183.217
Executive members
Alexandros G. Tourkolias	329.480
Apostolos S.Tamvakakis (resigned on 28.6.2012)	184.030
Petros N. Christodoulou	167.874
Anthimos C. Thomopoulos (resigned on 8.8.2012)	184.342
Leonidas T. Theoklitos (resigned on 28.6.2012)	185.314
Non-executive members
Ioannis C. Giannidis	50.955
Efthymios C. Katsikas	57.987
Stavros A. Koukos	89.993
Ioannis P. Panagopoulos (resigned on 21.6.2012)	91.713
Avraam J. Triantafyllidis (resigned on 21.6.2012)	6.553

The above individuals, in 2012, did not receive any additional compensation (bonus).

Management, administrative and supervisory Bodies of the Bank

The key supervisory, management and administrative Bodies of the Bank in which executive members of the Board participate, include the Senior Executive Committee, the Asset and Liability Committee (ALCO), the Executive Credit Committee, the Disclosure and Transparency Committee and the Write Off and Provisions Committee.

Senior Executive Committee

The Senior Executive Committee was established by the Board in 2004 and operates as per a special Charter, which came in force by the Management Act 145/ 2 March 2007. The Senior Executive Committee is the Bank’s supreme Board with approving authority that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank’s business plan. Furthermore, it has approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

The Committee is currently comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	-	Chief Financial Officer
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

Also, Mr. Omer Aras, Chairman and Group Chief Executive Officer of Finansbank is invited every two months so as to inform the Executive Committee on issues related to international activities and Finansbank. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank.  The Committee is currently comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Michael Oratis	General Manager of Risk Management
Member	Paul Mylonas	General Manager of Strategy and International Activities
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	-	Chief Financial Officer

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is to:

•             Establish the limits for risk exposures and credit approval limits for the lower level administrative Committees of the Bank, as well as for the employees of central services and units of the Bank’s network;

•             Approve loans that exceed limits set for lower level credit approval authorities. The Committee also decides on the settlement or the undertaking of measures regarding loans, which are not being serviced as expected or have been characterised as non-performing;

•             Implement new lower level credit approval Committees and review or abolish existing credit approval limits;

•             Amend the Credit Policy rules on credit approval levels, which are implemented through a Chairman’s Act, or in his/her absence, through a Vice- Chairman’s Act.

The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Dimitris Frangetis	Chief Credit Risk Officer

The General Counsel & General Manager of Corporate Governance is also present at the meetings of the Executive Credit Committee.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

•             Reviewing the accuracy and completeness of the data included in the information submitted to the SEC;

•             Monitoring the procedures and controls pertaining to the timely collection and evaluation by the Bank and the Group entities of the information for disclosure, as per the relevant legislation;

•             Evaluating the effectiveness of the said disclosure procedures and controls and ensuring their continuous development and improvement, as per the requirements of the relevant legislation;

•             Ensuring that the said procedures and controls are implemented effectively and uniformly by all Group entities;

•             Monitoring and timely informing the Bank’s External Auditors and the Bank’s Audit Committee of any material weaknesses or significant deficiencies of the said procedures and of any fraud cases involving Management or any Executive responsible for their supervision or implementation;

•             Conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank’s Management;

•             Opining to the Management and the Executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Andreas Athanassopoulos	General Manager of Retail Banking
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Michael Oratis	General Manager of Risk Management
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Petros Fourtounis	Chief Audit Officer
Member	-	Chief Financial Officer

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

Provisions and Write Off Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.  Specifically, the Committee’s key responsibilities are the following:

•             Review and approval of any provisions that have been proposed by the concerned Bank Divisions regarding either isolated financial assets or a collective assessment, as well as any provisions on possible losses that have been incurred but not reported;

•             Review and approval of provisions against losses in value of other claims, on and off balance sheet, as well as debt securities and equities;

•             Communication to the Risk Management Committee of the Board of the provisions and write offs of claims that have been realized for the annual and interim, Bank and Group’s financial statements;

•             Ensuring compliance with the procedure for the making of provisions regarding financial assets;

•             Review and approval of write offs as per the provisions policy;

•             Communication to the Risk Management Committee of the Board of any amendments on the statutory framework with regards to provisions for financial assets and the write off of bad debt;

•             Development and update of the provisions policy and report relevant recommendations to the Risk Management Committee of the Board.

The following members participate in the Committee:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Strategy & International Activities
Member	Michael Oratis	General Manager of Risk Management
Member	-	Chief Financial Officer
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Dimitris Frangetis	Chief Credit Risk Officer
Member	Omer Aras	Chairman & CEO Finansbank A.S.

The Committee is convened at the invitation of its Chairman.

Internal Control System and management of risks relating to the process of financial statements preparation

Main features of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

•             Consistent implementation of the Group business strategy through the efficient use of available resources;

•             Identification and management of the undertaken risks, including the operational risk;

•             Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

•             Compliance with the local and international institutional framework (e.g. Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and codes of ethics;

•             Adoption of Corporate Governance best practices; and

•             Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions. In compliance with the requirements of the Bank of Greece Governor’s Act No. 2577/2006, an independent auditor performs the assessment of the adequacy of the I.C.S. of the Bank and the Group every three years. For the 3-year period ended 31 December 2012, the assessment is in progress.

Risk Management Governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises of a number of different constituents.  In particular, the Board has established the Risk Management Committee overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division and to the NBG Group Market and Operational Risk Management Division which are supervised by the Group Risk Manager, who reports to the Risk Management Committee. The Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Group Compliance Division (“GCD”) oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations, as well as supervisory authorities’ decisions. The GCD reports to the Bank’s Audit Committee and the Board. The Group Internal Audit—Inspection Division (“GIAID”), which reports directly to the Board through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — see Note 4)

Management of risks relating to the process of financial statements preparation

Management has established and maintained adequate internal controls over financial reporting which provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the applicable generally accepted accounting principles. In this context, the Group has implemented adequate policies and procedures that provide reasonable assurance that transactions are recorded as necessary, receipts and expenditures are made only in accordance with the authorizations of management and any unauthorized acquisition, use or disposition of Group’s assets is timely prevented or detected. These policies and procedures are supported by the appropriate IT and accounting systems.

The Bank’s Audit Committee monitors and annually evaluates the adequacy and effectiveness of the I.C.S. of the Group. For this purpose, the Audit Committee receives reports from GIAID, the GCD, the Group SOX Unit (Finance Division) and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Bank’s Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of the internal controls over financial reporting.

The GIAID is administratively independent from other Bank’s and Group’s units. The Chief Audit Executive is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit Executive reports on the GIAID’s activities directly to the Audit Committee on a monthly basis and to the Bank’s Board, through the Audit Committee on a quarterly basis. The Division performs systematic assessment of the I.C.S. of the Bank and its Group, in order to evaluate the adequacy and effectiveness of the risk management and governance framework as this is designed and established by Management.

The GCD is functionally independent from other Bank and Group units and is responsible for regular monitoring and control of issues and reports regarding the Bank’s and Group’s legal and regulatory compliance. The GCD ensures the timely prevention of risks relating to potential breach of legal rules, supervises the implementation of Policies such as those regarding Anti-money Laundering / counter financing of terrorism and the Group’s compliance with the Law 3606/2007 on markets in financial instruments (MiFID). Futhermore, GCD is responsible for monitoring any conflicts of interest between the Bank and its senior executives as well as any bribery issues. For compliance issues, GCD is the contact point with the Regulatory Authorities and updates the Audit Committee and the Board accordingly.

The external auditor, throughout the fiscal year, reports to the Audit Committee any significant deficiencies or material weaknesses identified during the audit. The Audit Committee monitors the implementation of the respective corrective actions and reports to the Board of Directors accordingly. Additionally, the Audit Committee makes proposals on the appointment and monitors the performance of the external auditors, pre-approves services rendered to the Group and monitors the balance of audit and non-audit fees in order to ensure auditor’s independence.

Additionally, Management performs an annual assessment of the effectiveness of the Group internal controls over financial reporting established for the US GAAP purposes and in compliance with the Sarbanes Oxley Act (“SOX”), as a result of the Bank’s listing on the NewYork Stock Exchange. In this context, the Group has the following two processes in place:

a)        Assessment of internal controls over financial reporting

Specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, the management performs annual assessment of the effectiveness of the Group’s internal controls over financial reporting, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO). The results of the assessment are included in the annual report filed with the US Securities Exchange Committee (SEC). The assessment is conducted by the Group SOX Unit (Finance Division) and covers all critical processes and controls identified on a Group level. The effectiveness of the Group’s internal control over financial reporting for SOX purposes is audited by the external auditors annually. For 2012, the audit is in progress.

b)        Assessment of disclosure controls and procedures

The Chief Executive Officer and the Deputy Chief Executive Officer, with the participation of the management of Group entities, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported in a timely manner. For the assessment of the disclosure controls and procedures, the self-assessment method is applied by the management of the involved Group units.

The Bank’s Disclosure and Transparency Committee is informed of any significant deficiencies or material weaknesses which may be identified during the annual assessment of the internal controls over financial reporting and the disclosure controls and procedures described above. Any material weaknesses identified, are disclosed to the SEC following the approval of the Disclosure and Transparency Committee. In such a case the audit opinion on SOX is qualified. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee as well as of the results of both assessments performed for SOX purposes.

For fiscal year 2012, the management report and the certifications on the assessment of the disclosure controls and procedures and the internal control over financial reporting will be included in the 20-F Annual Report which will be filed with the SEC. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Alexandros Tourkolias

Chief Executive Officer

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2012 amounted to €6.137.952.410 divided into (a) 956.090.482 ordinary registered shares with voting rights, of a par value of €5,0 (b) into 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares as stated at point (xlvii) of par. 2 of article 4 of the Bank’s Articles of Association, of a par value of €0,3 and (c) 270.000.000 redeemable preferred shares of a par value of €5,0 as described in article 4, paragraph 2, subparagraph (xlix) and (liv) of the Bank’s Articles of Association.

The Bank ordinary shares are listed for trading on the ATHEX and on the New York Stock Exchange in the form of ADRs.

The rights of the shareholders of the Bank, arising from each share, are proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Associations, and in particular:

(a)         Related to ordinary shares (comprising 77,89% of the Bank’s capital)

•             The right to participate in and vote at the General Meeting of Shareholders;

•             The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20,0% of the paid up share capital of a subsidiary company of the Bank pursuant to Company Law 2190/1920, art. 45, par. 2 currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state;

•             The preemptive right to each share capital increase in cash and issue of new shares;

•             The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report;

•             The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

•             Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, for the period the Bank is participating in the Hellenic Republic’s Bank Support Plan, only stock dividend for periods 2008 and 2009 was allowed for common shares. These shares could not be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

(b)         Related to preferred shares (comprising 0,12% of the Bank’s capital)

•             The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Company Law 2190/1920 and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference);

•             The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law;

•             The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Company Law 2190/1920. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Company Law 2190/1920) to the common and preferred shareholders of the Bank;

•             The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Company Law 2190/1920. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c)          Related to preferred shares pursuant to Law 3723/2008 (comprising 21,99% of the Bank’s capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

•             The right to receive payment of a fixed return, calculated on a 10,0% basis over the selling price of each preference share to the Greek State

(i) in priority over the common shares,

(ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008, and

(iii) irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

•             The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Company Law 2190/1920, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of lack of sufficient distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Greek State pursuant to Article 1, par. 3 of Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum;

•             The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Company Law 2190/1920;

•             The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “Greek State representative”);

•             The Greek State representative’s right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to distribution of a dividend and bonus policy for the Bank’s Chairman, Chief Executive Officer, other Board Members, General Managers and substitutes thereof by resolution of the Minister of Economy and Finance, or that may be deemed by the Greek State representative to affect depositors’ interests or materially affect the Bank’s credit standing and normal course of business;

•             The Greek State representative’s right to attend the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above;

•             The Greek State representative’s right of free access to the Bank’s books and records, restructuring and viability reports, plans to meet the Bank’s medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Law 3723/2008;

•             The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per Law 3556/2007

As of 31 December 2012, there are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5,0% of the aggregate number of the Bank’s ordinary shares.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan in 2009, the issuance of shares pursuant to Law 3723/2008 and the appointment of a member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the right to veto any decision related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by the HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, the HFSF appointed on 11 June 2012, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, the HFSF and the EFSF, as amended and restated on 21 December 2012, a representative to the Bank’s Board of Directors, who has the following powers: to call the General Meeting of shareholders of the Bank; to veto any decision of the Bank’s Board of Directors: regarding the distribution of dividends and the remuneration policy concerning the chairman, the managing director and the other members of the Board of Directors, as well as the general managers and their deputies; or where the decision in question could seriously compromise the interests of depositors, or impair the Bank’s liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management); to request an adjournment of any meeting of the Bank’s Board of Directors for three business days in order to get instructions from the HFSF’s Executive Committee, following consultation with the Bank of Greece; to request the convocation of the Board of Directors of the Bank; to approve the appointment of the chief financial officer of the Bank; to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank as well as the committee the Bank is obliged to establish with a responsibility of supervising the implementation of the recapitalization plan which will be approved by the HFSF and the EU; to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF’s representative participates; and to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank’s Board of Directors and the committees in which the HFSF’s representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact. Furthermore, by virtue of the above Presubscription Agreement, the Bank’s statutory auditors have to be agreed to by the HFSF.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association.  Pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of Law 3723/2008 as stated in previous paragraph A.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Company Law 2190/1920.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan as per Law 3723/2008, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by the HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, the HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, the HFSF and the EFSF, as amended and restated on 21 December 2012, appointed a representative to the Bank’s Board of Directors.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Company Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Company Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

On 18 February 2010, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Company Law 2190/1920 and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Stock options

In accordance with Company Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are not any active Stock Options Programs.

Purchase of own shares

In accordance to Company Law 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10,0% of their own shares (“treasury shares”) via ATHEX.  However, as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008 and Law 3756/2009, the Bank is not allowed to repurchase any own shares.

During 2012, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 60.711.618 and disposed of 60.763.827 of the Bank’s shares at the amount of €121,4 million and €121,5 million respectively. On 31 December 2012, the Bank did not hold any own shares, while National Securities S.A., held 10.763 own shares corresponding to 0,001% of the Bank’s ordinary share capital with a cost of €23 thousand.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Alexandros Tourkolias

Chief Executive Officer

Independent Auditors’ Report

Independent Auditor’s Report

T R A N S L A T I O N

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Stand-Alone and Consolidated Financial Statements

We have audited the accompanying stand-alone and consolidated financial statements of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”), which comprise the stand-alone and consolidated statement of financial position as at December 31, 2012, and the stand-alone and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Stand-Alone and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these stand-alone and consolidated financial statements in accordance with International Financial Reporting Standards as these have been adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of stand-alone and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these stand-alone and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the stand-alone and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the stand-alone and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the stand-alone and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the stand-alone and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the stand-alone and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand-alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of December 31, 2012, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the disclosures made in note 2.2 to the stand alone and consolidated financial statements, which refer to the planned actions in progress to restore the capital adequacy of the Bank and the Group and the existing uncertainties that could adversely affect the going concern assumption until the completion of the recapitalisation process.

Report on Other Legal and Regulatory Requirements

a)             The Directors’ Report includes a Corporate Governance Statement which provides the information required according to the provisions of paragraph 3d of Article 43a and paragraph 3f of article 107 of Codified Law 2190/1920.

b)             We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying stand-alone and consolidated financial statements according to the provisions of the articles 43a, 108 and 37 of the Codified Law 2190/1920.

Athens, 28 March 2013

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

3a Fragoklissias & Granikou Str.

15125 Maroussi

Reg. No. SOEL: E. 120

Statement of Financial Position

as at 31 December 2012

		Group		Bank
€ 000’s	Note	31.12.2012	31.12.2011	31.12.2012	31.12.2011
ASSETS
Cash and balances with central banks	17	4.499.849	4.082.153	1.212.519	1.566.583
Due from banks	18	4.318.193	4.635.846	4.195.414	8.026.009
Financial assets at fair value through profit or loss	19	5.429.325	2.682.655	5.005.813	2.457.257
Derivative financial instruments	20	3.693.023	3.610.701	3.380.454	2.785.262
Loans and advances to customers	21	69.135.388	71.496.221	46.999.623	52.891.237
Investment securities	22	8.315.366	10.688.441	4.539.637	7.163.770
Investment property	23	280.388	274.470	—	—
Investments in subsidiaries	45	—	—	8.906.875	8.460.927
Equity method investments	24	158.649	42.484	6.716	5.803
Goodwill, software and other intangible assets	25	2.137.732	2.136.821	133.911	128.953
Property and equipment	26	1.968.722	2.022.676	330.819	353.093
Deferred tax assets	27	1.297.936	1.309.609	1.085.038	1.000.326
Insurance related assets and receivables	28	635.912	700.638	—	—
Current income tax advance		371.419	242.359	339.996	242.359
Other assets	29	2.556.871	2.806.859	1.802.667	2.087.915
Total assets		104.798.773	106.731.933	77.939.482	87.169.494

LIABILITIES
Due to banks	30	33.972.333	34.108.238	33.287.156	33.870.863
Derivative financial instruments	20	4.770.211	4.331.404	4.373.082	3.802.429
Due to customers	31	58.721.940	59.543.640	40.908.040	44.025.167
Debt securities in issue	32	2.385.354	1.727.864	600.066	1.059.297
Other borrowed funds	33	1.386.149	1.712.074	205.152	984.671
Insurance related reserves and liabilities	34	2.460.132	2.685.450	—	—
Deferred tax liabilities	27	84.099	62.674	—	—
Retirement benefit obligations	12	229.846	275.936	192.797	208.891
Current income tax liabilities		47.815	52.040	—	—
Other liabilities	35	2.628.457	2.485.630	2.167.783	4.283.692
Total liabilities		106.686.336	106.984.950	81.734.076	88.235.010

SHAREHOLDERS’ EQUITY
Share capital	37	6.137.952	6.137.952	6.137.952	6.137.952
Share premium account	37	3.326.063	3.326.063	3.324.623	3.324.623
Less: treasury shares	37	(23)	(110)	—	—
Reserves and retained earnings	39	(11.593.487)	(10.187.022)	(13.257.169)	(10.528.091)
Equity attributable to NBG shareholders		(2.129.495)	(723.117)	(3.794.594)	(1.065.516)

Non-controlling interests	40	70.139	83.641	—	—
Preferred securities	41	171.793	386.459	—	—
Total equity		(1.887.563)	(253.017)	(3.794.594)	(1.065.516)

Total equity and liabilities		104.798.773	106.731.933	77.939.482	87.169.494

Athens, 27 March 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 50 to 144 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2012

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Interest and similar income		6.230.352	6.586.518	3.079.607	3.765.458
Interest expense and similar charges		(2.865.208)	(2.743.710)	(1.411.607)	(1.435.677)
Net interest income	6	3.365.144	3.842.808	1.668.000	2.329.781

Fee and commission income		776.333	706.628	231.457	235.781
Fee and commission expense		(281.489)	(212.779)	(264.683)	(191.654)
Net fee and commission income / (expense)	7	494.844	493.849	(33.226)	44.127

Earned premia net of reinsurance		695.400	789.157	—	—
Net claims incurred		(564.225)	(642.438)	—	—
Earned premia net of claims and commissions	8	131.175	146.719	—	—

Net trading income / (loss) and results from investment securities	9	(430.943)	(27.719)	(687.243)	(33.073)
Net other expense	10	(32.912)	(83.697)	(108.004)	(33.932)
Total income		3.527.308	4.371.960	839.527	2.306.903

Personnel expenses	11	(1.392.879)	(1.616.424)	(802.341)	(1.036.593)
General, administrative and other operating expenses	13	(733.102)	(721.430)	(319.213)	(345.573)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(209.234)	(202.869)	(91.826)	(90.427)
Amortisation and write-offs of intangible assets recognised on business combinations		(21.919)	(23.362)	—	—
Finance charge on put options of non-controlling interests		(5.341)	(6.892)	(5.341)	(6.892)
Credit provisions and other impairment charges	14	(2.966.372)	(3.439.026)	(2.482.779)	(3.407.844)
Impairment of Greek government bonds	14	(186.628)	(11.783.256)	(162.691)	(10.555.139)
Share of profit of equity method investments	24	2.230	1.179	—	—
Loss before tax		(1.985.937)	(13.420.120)	(3.024.664)	(13.135.565)

Tax benefit / (expense)	15	(157.724)	1.095.236	89.039	990.817
Loss for the period		(2.143.661)	(12.324.884)	(2.935.625)	(12.144.748)

Attributable to:
Non-controlling interests		(4.166)	19.148	—	—
NBG equity shareholders		(2.139.495)	(12.344.032)	(2.935.625)	(12.144.748)

Losses per share - Basic and diluted	16	€(2,12)	€(12,93)	€(3,07)	€(12,70)

Athens, 27 March 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 50 to 144 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2012

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Loss for the period		(2.143.661)	(12.324.884)	(2.935.625)	(12.144.748)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		522.515	1.538.415	207.513	1.309.647
Currency translation differences, net of tax		105.995	(742.843)	554	663
Net investment hedge, net of tax		—	(9.400)	—	—
Cash flow hedge, net of tax		(1.556)	6.064	—	—
Other comprehensive income / (expense) for the period	38	626.954	792.236	208.067	1.310.310

Total comprehensive expense for the period		(1.516.707)	(11.532.648)	(2.727.558)	(10.834.438)

Attributable to:
Non-controlling interests		(3.401)	20.145	—	—
NBG equity shareholders		(1.513.306)	(11.552.793)	(2.727.558)	(10.834.438)

Athens, 27 March 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 50 to 144 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 31 December 2012

	Attributable to equity shareholders of the parent company											Non-
	Share capital		Share premium			Available- for-sale	Currency	Net		Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2011	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	1.538.481	(728.409)	(9.400)*	6.052	(15.485)	791.239	997	792.236
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	(12.344.032)	(12.344.032)	19.148	(12.324.884)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	1.538.481	(728.409)	(9.400)	6.052	(12.359.517)	(11.552.793)	20.145	(11.532.648)
Share capital increase	—	1.000.000	—	—	—	—	—	—	—	—	1.000.000	—	1.000.000
Share capital issue costs *	—	—	(1.677)	—	—	—	—	—	—	(8.800)	(10.477)	—	(10.477)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	12.214	12.214	(33.409)	(21.195)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(16.588)	(16.588)	—	(16.588)
Dividends to preference shares*	—	—	—	—	—	—	—	—	—	(700)	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/equity method investments	—	—	—	—	—	(38.107)	—	—	—	228.594	190.487	(767.089)	(576.602)
(Purchases)/ disposals of treasury shares	—	—	—	—	4.791	—	—	—	—	(4.951)	(160)	—	(160)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.943.288	382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(8.073.448)	(723.117)	470.100	(253.017)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	522.116	115.537	—	(1.553)	(9.911)	626.189	765	626.954
Loss for the period	—	—	—	—	—	—	—	—	—	(2.139.495)	(2.139.495)	(4.166)	(2.143.661)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	522.116	115.537	—	(1.553)	(2.149.406)	(1.513.306)	(3.401)	(1.516.707)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	113.678	113.678	(214.345)	(100.667)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(2.738)	(2.738)	—	(2.738)
Acquisitions, disposals & share capital increase of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	(3.175)	(3.175)	(10.422)	(13.597)
(Purchases)/ disposals of treasury shares	—	—	—	—	87	—	—	—	—	(924)	(837)	—	(837)
Balance at 31 December 2012	4.780.452	1.357.500	2.943.288	382.775	(23)	197.768	(1.212.533)	(456.996)	(5.713)	(10.116.013)	(2.129.495)	241.932	(1.887.563)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

Statement of Changes in Equity — Bank

for the period ended 31 December 2012

	Share capital		Share premium		Available-for-	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2011	4.780.452	357.500	2.943.546	382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income/ (expense) for the period	—	—	—	—	1.309.647	663	—	1.310.310
Profit/(loss) for the period	—	—	—	—	—	—	(12.144.748)	(12.144.748)
Total Comprehensive Income / (expense) for the period	—	—	—	—	1.309.647	663	(12.144.748)	(10.834.438)
Share capital increase	—	1.000.000	—	—	—	—	—	1.000.000
Share capital issue costs*	—	—	(1.698)	—	—	—	(8.800)	(10.498)
Dividends to preference shares*	—	—	—	—	—	—	(700)	(700)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.941.848	382.775	(163.651)	477	(10.364.917)	(1.065.516)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	207.513	554	—	208.067
Loss for the period	—	—	—	—	—	—	(2.935.625)	(2.935.625)
Total Comprehensive Income / (expense) for the period	—	—	—	—	207.513	554	(2.935.625)	(2.727.558)
Conversion of branch to subsidiary	—	—	—	—	(54)	—	(1.466)	(1.520)
Balance at 31 December 2012	4.780.452	1.357.500	2.941.848	382.775	43.808	1.031	(13.302.008)	(3.794.594)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 50 to 144 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2012

	Group		Bank
	12 month period ended		12 month period ended
€ 000’s	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Cash flows from operating activities
Loss before tax for the period	(1.985.937)	(13.420.120)	(3.024.664)	(13.135.565)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3.241.415	15.622.233	2.607.280	14.033.269

Depreciation and amortisation on property & equipment, intangibles and investment property	231.153	226.231	91.826	90.427
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(138.031)	(140.156)	(147.198)	(117.697)
Credit provisions and other impairment charges	3.171.602	15.268.707	2.647.520	13.971.675
Provision for employee benefits	32.630	217.713	17.150	196.609
Share of (profit) / loss of equity method investments	(2.230)	(1.179)	—	—
Finance charge on put options of non-controlling interests	5.341	6.892	5.341	6.892
Dividend income from investment securities	(3.702)	(2.511)	(2.002)	(87.452)
Net (gain) / loss on disposal of property & equipment and investment property	2.215	3.069	789	77
Net (gain) / loss on disposal of subsidiaries	(158.328)		—	—
Net (gain) / loss on disposal of investment securities	75.374	69.472	(21.044)	108.675
Interest from financing activities and results from repurchase of debt securities in issue	44.906	16.067	10.334	17.355
Valuation adjustment on instruments designated at fair value through profit or loss	14.506	(37.429)	17.246	(153.292)
Other non-cash operating items	(34.021)	(4.643)	(12.682)	—

Net (increase) / decrease in operating assets:	(2.695.422)	(1.817.765)	1.962.962	(662.304)
Mandatory reserve deposits with Central Bank	12.600	63.568	409.925	134.961
Due from banks	(67.610)	(1.602.648)	503.654	(868.147)
Financial assets at fair value through profit or loss	(1.401.215)	582.717	(1.186.932)	167.295
Derivative financial instruments assets	(165.431)	(1.991.013)	(672.505)	(1.350.830)
Loans and advances to customers	(651.009)	1.564.636	3.167.006	1.669.298
Other assets	(422.757)	(435.025)	(258.186)	(414.881)

Net increase / (decrease) in operating liabilities:	(1.324.928)	(2.638.606)	(3.526.629)	(1.710.266)
Due to banks	(135.905)	4.400.297	(581.691)	5.001.403
Due to customers	(1.155.854)	(8.509.152)	(3.228.704)	(8.548.484)
Derivative financial instruments liabilities	393.388	1.925.810	527.179	1.818.299
Retirement benefit obligations	(78.720)	(91.598)	(33.244)	(67.605)
Insurance related reserves and liabilities	(177.397)	(149.302)	—	—
Income taxes paid	(123.582)	(128.083)	—	(21.925)
Other liabilities	(46.858)	(86.578)	(210.169)	108.046
Net cash from / (for) operating activities	(2.764.872)	(2.254.258)	(1.981.051)	(1.474.866)

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(241.363)	(108.353)
Disposals of subsidiaries, net of cash disposed	37.463	—	—	341
Acquisition of equity method investments	(14.366)	(5.245)	(912)	(723)
Disposal of equity method investments	—	140	—	—
Dividends received from investment securities & equity method investments	6.071	5.296	2.002	87.452
Purchase of property & equipment, intangible assets and investment property	(243.810)	(220.351)	(89.815)	(71.502)
Proceeds from disposal of property & equipment and investment property	6.857	21.246	15	11.556
Purchase of investment securities	(7.869.025)	(10.173.987)	(3.651.077)	(3.519.120)
Proceeds from redemption and sale of investment securities	10.545.925	12.086.521	3.385.831	4.471.618
Net cash (used in) / provided by investing activities	2.469.115	1.713.620	(595.319)	871.269

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	2.930.579	1.473.502	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(2.696.790)	(2.771.403)	(789.801)	(1.087.608)
Acquisition of additional shareholding in subsidiaries	(37.822)	(43.400)	(26.139)	(43.288)
Disposal of subsidiary shareholding without loss of control	—	2.055	—	—
Proceeds from disposal of treasury shares	120.559	167.897	—	—
Repurchase of treasury shares	(121.396)	(168.057)	—	—
Dividends on preference shares	—	(23.980)	—	(23.980)
Dividends on preferred securities	(2.738)	(16.249)	—	—
Capital contribution by non-controlling interest holders	174	2.452	—	—
Share capital issue costs	(10.000)	(1.000)	(10.000)	(1.000)
Net cash from/ (for) financing activities	182.566	(1.378.183)	(825.940)	(1.155.876)
Effect of foreign exchange rate changes on cash and cash equivalents	9.233	(125.877)	(10.078)	545
Net increase / (decrease) in cash and cash equivalents	(103.958)	(2.044.698)	(3.412.388)	(1.758.928)
Cash and cash equivalents at beginning of period	4.270.746	6.315.444	6.990.406	8.749.334
Adjustments in cash and cash equivalents at beginning of period due to conversion of Albania branch to subsidiary	—	—	(54.045)	—
Cash and cash equivalents at end of period	4.166.788	4.270.746	3.523.973	6.990.406

The notes on pages 50 to 144 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                    General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 172 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’ s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting of 2015, within 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

Also, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 27 March 2013.

Notes to the Financial Statements

Group and Bank

NOTE 2:                    Summary of significant accounting policies

2.1                     Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2012 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).  EU-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (the “IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the EU.  At 31 December 2012, there were no unendorsed standards effective for the year ended 31 December 2012, which affect these Consolidated and Bank financial statements, and hence there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group. Accordingly, NBG’s financial statements for the year ended 31 December 2012 are prepared in accordance with IFRSs as issued by the IASB.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets, estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2                     Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the 2012 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.  The Bank relies on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

The ability of the Bank to continue as a going concern is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Article 47 of Company Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Company Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the above specific requirements of Company Law 2190/1920 were covered by the recapitalization plan for Greek banks and that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the ECB and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  According to the Program:

a)        From 1 January 2012 until the banks achieve the minimum level of capital required as provided by the BoG, the BoG will allow the banks to operate at a Core Tier I ratio lower than that required.

b)        Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through common shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

Notes to the Financial Statements

Group and Bank

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)        Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)        The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

c)         The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the BoG.

d)        On 28 May 2012, the HFSF contributed European Financial Stability Facility (the “EFSF”) bonds, with nominal amount totalling €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

e)         On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization.

f)          On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit and Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

g)         On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to €9.756,0 million and this commitment is valid up to 30 April 2013. Management, based on the fact that the Bank has received from the HFSF, EFSF bonds of €9.756,0 million as an advance for the participation in the Bank’s future share capital increase, expects that the commitment of the HFSF will be extended further to 30 April 2013, should the Bank not have finalised its share capital increase by that time.

At 31 December 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,0%.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

2.3.1.        New standards, amendments and interpretations to existing standards applied from 1 January 2012

• IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not de-recognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred. This amendment did not have an impact on the Consolidated and Bank financial statements.

• IAS 12 “Income Tax” (Amendment) (effective for annual periods beginning on or after 1 January 2012). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. This amendment did not have an impact on the Consolidated and Bank financial statements because the Group does not use fair value model.

2.3.2.        New standards, amendments and interpretations to existing standards effective after 2012

• IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” (Amendment), IAS 28 “Investments in Associates and Joint Ventures” (Amendment) (effective for annual periods beginning on or after 1 January 2013, as issued by the IASB or after 1 January 2014 as endorsed by the EU).

IFRS 10 provides a single consolidation model and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” which now only deals with the requirements for separate financial statements and SIC-12 “Consolidation—Special Purpose Entities”.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-monetary Contributions by Venturers”. It requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement. Joint arrangements are either joint operations or joint ventures. Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

IAS 28 “Investments in Associates and Joint Ventures” (2011) supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The Group has not applied these standards and amendments and is currently evaluating their impact on the Consolidated and Bank financial statements.

• IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” (Amendment), (effective for annual periods beginning on or after 1 January 2013, as issued by the IASB or after 1 January 2014 as endorsed by the EU). The amendments clarify the transition guidance in IFRS 10. The amendments also provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the

Notes to the Financial Statements

Group and Bank

requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The Group will apply these amendments when it first applies IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).  IFRS 13:

•                  defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price);

•                  sets out in a single IFRS a framework for measuring fair value; and

•                  requires disclosures about fair value measurements.

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 explains how to measure fair value for financial reporting. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting.

The Group has applied this Standard prospectively on 1 January 2013 and it did not have a material impact on the amounts reported in the Consolidated and Bank financial statements, but it is expected to result in additional disclosures in the Consolidated and Bank financial statements.

• IAS 1 “Presentation of Financial Statements” (Amendment) (effective for annual periods beginning on or after 1 July 2012). The amendments require to group together items within OCI that may be reclassified to the profit or loss section of the income statement subsequently. The Group has not applied this amendment and will present the items in OCI as required by this amendment when it applies the amendment.

• IAS 19 “Employee Benefits” (Amendment) (effective for annual periods beginning on or after 1 January 2013). The amendments:

•                  eliminate the option to defer the recognition of gains and losses, known as the “corridor method” and require companies to recognise these changes as they occur. As a result any deficit or surplus in a plan will be included on the statement of financial position;

•                  require to include service and finance cost in income statement and remeasurements in other comprehensive income (“OCI”);

•                  introduces more extensive disclosure requirements relating to the characteristics, risks and amounts in the financial statements regarding defined benefit plans, as well as the effect of the defined benefit plans on the amount, timing and uncertainty of the entity’s future cash flows.

•                  modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.

The amendments to IAS 19 require retrospective application. Based on the Group’s preliminary assessment, loss for the period ended 31 December 2012 would be reduced by €15,8 million and €9,7 million for the Group and the Bank, respectively, and other comprehensive income for the year then ended would be reduced by €53,3 million and €34,5 million for the Group and the Bank, respectively (1 January 2012: decrease in retained earnings by €117,1 million and €110,9 million for the Group and the Bank, respectively) with the corresponding adjustments being recognised in the retirement benefit obligation and deferred income tax liabilities/assets. This net effect mainly relates to the following adjustments, including their income tax effects: a) full recognition of actuarial losses through other comprehensive income and increase in the net liability; b) immediate recognition of past service costs in profit or loss and a decrease in the net liability and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

• IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 January 2013 and interim periods within those periods). The amendment requires information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendment also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The Group has not applied this amendment and will provide the required new disclosures when it applies the amendments.

• Annual Improvements to IFRSs 2009-2011 Cycle (effective for annual periods beginning on or after 1 January 2013), which clarified:

•                  the requirements for comparative information in IAS 1 and IAS 34;

•                  the classification of certain types of equipment as property, plant and equipment in IAS 16;

•                  the accounting for the tax effect of distributions to holders of equity instruments in IAS 32; and

•                  the requirements in IAS 34 on segment information for total assets and liabilities.

The Group has not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 January 2014). The amendment provides clarifications on the application of the offsetting rules. The Group has not applied this amendment, but it is not expected to have a material impact on the Consolidated and Bank financial statements.

• IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” (Amendment), (effective for annual periods beginning on or after 1 January 2014). These amendments provide “investment entities” (as defined) an exemption from the

Notes to the Financial Statements

Group and Bank

consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss. The amendments also set out disclosure requirements for investment entities. “Investment entity” is defined as an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. The Group has not applied these amendments, but they are not expected to have an impact on the Consolidated and Bank financial statements.

• IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after 1 January 2015). IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. Key requirements of IFRS 9:

•                  all recognised financial assets that are within the scope of IAS 39 to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The Group has not applied this standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Consolidated and Bank financial statements.

2.4                     Consolidation

2.4.1.        Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including special purpose entities), which are entities controlled by the Bank. Control is achieved where the Bank has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit for the period and total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2.        Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3.        Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4.        Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had

Notes to the Financial Statements

Group and Bank

directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5.        Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. Any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6.        Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.7.        Associates

Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8.        Joint ventures

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, however not necessarily, through entities that are subject to joint control. The Group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see Note 2.4.7 above).

2.4.9.        Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10.           Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.5                     Business combinations

2.5.1.        Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•                  deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•                  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

•                  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Notes to the Financial Statements

Group and Bank

2.5.2.        Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3.        Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

2.5.4.        Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5.        Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.5.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6                     Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7                     Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

•                  Trading and

•                  Financial assets and liabilities designated as at fair value through profit or loss.

Notes to the Financial Statements

Group and Bank

2.7.1.        Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.7.2.        Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

(i)

Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)

A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

(iii)

The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3.        Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8                     Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.8.1.        Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2.        Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially

Notes to the Financial Statements

Group and Bank

in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3.          Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4.          Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities.

2.9                     Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

Notes to the Financial Statements

Group and Bank

2.10              Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11              Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12              Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13              Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Notes to the Financial Statements

Group and Bank

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.7.2).

2.14              Impairment losses on loans and advances to customers

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)    significant financial difficulty of the issuer or obligor;

(b)    a breach of contract, such as a default or delinquency in interest or principal payments;

(c)     the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)    it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)     the disappearance of an active market for that financial asset because of financial difficulties; or

(f)      observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i)            adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

(ii)          national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the statement of financial position.  Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Notes to the Financial Statements

Group and Bank

2.15              Derecognition

2.15.1.                                                           Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2.   Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

2.16                Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the statement of financial position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17                Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18              Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19                Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20                Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Notes to the Financial Statements

Group and Bank

2.21                Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22                Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23                Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24                Goodwill, software and other intangible assets

2.24.1.   Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Note 2.5.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2.   Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3.   Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond

Notes to the Financial Statements

Group and Bank

their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

•                  the technical feasibility of completing the internally generated software so that it will be available for use,

•                  its intention to complete and use the asset,

•                  the ability to use the asset,

•                  how the asset will generate future economic benefits,

•                  the ability of adequate technical, financial and other resources to complete the development and use the asset and

•                  the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4.   Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25              Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1.   Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity .  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

2.25.2.   Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3.   Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the

Notes to the Financial Statements

Group and Bank

carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4.   Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded.

2.26                Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1.   A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2.   A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the statement of financial position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.27                Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28                Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29                Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30                Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1.   Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service cost. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and are amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Defined benefit plan costs, as estimated, are charged to the income statement and are included in staff costs.

Notes to the Financial Statements

Group and Bank

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2.   Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.31                Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for pensions and other post retirement benefits and property and equipment. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32                Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33                Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are

Notes to the Financial Statements

Group and Bank

recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.34                Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Group Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35                Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the statement of financial position.

Impairment losses on initial classification as held for sale are included in income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)             its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36                Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37                Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

2.38                Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

Notes to the Financial Statements

Group and Bank

2.39                Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:                         Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2012.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.14.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modeled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market and certain Greek government bonds and debt securities in issue designated as at fair value through profit or loss that not traded in an active market. These models take into consideration the impact of credit risk if material.

Specifically for derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to own credit risk, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the statement of financial position and the

Notes to the Financial Statements

Group and Bank

changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment.

In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer. In particular, for debt instruments issued by Greek banks the assessment also took into account the recapitalization program for the Greek banks through the HFSF (see Note 2.2).

Impairment assessment of Hellenic Republic exposure

During 2012, the Group’s and the Bank’s positions in Greek government bonds were significantly reduced due to participation in the PSI in March 2012 and the buy-back program in December 2012 (see Note 14 and Note 9, respectively). The remaining exposure to the Hellenic Republic that is not measured at fair value through profit or loss is assessed for impairment as described in Note 21 and Note 22.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. We consider many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

The Group and the Bank believe that the realization of the recognized net Deferred Tax Assets (“DTA”) of €1.213,8 million and €1.085,0 million, respectively at 31 December 2012 is probable, based upon expectations of future taxable income in Greece and in the countries the Group operates. The Group and the Bank believe this is a critical accounting estimate due to the current market and economic conditions in Greece.

Deferred tax assets are recognised in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits, together with future tax-planning strategies. At 31 December 2012 the management concluded that in the next years the taxable income will not be sufficient to fully recover the DTA on tax losses and on part of deductible temporary differences from the PSI impairment (see Notes 15 and 27).

The amount of the DTA on tax losses and deductible temporary differences currently considered as non realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future and the level of future tax income. In particular, in January 2013, the nominal corporation tax rate in Greece was increased from 20% to 26% for the periods commencing from 1 January 2013 thereon. The expected impact on the Group’s and the Bank’s net deferred tax asset is described in Note 27.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected long-term return on plan assets. The assumed rate of compensation increase is determined by reviewing the Group’s salary increases each year.

The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. From 1 January 2013 this assumption setting will no longer be required as the expected return of plan assets will be replaced with a net-interest amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. So, effectively, from next year the discount rate assumption will be the most critical determinant regarding the impact from net interest cost in the income statement.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Notes to the Financial Statements

Group and Bank

Management continues monitoring potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Recognition and measurement of intangibles recognized upon business combinations

The Group accounts for acquisitions of businesses within the scope of IFRS 3 using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the acquisition method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (‘‘CDI’’) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics (history, strength, market awareness, etc.), as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more than it costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.24 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.4.10.  This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Notes to the Financial Statements

Group and Bank

NOTE 4:                                  Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                     Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the BoG and the Hellenic Capital Market Committee “HCMC”, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Risk Management Committee (“RMC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Group Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards.  The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1          Risk Management Committee

The RMC forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the management of risk and monitors the implementation and outcome of these policies.

The members of the RMC are the Chairman of the Board of Directors, the Chief Executive Officer (the “CEO”), the Deputy Chief Executive Officer (the “Deputy CEO”) and three other non-executive members of the Board.

The RMC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. The proposals to the RMC are submitted by the Group Risk Manager.

4.1.2         Group Risk Management

The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

Based on its charter, the mission of the GRCAD is to:

•                  Specify and implement credit risk policies emphasizing rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

•                  Plan, specify, implement and introduce capital management policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

•                  Estimate Regulatory and Economic Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

•                  Plan, specify, implement and introduce market, operational and liquidity risk policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

•                  Independently evaluate financial products, assets and liabilities of the bank and the Group; and

•                  Regularly handle issues relevant to market, operational and liquidity risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of :

•                  the Credit Risk Control Subdivision;

•                  the Analysis and Risk MIS Subdivision;

•                  the Capital Reporting Subdivision; and

•                  the Model Validation Unit,

whereas the GMORMD consists of:

•                  the Market Risk Management Subdivision;

•                  the Counterparty Risk Management Subdivision; and

•                  the Operational Risk Management Subdivision.

Both Divisions report to the Group’s General Risk Manager.

4.1.3          Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions

Notes to the Financial Statements

Group and Bank

and the risk limits set by the Bank. The Bank’s ALCO meets at least once a month and is comprised of the Deputy Chief Executive Officer and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4          Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5          Management of specific risks

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the sections below.

4.2                     Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour  its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1          Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies

•                  Internal risk rating systems

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions

•                  Periodical and timely remedial actions on deteriorating credits

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2          Credit ratings

The credit risk process for the Bank is managed centrally by the GRCAD, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Group uses different credit risk rating systems for its various portfolios.  Credit risk rating systems are implemented to assign borrower ratings.  Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.2.3          Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.13. In addition, an Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group’s senior management.

4.2.4          Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2012 and 2011, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the statement of financial position:

Notes to the Financial Statements

Group and Bank

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Due from banks	4.318.193	4.635.846	4.195.414	8.026.009
Trading securities (see Note 19)	5.379.535	2.660.731	5.005.234	2.456.870
Derivative financial instruments	3.693.023	3.610.701	3.380.454	2.785.262
Loans and advances to customers	69.135.388	71.496.221	46.999.623	52.891.237
Investment securities (see Note 22)	7.587.171	10.071.503	4.239.493	6.904.290
Insurance related assets and receivables (Note 28)	29.153	31.170	—	—
Other assets (see Note 29)	2.070.188	2.320.760	1.676.548	1.962.138
Credit commitments (see Note 36) *	20.698.799	21.239.463	8.754.669	11.024.322
Total	112.911.450	116.066.395	74.251.435	86.050.128

* Commitments to extend credit at 31 December 2012 include amounts of €25,0 million for the Group (2011: €1.685,7 million) and €25,0 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

4.2.5          Collateral and other credit enhancements

Counterparty risk

Counterparty risk for the Group stems from over-the-counter transactions, money market placements and repo/reverse repo transactions and it arises from the obligor’s failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring of these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating will be considered.

The counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash or debt securities used as  collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. In over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances to customers are:

•                  Mortgages over residential properties;

•                  Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•                  Pledges over financial instruments such as debt securities and equities;

•                  Cash collaterals;

•                  State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers.  Debt securities, treasury and other eligible bills are generally unsecured.

Notes to the Financial Statements

Group and Bank

4.2.6          Loans and advances to customers and due from banks

Credit quality of loans and advances to customers and due from banks is summarised as follows:

Loans and advances to customers and due from banks - Group

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	15.025.303	4.664.904	4.875.681	3.089.184	18.245.284	45.900.356	4.317.092
Past due but not impaired	2.758.127	944.213	645.790	493.060	1.877.759	6.718.949	—
Impaired — collective	5.549.018	3.319.236	1.199.917	2.147.165	1.107.241	13.322.577	3.488
Impaired — individual	138.710	55.315	3.573	545.925	10.219.829	10.963.352	7.520
Total before allowance for impairment	23.471.158	8.983.668	6.724.961	6.275.334	31.450.113	76.905.234	4.328.100
Total allowance for impairment	(990.980)	(1.884.873)	(914.803)	(1.095.947)	(2.883.243)	(7.769.846)	(9.907)
Total	22.480.178	7.098.795	5.810.158	5.179.387	28.566.870	69.135.388	4.318.193

Loans and advances to customers and due from banks  — Group

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	17.614.695	4.985.854	3.770.225	3.348.849	20.166.171	49.885.794	4.634.944
Past due but not impaired	3.321.445	1.085.963	671.987	761.730	2.060.237	7.901.362	—
Impaired — collective	3.005.408	2.544.752	914.519	1.593.562	934.456	8.992.697	—
Impaired — individual	136.977	47.031	3.402	517.095	11.131.453	11.835.958	10.431
Total before allowance for impairment	24.078.525	8.663.600	5.360.133	6.221.236	34.292.317	78.615.811	4.645.375
Total allowance for impairment	(605.821)	(1.351.673)	(684.037)	(781.659)	(3.696.400)	(7.119.590)	(9.529)
Total	23.472.704	7.311.927	4.676.096	5.439.577	30.595.917	71.496.221	4.635.846

Credit quality of loans and advances to customers and due from banks neither past due nor impaired — Group

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	14.894.149	4.553.762	4.870.055	2.673.143	14.540.151	41.531.260	4.317.092
Watch list or substandard	131.154	111.142	5.626	416.041	3.705.133	4.369.096	—
Total	15.025.303	4.664.904	4.875.681	3.089.184	18.245.284	45.900.356	4.317.092

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	17.095.489	4.769.335	3.764.825	2.770.357	16.532.815	44.932.821	4.461.545
Watch list or substandard	519.206	216.519	5.400	578.492	3.633.356	4.952.973	173.399
Total	17.614.695	4.985.854	3.770.225	3.348.849	20.166.171	49.885.794	4.634.944

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers and due from banks past due but not impaired - Group

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.354.128	610.157	540.256	317.182	964.941	3.786.664	—
Past due 31-90 days	873.425	290.992	105.511	166.282	313.084	1.749.294	—
Past due over 90 days	530.574	43.064	23	9.596	599.734	1.182.991	—
Total	2.758.127	944.213	645.790	493.060	1.877.759	6.718.949	—

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.529.912	682.682	509.651	496.069	1.493.830	4.712.144	—
Past due 31-90 days	1.175.261	363.793	162.315	244.829	357.543	2.303.741	—
Past due over 90 days	616.272	39.488	21	20.832	208.864	885.477	—
Total	3.321.445	1.085.963	671.987	761.730	2.060.237	7.901.362	—

Loans and advances to customers and due from banks  — Bank

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	11.174.092	1.783.167	644.397	1.316.315	13.490.400	28.408.371	4.195.328
Past due but not impaired	2.229.932	405.641	189.539	234.130	903.653	3.962.895	—
Impaired - collective	5.463.017	2.749.251	635.783	1.884.324	658.013	11.390.388	—
Impaired - individual	—	504	—	176.351	9.098.548	9.275.403	597
Total before allowance for impairment	18.867.041	4.938.563	1.469.719	3.611.120	24.150.614	53.037.057	4.195.925
Total allowance for impairment	(919.691)	(1.470.567)	(536.549)	(820.298)	(2.290.329)	(6.037.434)	(511)
Total	17.947.350	3.467.996	933.170	2.790.822	21.860.285	46.999.623	4.195.414

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	14.119.816	2.459.611	780.608	1.863.335	16.507.260	35.730.630	8.026.009
Past due but not impaired	2.877.277	607.316	228.873	486.722	1.201.518	5.401.706	—
Impaired - collective	2.893.125	2.039.519	541.196	1.340.986	481.817	7.296.643	—
Impaired - individual	5.070	2.063	—	121.168	10.103.057	10.231.358	—
Total before allowance for impairment	19.895.288	5.108.509	1.550.677	3.812.211	28.293.652	58.660.337	8.026.009
Total allowance for impairment	(550.899)	(1.011.962)	(415.535)	(559.922)	(3.230.782)	(5.769.100)	—
Total	19.344.389	4.096.547	1.135.142	3.252.289	25.062.870	52.891.237	8.026.009

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers and due from banks neither past due nor impaired — Bank

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Satisfactory	11.174.092	1.783.167	644.397	922.686	10.061.596	24.585.938	4.195.328
Watch list or substandard	—	—	—	393.629	3.428.804	3.822.433	—
Total	11.174.092	1.783.167	644.397	1.316.315	13.490.400	28.408.371	4.195.328

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	14.119.816	2.459.611	780.608	1.360.442	13.505.018	32.225.495	7.852.610
Watch list or substandard	—	—	—	502.893	3.002.242	3.505.135	173.399
Total	14.119.816	2.459.611	780.608	1.863.335	16.507.260	35.730.630	8.026.009

Ageing analysis of loans and advances to customers and due from banks past due but not impaired — Bank

As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.051.444	230.115	130.771	149.290	266.887	1.828.507	—
Past due 31-90 days	682.610	136.679	58.768	84.840	196.694	1.159.591	—
Past due over 90 days	495.878	38.847	—	—	440.072	974.797	—
Total	2.229.932	405.641	189.539	234.130	903.653	3.962.895	—

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.252.942	349.955	164.265	313.558	862.708	2.943.428	—
Past due 31-90 days	1.015.395	221.988	64.608	163.450	157.338	1.622.779	—
Past due over 90 days	608.940	35.373	—	9.714	181.472	835.499	—
Total	2.877.277	607.316	228.873	486.722	1.201.518	5.401.706	—

Forbearance

As at 31 December 2012, impaired loans and advances to customers include loans and advances to customers with delays less than 90 days (180 days for mortgages) subject to forbearance measures for the Group which are summarized by loan portfolio in the following table:

	Group		Bank
	Loans and advances to customers	Allowance for impairment	Loans and advances to customers	Allowance for impairment
Mortgages	2.140.371	(110.802)	2.101.659	(107.820)
Consumer loans	724.403	(101.652)	637.118	(98.371)
Credit cards	79.629	(5.454)	—	—
Small business lending	480.863	(59.325)	437.946	(55.690)
Corporate loans	766.965	(62.369)	413.240	(47.095)
Total	4.192.231	(339.601)	3.589.963	(308.976)

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Retail forbearance programs mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme, whereby the customer pays a proportion, ranging from 30% to 70%, of the installment due for the first years of the forbearance, or through an interest only payment period of a maximum of 24 months. Those programs also offer a reduction of the off balance sheet interest accounted for.

For Corporate loans, the types of forbearance measures usually include a mix of a new amortization schedule tailored to current conditions and the borrower’s projected cash flows, an extension

Notes to the Financial Statements

Group and Bank

of the tenor, depending on the borrower and its needs, as well as a shift from short-term to long-term financing.

Forborn loans are separately managed and monitored by management. For example, the trends of re-default are closely monitored and analyzed in order to identify the drivers for the re-defaults. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

Forborn loans are considered impaired until a minimum number of payments is made by the borrower, ranging from 4 to 12 depending on the loan product and are assessed as a separate group within each portfolio for the purposes of impairment calculation. The allowance for impairment on forborn loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborn loans and advances to customers is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborn corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), allowance for loan loss is calculated through collectively using the probability of default corresponding to their internal credit rating.

Repossessed collateral

During 2012, the Group obtained assets by taking possession of collateral held as security of €92.988 (2011: €89.373). The corresponding figures for the Bank are €715 at 31 December 2012 (2011: €7.304).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the statement of financial position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified within Investment Property.

4.2.7                     Credit risk concentration of loans and advances to customers and credit commitments

The geographical concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Geographical concentration of loans and advances to customers and credit commitments - Group

	Loan portfolio				Credit commitments
	31.12.2012		31.12.2011		31.12.2012 *		31.12.2011 *

Greece	44.109.022	65%	48.364.568	68%	7.076.856	34%	8.953.928	42%
Turkey	16.908.966	24%	14.422.400	20%	12.402.921	60%	10.734.687	51%
SE Europe and Cyprus	7.048.423	10%	7.298.004	10%	800.314	4%	1.077.937	5%
West European Countries	847.218	1%	1.188.745	2%	369.168	2%	404.834	2%
Africa	221.759	—%	222.504	—%	49.542	—%	68.076	—%
Total	69.135.388		71.496.221		20.698.801		21.239.462

Geographical concentration of loans and advances to customers and credit commitments - Bank

	Loan portfolio				Credit commitments
	31.12.2012		31.12.2011		31.12.2012 *		31.12.2011 *

Greece	44.043.131	94%	48.586.575	91%	8.389.197	96%	10.472.850	96%
Turkey	725.444	2%	956.597	2%	—	—	—	—
SE Europe and Cyprus	1.159.334	2%	1.911.143	4%	18.490	—%	112.743	—
West European Countries	995.237	2%	1.349.874	3%	330.126	4%	400.722	4%
Africa	76.477	—%	87.048	—%	16.856	—%	38.007	—%
Total	46.999.623		52.891.237		8.754.669		11.024.322

* Commitments to extend credit at 31 December 2012 include amounts of €25,0 million for the Group (2011: €1.685,7 million) and €25,0 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

Notes to the Financial Statements

Group and Bank

The concentration by industry sector of the Group’s and Bank’s loans and advances to customers is summarised in the following table:

Industry concentration of loans and advances to customers

	Group				Bank
	31.12.2012		31.12.2011		31.12.2012		31.12.2011

Private individuals	35.335.926	51%	35.460.638	49%	22.297.480	48%	24.579.267	46%
Trade and services (excl. tourism)	7.836.744	11%	8.956.101	13%	7.342.173	17%	8.921.637	17%
Professionals	2.906.833	4%	2.470.015	3%	602.820	1%	657.273	1%
Industry & mining	4.875.293	7%	5.466.351	8%	2.989.397	6%	3.471.137	7%
Small scale industry	2.465.962	4%	2.417.264	3%	1.012.518	2%	1.209.150	2%
General Government	6.666.329	10%	7.208.830	10%	6.616.715	14%	7.142.650	14%
Construction and real estate development	2.739.009	4%	2.860.818	4%	1.433.604	3%	1.592.124	3%
Shipping	1.635.696	2%	1.842.978	3%	1.618.441	3%	1.832.958	3%
Transportation and telecommunications (excl. shipping)	1.153.474	2%	1.331.717	2%	654.779	1%	861.434	2%
Energy	1.979.853	3%	1.992.415	3%	1.643.345	3%	1.713.101	3%
Tourism	615.537	1%	634.856	1%	424.242	1%	475.248	1%
Other	924.732	1%	854.238	1%	364.109	1%	435.258	1%
Total	69.135.388		71.496.221		46.999.623		52.891.237

The concentration of the Group’s and Bank’s loans and advances to the Hellenic Republic or to Hellenic Republic public sector entities, and loans and receivables guaranteed by the Hellenic Republic as at 31 December 2011 and 2012 are the following:

Loans and advances to the Hellenic Republic or guaranteed by the Hellenic Republic

	31.12.2012		31.12.2011
Group	Balance	Allowance	Balance	Allowance

Loan to the Hellenic Republic	6.396.225	(493.167)	6.183.459	(479.991)
Loans eligible to PSI	—	—	1.949.438	(1.465.603)
Loans to General Government	572.466	(107.045)	563.014	(126.449)
Other state related entities (*)	435.239	(14.181)	399.293	(8.433)
Corporate and Small Business loans	530.644	(75.084)	766.551	(98.425)
Mortgage loans	1.322.342	(3.738)	1.410.907	—
Reverse repos to non financial institutions	30.067	—	342.050	—
Loans and advances to customers	9.286.983	(693.215)	11.614.712	(2.178.901)

(*) Listed companies are excluded from the above table

	31.12.2012		31.12.2011
Bank	Balance	Allowance	Balance	Allowance

Loan to the Hellenic Republic	6.396.225	(493.167)	6.183.459	(479.991)
Loans eligible to PSI	—	—	1.949.438	(1.465.603)
Loans to General Government	572.466	(107.045)	563.014	(126.449)
Other state related entities (*)	429.977	(14.148)	394.760	(8.433)
Corporate and Small Business loans	530.644	(75.084)	766.551	(98.425)
Mortgage loans	1.322.342	(3.738)	1.410.907	—
Reverse repos to non financial institutions	30.067	—	342.050	—
Loans and advances to customers	9.281.721	(693.182)	11.610.179	(2.178.901)

(*) Listed companies are excluded from the above table

The Group has conducted impairment assessment individually or collectively, where deemed appropriate, for all its exposures related to the Hellenic Republic. When objective evidence of impairment exists, according to our impairment policy, an impairment loss has been incurred, which is measured over the exposure directly to or guaranteed by the Hellenic Republic using appropriate risk parameters.

Notes to the Financial Statements

Group and Bank

4.2.8           Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2012 and 2011, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2012	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and-receivables	Total

Aaa	4.864	—	20.080	—	—	24.944
Aa1 to A3	1.744.146	—	283.707	58.184	119.079	2.205.116
Baa1 to Ba3	287.298	—	3.792.930	—	51.807	4.132.035
Of which:
-Irish, Italian & Hungarian sovereign debt	15.383	—	10.202	—	—	25.585
- Cypriot Financial Institutions (1)	—	—	3.034	—	—	3.034
Lower than Ba3	3.314.323	—	372.023	274.602	2.570.675	6.531.623
Of which:
- Greek sovereign debt	3.221.906	—	17.175	119.611	2.288.876	5.647.568
- Cypriot sovereign debt(1)	14.109	—	23.472	144.279	—	181.860
- Cypriot Financial Institutions (1)	—	—	2.690	—	—	2.690
Unrated	28.904	—	18.675	23.158	2.251	72.988
Total	5.379.535	—	4.487.415	355.944	2.743.812	12.966.706

As at 31 December 2011	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	85.071	—	12.693	59.134	447	157.345
Aa1 to A3	96.432	—	216.775	—	175.562	488.769
Of which Italian sovereign debt	—	—	2.864	—	—	2.864
Baa1 to Ba3	151.649	—	3.346.532	85.231	74.855	3.658.267
Of which Cypriot Irish & Hungarian sovereign debt	38.624		78.418	56.096	—	173.138
Lower than Ba3	2.326.668	—	286.080	879.301	4.888.494	8.380.543
Of which Greek sovereign debt	2.270.889	—	—	866.364	4.520.360	7.657.613
Unrated	911	—	30.212	—	16.187	47.310
Total	2.660.731	—	3.892.292	1.023.666	5.155.545	12.732.234

Ratings — Bank

As at 31 December 2012	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4.864	—	—	—	—	4.864
Aa1 to A3	1.681.491	—	110.276	—	109.566	1.901.333
Baa1 to Ba3	23.287	—	549.159	689.708	51.807	1.313.961
Of which: Irish, Italian & Hungarian sovereign debt	15.383	—	6.709	—	—	22.092
Lower than Ba3	3.295.592	—	85.181	262.909	2.300.048	5.943.730
Of which:
- Greek sovereign debt	3.221.845	—	17.175	57.197	2.288.876	5.585.093
- Cypriot sovereign debt(1)	13.751	—	23.472	—	—	37.223
- Cypriot Financial Institutions (1)	—	—	2.690	—	—	2.690
Unrated	—	—	850	77.739	2.250	80.839
Total	5.005.234	—	745.466	1.030.356	2.463.671	9.244.727

Notes to the Financial Statements

Group and Bank

As at 31 December 2011	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	85.071	—	2.978	—	447	88.496
Aa1 to A3	32.780	—	127.307	—	166.071	326.158
Baa1 to Ba3	38.242	—	548.209	732.418	74.854	1.393.723
Of which Cypriot, Irish & Hungarian sovereign debt	38.242	—	65.499	—	—	103.741
Lower than Ba3	2.300.777	—	217.929	533.057	4.439.729	7.491.492
Of which Greek sovereign debt	2.270.713	—	—	324.043	4.044.113	6.638.869
Unrated	—	—	1.571	56.755	2.965	61.291
Total	2.456.870	—	897.994	1.322.230	4.684.066	9.361.160

(1)         All Cyprus sovereign bonds and bonds issued by Cypriot financial institutions held by the Group and the Bank in the available-for-sale portfolio have been impaired to their fair value. Cyprus treasury bills of €144,3 held by our Cyprus subsidiary in the held-to-maturity portfolio at 31 December 2012 were not impaired and have been repaid in full in accordance with their contractual terms.

As at 31 December 2012 and 2011, the Group and the Bank did not have any exposure to Spanish or Portuguese sovereign debt. As at 31 December 2012 and 2011, the Group and the Bank did not have any derivatives bought or sold related to the sovereign risk of Greece, Cyprus, Ireland, Italy and Hungary.

4.3                     Market risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  The most significant type of market risk to which the Bank is exposed, is interest rate risk. It arises mainly from the Bank’s trading and available-for-sale bond portfolios, as well as from the interest rate derivatives, both exchange traded and over-the-counter.

More specifically, the Bank retains a portfolio of Greek T-Bills, EFSF issuances and EU sovereign debt and also holds positions in Greek and international corporate debt. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes. Furthermore, the Bank maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Apart from the Bank, the most significant contributor of market risk, on a Group level is Finansbank, through its trading and available-for-sale portfolios. Of the three types of market risk (interest rate, equity and foreign exchange), Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary trading.  As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio.

Moreover, Finansbank obtains liquidity in US dollars which are then converted into TL through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”), and retains positions in stock and equity index derivatives traded on the ATHEX as well as  international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading,  as well as for hedging of  equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank, primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

On a Group level, the foreign exchange risk comes from the OCP of each subsidiary, through the transactions in foreign currencies performed by the local treasury units.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, at the end of each trading day the OCP should remain within the limits set by the Treasury Division and the GMORMD. The same policy applies to all of our subsidiaries.

Notes to the Financial Statements

Group and Bank

4.3.1          Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through a software purchased by Algorithmics (RiskWatch). In particular, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The approach and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank’s trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV files. However, for the period between 12 March 2012 and 30 June 2012, the volatilities of Greek government bond yields were calculated based on 252 equally weighted daily observations. The reason for the methodological adjustment was the intense fluctuations of the Greek bond yields around the PSI period, due to the prevailing economic conditions and the lack of depth in the Greek bond market. The use of the weighted approach would have resulted in an “extreme” increase of the volatility levels of the Greek government bond yields and an overestimation of the Bank’s market risk. From 1 July 2012 onwards, we reverted back to the previous methodology.

The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 1.045. Additionally, the Bank calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR (99%, 1-day) for the years 2012 and 2011 respectively:

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5.567	4.498	1.699	2.175
Average (daily value)	58.431	56.981	2.178	2.110
Max (daily value)	100.078	98.249	3.782	5.742
Min (daily value)	5.567	4.498	1.307	552

2011*	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	29.472	29.046	1.617	765
Average (daily value)	32.859	30.749	3.723	1.136
Max (daily value)	55.033	52.777	7.114	2.439
Min (daily value)	15.933	13.750	1.559	696

*            During 2012, the calculation of the variance-covariance matrix, with respect to Greek government bonds, used in the VaR model, was revised to incorporate the credit risk. As a result the VaR estimates for 2011 have been restated in accordance with the revised methodology. Following this revision, the fair value inputs into our VaR model include any inherent credit risk.

The level of interest rate risk VaR mostly depends on the level and volatility of the underlying interest rates and the positions of the portfolio.

During the first nine months of 2012, the IR and Total VaR increased substantially due to the classification of the new Greek Government Bonds (new GGBs) received under the PSI, in the Bank’s available-for-sale portfolio, whereas the old Greek government bonds were classified in the loans-and-receivables and the held to maturity portfolios. Moreover, near the year end - in the period between the announcement of the buy back program by the Hellenic Republic and the day that it took place - the yields of the new GGBs decreased significantly, leading to higher market prices and subsequently to higher VaR estimates. After the completion of the buy back program, the Bank’s portfolio of GGBs was drastically reduced and this caused the IR and Total VaR to decrease.

On a Group level, market risk mainly arises from positions held in Finansbank’s trading and available-for-sale portfolios (the market risk undertaken by the rest of our subsidiaries is insignificant). In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for both its trading and available-for-sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as NBG (i.e. RiskWatch).

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR (99%, 1-day) for the years 2012 and 2011 respectively:

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	6.288	7.239	292	229
Average (daily value)	11.424	11.349	285	659
Max (daily value)	17.810	18.261	655	1.756
Min (daily value)	5.907	6.161	94	53

2011	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	17.458	17.480	111	864
Average (daily value)	15.758	15.582	254	749
Max (daily value)	27.107	26.571	676	2.111
Min (daily value)	9.616	9.726	80	68

The change in Finansbank’s Total VaR is mainly attributed to the change in the interest rate risk VaR. During 2012, the Turkish sovereign interest rates and the respective volatilities gradually decreased, which resulted to a lower VaR estimate.

Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank. The tables below present this VaR (99%, 1-day) for the years 2012 and 2011 respectively:

Notes to the Financial Statements

Group and Bank

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	11.043	10.334	1.690	2.284
Average (daily value)	63.615	61.930	2.287	2.265
Max (daily value)	110.925	109.048	4.015	6.619
Min (daily value)	11.043	10.334	1.383	639

2011*	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	32.841	32.148	1.737	769
Average (daily value)	38.116	36.049	3.864	1.273
Max (daily value)	60.913	58.499	7.286	2.744
Min (daily value)	20.669	18.207	1.696	728

*       During 2012, the calculation of the variance-covariance matrix, with respect to Greek government bonds, used in the VaR model, was revised to incorporate the credit risk. As a result the VaR estimates for 2011 have been restated in accordance with the revised methodology. Following this revision, the fair value inputs into our VaR model include any inherent credit risk.

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. The calculations only refer  to the Bank’s trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of “hypothetical” daily gains/losses with the respective estimates of the VaR model used for regulatory purposes. The aim of back-testing is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The procedure of back-testing is summarized as follows:

•                  Calculation of the hypothetical gains/losses on the Bank’s trading portfolio between days t and t+1,

•                  Comparison of the hypothetical gains/losses with the VaR calculated for positions as of the close of business on day t.

Any excess of the hypothetical losses over the VaR estimate is immediately reported to the Bank of Greece within five business days. Back-testing is applied on the Bank’s end-of-day positions and does not take into account any intra-day transactions. During 2012, there was only 1 exception, in which the back-testing result exceeded the respective VaR calculation.

Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. During 2012 there were 2 exceptions, in which the back-testing result exceeded the respective VaR calculation.

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both trading and available-for-sale portfolios and the scenarios used have been approved by our regulatory authorities. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0- 3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-200 bp	-200 bp	-200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€ depreciation by 30%

Moreover, stress test analysis is performed by Finansbank on its trading and available-for-sale portfolios, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

4.3.2          Limitations of the VaR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

•                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

•                 The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank’s portfolio cannot be easily liquidated.

•                  VaR refers to the plausible loss on the Bank’s portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

•                  All calculations are based on the Bank’s positions at the end of each business day, without taking into account the intra-day transactions and any realized losses that might have been incurred.

•                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), the methodology would not fully capture the effect on the value of the portfolio.

•                  Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

4.3.3          Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s

Notes to the Financial Statements

Group and Bank

banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•                  measurement of vulnerability to loss under stressful market conditions;

•                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•                  a documented policy regarding the management of interest rate risk in the banking book.

4.3.4          Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	891.461	15.118	—	—	—	3.593.270	4.499.849
Due from banks	3.439.107	77.003	165.693	67.093	—	569.297	4.318.193
Financial assets at FV through profit or loss	1.784.482	987.162	2.346.204	171.154	90.528	49.795	5.429.325
Loans and advances to customers	34.607.976	7.588.131	7.583.798	7.312.364	9.043.320	2.999.799	69.135.388
Investment securities - Available-for-sale	749.300	1.412.694	1.041.355	584.390	697.036	730.835	5.215.610
Investment securities - Held-to-maturity	52.929	114.509	67.908	62.414	58.184	—	355.944
Investment securities — Loans-and-receivables	178.262	321.009	1.386.604	—	857.937	—	2.743.812
Insurance related assets and receivables	144.062	7.449	11.599	7.742	193	422.480	593.525
Other assets	5.018	291	3.681	4.274	1.056	2.163.576	2.177.896
Total	41.852.597	10.523.366	12.606.842	8.209.431	10.748.254	10.529.052	94.469.542

Liabilities
Due to banks	33.365.320	454.732	67.007	6.966	60.000	18.308	33.972.333
Due to customers	37.408.066	8.539.786	9.091.689	838.002	2.144	2.842.253	58.721.940
Debt securities in issue & other borrowed funds	152.129	735.123	2.162.116	694.050	15.777	12.308	3.771.503
Insurance related reserves and liabilities	19.395	11.362	62.568	292.221	562.600	1.511.986	2.460.132
Other liabilities	52.509	5	387.757	55.568	—	2.019.226	2.515.065
Total	70.997.419	9.741.008	11.771.137	1.886.807	640.521	6.404.081	101.440.973

Total interest sensitivity gap	(29.144.822)	782.358	835.705	6.322.624	10.107.733	4.124.971	(6.971.431)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.330.251	4.028	—	—	—	2.747.874	4.082.153
Due from banks	4.059.576	35.955	94.247	451	—	445.617	4.635.846
Financial assets at FV through profit or loss	754.258	960.726	669.164	145.552	131.028	21.927	2.682.655
Loans and advances to customers	36.312.506	8.141.583	7.967.127	7.773.448	10.709.459	592.098	71.496.221
Investment securities - Available-for-sale	706.869	789.880	645.926	1.263.139	464.477	638.939	4.509.230
Investment securities - Held-to-maturity	64.279	235.984	457.484	115.533	150.270	116	1.023.666
Investment securities — Loans-and-receivables	304.158	490.562	1.636.104	551.691	2.173.030	—	5.155.545
Insurance related assets and receivables	5.730	9.358	18.403	1.618	110	613.207	648.426
Other assets	8.880	1.974	6.484	91	—	2.396.532	2.413.961
Total	43.546.507	10.670.050	11.494.939	9.851.523	13.628.374	7.456.310	96.647.703

Liabilities
Due to banks	16.766.868	7.633.924	3.391.493	6.300.292	—	15.661	34.108.238
Due to customers	36.737.075	10.120.406	8.923.796	674.237	2.796	3.085.330	59.543.640
Debt securities in issue & other borrowed funds	110.285	258.123	969.232	1.615.899	455.097	31.302	3.439.938
Insurance related reserves and liabilities	132	1.899	13.834	10.728	2.780	2.656.077	2.685.450
Other liabilities	47.483	257.179	116.132	51.371	—	1.873.200	2.345.365
Total	53.661.843	18.271.531	13.414.487	8.652.527	460.673	7.661.570	102.122.631

Total interest sensitivity gap	(10.115.336)	(7.601.481)	(1.919.548)	1.198.996	13.167.701	(205.260)	(5.474.928)

Interest re-pricing dates — Bank

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	534.502	5.793	—	—	—	672.224	1.212.519
Due from banks	3.322.580	192.295	214.585	67.093	—	398.861	4.195.414
Financial assets at FV through Profit or Loss	1.672.535	969.407	2.300.031	35.589	27.672	579	5.005.813
Loans and advances to customers	26.964.716	3.984.586	2.551.452	2.903.085	7.870.840	2.724.944	46.999.623
Investment securities - Available-for-sale	63.702	162.177	57.778	51.489	54.277	656.187	1.045.610
Investment securities - Held-to-maturity	128.077	135.082	767.197	—	—	—	1.030.356
Investment securities - Loans-and-receivables	49.855	169.275	1.386.604	—	857.937	—	2.463.671
Other assets	—	—	—	—	—	1.703.357	1.703.357
Total	32.735.967	5.618.615	7.277.647	3.057.256	8.810.726	6.156.152	63.656.363

Liabilities
Due to banks	32.349.967	347.462	524.838	167	60.000	4.722	33.287.156
Due to customers	26.580.002	5.937.983	6.513.970	627.596	969	1.247.520	40.908.040
Debt securities in issue & other borrowed funds	56.361	46.320	70.158	603.614	18.440	10.325	805.218
Other liabilities	44.995	194.474	526.839	282.052	89.972	964.016	2.102.348
Total	59.031.325	6.526.239	7.635.805	1.513.429	169.381	2.226.583	77.102.762

Total interest sensitivity gap	(26.295.358)	(907.624)	(358.158)	1.543.827	8.641.345	3.929.569	(13.446.399)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates — Bank

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	833.103	4.028	—	—	—	729.452	1.566.583
Due from banks	6.917.538	599.346	150.328	60.451	—	298.346	8.026.009
Financial assets at FV through profit or loss	732.710	958.097	643.026	29.987	93.050	387	2.457.257
Loans and advances to customers	28.764.702	5.343.173	4.056.313	4.921.870	9.691.865	113.314	52.891.237
Investment securities - Available-for-sale	55.696	160.532	50.851	223.688	51.184	615.523	1.157.474
Investment securities - Held-to-maturity	73.298	344.904	825.155	71.643	7.230	—	1.322.230
Investment securities — Loans-and-receivables	216.333	460.799	1.618.296	476.320	1.912.318	—	4.684.066
Other assets	—	—	—	—	—	1.966.264	1.966.264
Total	37.593.380	7.870.879	7.343.969	5.783.959	11.755.647	3.723.286	74.071.120

Liabilities
Due to banks	16.121.560	7.565.326	3.873.286	6.300.292	—	10.399	33.870.863
Due to customers	29.135.256	5.869.658	6.641.564	528.704	—	1.849.985	44.025.167
Debt securities in issue & other borrowed funds	126.500	163.065	139.819	1.130.934	450.000	33.650	2.043.968
Other liabilities	84.563	390.368	113.348	348.774	80.141	3.187.813	4.205.007
Total	45.467.879	13.988.417	10.768.017	8.308.704	530.141	5.081.847	84.145.005

Total interest sensitivity gap	(7.874.499)	(6.117.538)	(3.424.048)	(2.524.745)	11.225.506	(1.358.561)	(10.073.885)

4.3.5          Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

The Group’s foreign exchange risk concentration as at 31 December 2012 and 2011 was as follows:

Foreign exchange risk concentration - Group

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2.136.250	778.835	147.667	160	9.021	435.619	992.297	4.499.849
Due from banks	2.652.650	601.207	88.206	25.190	36.283	798.991	115.666	4.318.193
Financial assets at FV through Profit or Loss	5.160.973	68.367	8.592	—	—	56.408	134.985	5.429.325
Derivative financial instruments	3.231.697	193.167	4.098	15.356	4.269	242.189	2.247	3.693.023
Loans and advances to customers	48.116.995	3.754.244	146.465	50.780	1.224.240	13.958.979	1.883.685	69.135.388
Investment securities - Available-for-sale	1.558.476	670.321	10.042	18	11	2.488.077	488.665	5.215.610
Investment securities - Held-to-maturity	345.231	—	—	—	—	—	10.713	355.944
Investment securities - Loans-and-receivables	2.743.803	4	5	—	—	—	—	2.743.812
Investment property	276.839	—	—	—	—	—	3.549	280.388
Equity method investments	45.223	—	—	—	—	105.853	7.573	158.649
Goodwill, software & other intangibles	247.451	36	94.751	—	—	1.745.147	50.347	2.137.732
Property & equipment	1.617.137	—	31.928	—	—	194.556	125.101	1.968.722
Insurance operations assets and receivables	631.408	1.317	237	3	223	—	2.724	635.912
Other assets	3.622.403	63.917	48.859	9.970	955	387.565	92.557	4.226.226
Total assets	72.386.536	6.131.415	580.850	101.477	1.275.002	20.413.384	3.910.109	104.798.773

Notes to the Financial Statements

Group and Bank

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	32.381.660	879.106	3.599	17	98.746	553.942	55.263	33.972.333
Derivative financial instruments	4.073.026	303.814	35.436	38.334	27.319	291.464	818	4.770.211
Due to customers	39.022.997	5.739.479	237.075	222.195	69.305	9.447.371	3.983.518	58.721.940
Debt securities in issue & Other borrowed funds	1.294.656	1.144.454	614	—	—	1.304.292	27.487	3.771.503
Insurance related reserves and liabilities	2.454.386	678	33	19	547	—	4.469	2.460.132
Other liabilities	1.319.936	270.433	92.968	14.226	89	1.019.242	43.477	2.760.371
Retirement benefit obligations	205.839	—	—	—	—	17.822	6.185	229.846
Total liabilities	80.752.500	8.337.964	369.725	274.791	196.006	12.634.133	4.121.217	106.686.336

Net on balance sheet position	(8.365.964)	(2.206.549)	211.125	(173.314)	1.078.996	7.779.251	(211.108)	(1.887.563)

Foreign exchange risk concentration - Group

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3.147.996	90.795	65.262	421	6.512	194.568	576.599	4.082.153
Due from banks	3.083.902	765.854	80.476	32.936	67.999	447.939	156.740	4.635.846
Financial assets at FV through Profit or Loss	2.560.139	17.340	5	—	—	36.870	68.301	2.682.655
Derivative financial instruments	2.614.605	213.608	10.546	11.110	23.434	719.224	18.174	3.610.701
Loans and advances to customers	52.725.983	4.404.097	142.585	87.585	1.289.934	10.812.284	2.033.753	71.496.221
Investment securities - Available-for-sale	1.424.936	444.769	13.730	36	4	2.418.239	207.516	4.509.230
Investment securities - Held-to-maturity	1.010.730	—	—	—	—	—	12.936	1.023.666
Investment securities - Loans-and-receivables	5.038.869	27.977	—	88.699	—	—	—	5.155.545
Investment property	271.918	—	—	—	—	—	2.552	274.470
Equity method investments*	56.627	—	—	—	—	1.304	5.066	62.997
Goodwill, software & other intangibles	212.799	—	70.129	—	—	1.687.138	166.755	2.136.821
Property & equipment	1.684.234	—	19.257	—	—	172.759	146.426	2.022.676
Insurance operations assets and receivables	683.978	19	—	2	233	11.544	4.862	700.638
Other assets	3.865.884	62.795	52.571	24.904	1.171	254.364	76.625	4.338.314
Total assets	78.382.600	6.027.254	454.561	245.693	1.389.287	16.756.233	3.476.305	106.731.933

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	33.123.739	525.097	2.357	26	36.415	373.933	46.671	34.108.238
Derivative financial instruments	3.371.959	314.887	32.137	190.846	28.778	390.390	2.407	4.331.404
Due to customers	41.665.852	5.100.988	285.657	101.995	68.372	8.601.926	3.718.850	59.543.640
Debt securities in issue & Other borrowed funds	2.221.353	1.008.257	—	—	—	182.641	27.687	3.439.938
Insurance related reserves and liabilities	2.648.462	88	—	2	547	32.114	4.237	2.685.450
Other liabilities	1.451.082	279.535	88.156	27.466	1.208	711.694	41.203	2.600.344
Retirement benefit obligations	256.126	—	—	—	—	14.237	5.573	275.936
Total liabilities	84.738.573	7.228.852	408.307	320.335	135.320	10.306.935	3.846.628	106.984.950

Net on balance sheet position	(6.355.973)	(1.201.598)	46.254	(74.642)	1.253.967	6.449.298	(370.323)	(253.017)

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1.041.405	13.146	141.121	75	1.100	69	15.603	1.212.519
Due from banks	3.357.665	513.556	56.546	23.993	196.781	887	45.986	4.195.414
Financial assets at FV through Profit or Loss	4.945.888	512	—	—	—	—	59.413	5.005.813
Derivative financial instruments	3.217.246	138.607	3.943	15.356	4.251	—	1.051	3.380.454
Loans and advances to customers	43.636.361	2.324.114	139.284	23.495	847.554	—	28.815	46.999.623
Investment securities — Available-for-sale	877.236	157.986	950	18	11	—	9.409	1.045.610
Investment securities — Held-to-maturity	326.356	689.707	—	—	—	—	14.293	1.030.356
Investment securities - Loans-and-receivables	2.463.662	4	5	—	—	—	—	2.463.671
Investments in subsidiaries	8.772.695	115.907	12.089	—	—	—	6.184	8.906.875
Equity method investments	6.716	—	—	—	—	—	—	6.716
Software & other intangible assets	133.793	—	—	—	—	—	118	133.911
Property & equipment	326.899	—	—	—	—	—	3.920	330.819
Other assets	3.172.998	42.730	—	9.968	846	91	1.068	3.227.701
Total assets	72.278.920	3.996.269	353.938	72.905	1.050.543	1.047	185.860	77.939.482

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	32.685.485	386.610	166.352	3.673	35.846	—	9.190	33.287.156
Derivative financial instruments	4.050.712	221.408	35.311	38.332	27.319	—	—	4.373.082
Due to customers	36.962.519	2.470.797	182.848	226.757	42.977	1.214	1.020.928	40.908.040
Debt securities in issue & Other borrowed funds	764.336	29.502	11.380	—	—	—	—	805.218
Other liabilities	1.902.701	243.793	2.778	14.126	4	894	3.487	2.167.783
Retirement benefit obligations	192.797	—	—	—	—	—	—	192.797
Total liabilities	76.558.550	3.352.110	398.669	282.888	106.146	2.108	1.033.605	81.734.076

Net on balance sheet position	(4.279.630)	644.159	(44.731)	(209.983)	944.397	(1.061)	(847.745)	(3.794.594)

Foreign exchange risk concentration - Bank

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1.440.294	40.450	59.108	318	767	59	25.587	1.566.583
Due from banks	6.983.367	571.911	37.897	31.879	221.748	6.242	172.965	8.026.009
Financial assets at FV through Profit or Loss	2.431.530	162	5	—	—	—	25.560	2.457.257
Derivative financial instruments	2.590.619	148.616	10.140	11.110	5.969	—	18.808	2.785.262
Loans and advances to customers	49.083.046	2.706.537	139.954	31.648	875.537	—	54.515	52.891.237
Investment securities — Available-for-sale	998.192	127.337	1.651	—	2	—	30.292	1.157.474
Investment securities — Held-to-maturity	602.178	703.300	—	—	—	—	16.752	1.322.230
Investment securities - Loans-and-receivables	4.554.804	29.069	11.494	88.699	—	—	—	4.684.066
Investments in subsidiaries	8.320.308	122.346	12.089	—	—	—	6.184	8.460.927
Equity method investments*	26.316	—	—	—	—	—	—	26.316
Software & other intangible assets	128.029	316	277	—	—	—	331	128.953
Property & equipment	345.850	—	—	—	—	—	7.243	353.093
Other assets	3.241.792	42.787	—	24.095	1.336	77	—	3.310.087
Total assets	80.746.325	4.492.831	272.615	187.749	1.105.359	6.378	358.237	87.169.494

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	33.564.518	79.791	166.735	2.157	37.776	—	19.886	33.870.863
Derivative financial instruments	3.345.748	218.069	32.086	190.846	11.127	3.827	726	3.802.429
Due to customers	39.811.173	2.674.819	225.324	106.516	43.751	2.488	1.161.096	44.025.167
Debt securities in issue & Other borrowed funds	1.888.951	68.972	86.045	—	—	—	—	2.043.968
Other liabilities	3.984.092	256.985	2.466	27.460	1.109	3.718	7.862	4.283.692
Retirement benefit obligations	208.891	—	—	—	—	—	—	208.891
Total liabilities	82.803.373	3.298.636	512.656	326.979	93.763	10.033	1.189.570	88.235.010

Net on balance sheet position	(2.057.048)	1.194.195	(240.041)	(139.230)	1.011.596	(3.655)	(831.333)	(1.065.516)

* In 2011, for the Group and the Bank, equity method investments includes €20.513, that has been classified as assets held for sale and is included in other assets.

Notes to the Financial Statements

Group and Bank

4.4                     Country risk

Country risk is the risk that political or economic changes in a foreign country, could adversely impact our exposure to that country. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s capacity and willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

•                  interbank money market placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

•                  loans to corporations or financial institutions, positions in corporate bonds and project finance loans;

•                  funded and unfunded commercial transactions;

•                  participation in the equity of the Group’s subsidiaries, which operate in other countries; and

•                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on countries of South East Europe, Turkey, Egypt and South Africa, where the Group has presence.

4.5                     Liquidity risk

4.5.1          Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and other capital needs.

The Bank’s executive and senior management have the responsibility for implementing the liquidity risk strategy approved by the RMC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels.

The ALCO monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets.

4.5.2          Sources of liquidity

Currently, the Group’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, either directly or indirectly through the Emergency Liquidity Assistance program (“ELA”) offered by the Bank of Greece, and long-term debt. For the repurchase agreements, the Group uses as collateral securities in the trading and investment securities portfolios, loans, notes issued under loan securitizations, covered bonds, notes issued by the Bank and guaranteed by the Hellenic Republic in the context of our participation in the Hellenic Republic Bank Support Plan, and EFSF bonds received by the HFSF as an advance for its participation in the Bank’s future share capital increase.

The reduced access to interbank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted to an increased reliance on the ECB repo facilities, also through 2012. As of 31 December 2012, the funding from the Bank of Greece, through the ELA, amounted to €30,9 billion (see Note 36 for the analysis of instruments pledged).

4.5.3          Financings under the Hellenic Republic Bank Support Plan

Under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Notes to the Financial Statements

Group and Bank

Pillar II

Description	Issue date	Maturity date	Nominal amount in million €	Interest rate

Floating Rate Notes	26 April 2010	April 2013	2.500,0	Paid quarterly at a rate of three-month Euribor plus 1.200 bps
Floating Rate Notes	4 May 2010	May 2013	1.345,0	Paid quarterly at a rate of three-month Euribor plus 500 bps
Floating Rate Notes	4 May 2010	May 2013	655,0	Paid quarterly at a rate of three-month Euribor plus 1.200 bps
Floating Rate Notes	28 June 2010	June 2013	4.265,6	Paid quarterly at a rate of three-month Euribor plus 1.200 bps
Floating Rate Notes	23 December 2010	December 2013	4.107,7	Paid quarterly at a rate of three-month Euribor plus 1.200 bps
Floating Rate Notes	7 June 2011	June 2014	1.925,0	Paid quarterly at a rate of three-month Euribor plus 1.200 bps
Total			14.798,3

Additionally, on 24 May 2012, the Fixed Rate Notes of €3.000,0 million issued by the Bank in February 2012, matured.

The Notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position. Additionally, the Notes are currently rated Caa2 by Moody’s and CCC by Fitch. For more information on debt securities in issue and other borrowed funds see Notes 32 and 33.

Pillar III

On 12 April 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

4.5.4          Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	33.392.066	179.108	88.855	302.563	40.463	34.003.055
Due to customers	40.358.174	8.286.768	9.328.039	1.129.968	253.583	59.356.532
Debt securities in issue & Other borrowed funds	147.915	582.006	1.598.194	1.946.861	95.264	4.370.240
Insurance related reserves and liabilities	253.655	71.778	365.337	735.989	1.033.373	2.460.132
Other liabilities	939.326	564.891	337.714	368.157	49.607	2.259.695
Total — on balance sheet	75.091.136	9.684.551	11.718.139	4.483.538	1.472.290	102.449.654
Credit commitments *	4.612.793	786.429	1.913.413	10.408.075	2.978.089	20.698.799

Contractual undiscounted cash outflows - Group

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	16.942.762	7.350.430	3.442.147	6.768.275	3.176	34.506.790
Due to customers	39.817.586	10.123.902	9.058.444	879.501	250.674	60.130.107
Debt securities in issue & Other borrowed funds	115.822	241.725	970.459	2.683.635	583.973	4.595.614
Insurance related reserves and liabilities	277.547	96.329	487.900	730.264	1.093.410	2.685.450
Other liabilities	676.396	508.549	326.900	367.818	38.118	1.917.781
Total — on balance sheet	57.830.113	18.320.935	14.285.850	11.429.493	1.969.351	103.835.742
Credit commitments *	6.638.175	893.379	2.198.447	8.417.783	3.091.679	21.239.463

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	32.358.744	99.335	539.128	281.274	40.463	33.318.944
Due to customers	27.805.442	5.469.246	6.701.303	875.628	459.598	41.311.217
Debt securities in issue & Other borrowed funds	303	1.685	37.017	969.726	284.119	1.292.850
Other liabilities	16.724	551.938	231.114	1.542.900	100.509	2.443.185
Total — on balance sheet	60.181.213	6.122.204	7.508.562	3.669.528	884.689	78.366.196
Credit commitments *	5.274.542	225.093	648.487	519.570	2.086.977	8.754.669

Contractual undiscounted cash outflow - Bank

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	16.200.665	7.360.777	3.936.774	6.768.275	3.176	34.269.667
Due to customers	30.958.885	5.542.290	6.762.863	697.784	349.669	44.311.491
Debt securities in issue & Other borrowed funds	1.119	85.228	102.593	1.925.174	1.398.037	3.512.151
Other liabilities	69.734	2.486.530	201.317	836.214	626.268	4.220.063
Total — on balance sheet	47.230.403	15.474.825	11.003.547	10.227.447	2.377.150	86.313.372
Credit commitments *	7.180.797	286.679	820.509	431.652	2.304.685	11.024.322

* Commitments to extend credit at 31 December 2012 include amounts of €25,0 million for the Group (2011: €1.685,7 million) and €25,0 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders.

4.6                     Insurance risk

The insurance policies issued by the Group carry a degree of risk.  The risk under any insurance policy is the possibility of the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency and/or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behaviour, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions and past experience.

Reinsurance arrangements include optional facultative, proportional, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income.  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•                  Morbidity risk: risk of loss arising due to actual hospitalization claims costs being different than expected.

•                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•                  Investment return risk: risk of loss arising from actual returns being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                 Lapsation risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Notes to the Financial Statements

Group and Bank

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns, administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience.  The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

•                  Morbidity rates: The frequency, severity and evolution of the assumptions, by age and type of coverage,  derived from the historical experience.

•                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

•                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The discount rate is based on European governments’ benchmark bonds.

Liability adequacy test

Life business comprises of the following four main categories depending on the nature of the cover:

i.                  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  No additional liabilities resulted from the above process.

ii.               Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.            Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies.  The test produced a liability that exceeded reserves to cover longevity risk.

iv.           Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses and annual premium increase.  The aforementioned test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis presented below concerns factors which are considered significant (discount rate, lapsation and morbidity rates) with regard to the effect caused by a change in such assumptions on insurance reserves.

The sensitivity analysis below refers to the liabilities which relate to the Group’s traditional life products, health riders’ portfolio (hospitalisation benefits), to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Sensitivity analysis

2012	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(62.192)
	-0,5%	64.213
Lapse / Surrender Rates	Increase by +10%	35.301
	Decrease by -10%	(53.725)
Morbidity Rates	Increase by +5%	81.341
	Decrease by -5%	(80.910)

2011	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(26.669)
	-0,5%	28.564
Lapse / Surrender Rates	Increase by +10%	28.277
	Decrease by -10%	(39.533)
Morbidity Rates	Increase by +5%	96.498
	Decrease by -5%	(96.054)

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Notes to the Financial Statements

Group and Bank

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims:  In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

As regards the motor branch, historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2006 (first year of adoption of IFRS and implementation of IFRS 4) to 2012.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2006 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case, including additional reserves resulted from the LAT performed.

Motor and Fire lines account for approximately 80% of the outstanding claim reserves balances.

Motor TPL claims development

		Group
Accident year	Reserves prior to 2006	2006	2007	2008	2009	2010	2011	2012	Total reserves
Accident year		100.498	106.398	112.686	135.934	200.266	139.999	82.448
One year later		103.718	113.424	107.060	137.945	192.000	138.205	—
Two years later		100.128	108.062	105.031	138.932	195.589	—	—
Three years later		98.128	107.932	100.017	139.186	—	—	—
Four years later		96.608	103.921	98.768	—	—	—	—
Five years later		93.454	101.829	—	—	—	—	—
Six years later		93.268	—	—	—	—	—	—
Current estimate of cumulative claims		93.268	101.829	98.768	139.186	195.589	138.205	82.448
Accident year		(32.400)	(33.346)	(32.875)	(38.993)	(59.995)	(34.316)	(21.222)
One year later		(51.460)	(53.533)	(53.489)	(65.182)	(87.307)	(57.612)	—
Two years later		(61.376)	(64.173)	(60.424)	(72.543)	(97.666)	—	—
Three years later		(68.405)	(69.988)	(65.565)	(80.789)	—	—	—
Four years later		(73.678)	(73.697)	(70.590)	—	—	—	—
Five years later		(75.693)	(79.679)	—	—	—	—	—
Six years later		(78.249)	—	—	—	—	—	—
Cumulative payments		(78.249)	(79.679)	(70.590)	(80.789)	(97.666)	(57.612)	(21.222)
Total outstanding claims reserve	59.536	15.019	22.150	28.178	58.397	97.923	80.593	61.226	423.022

Notes to the Financial Statements

Group and Bank

Fire claims development

		Group
Accident year	Reserves prior to 2006	2006	2007	2008	2009	2010	2011	2012	Total reserves
Accident year		32.151	22.397	26.480	35.369	26.683	19.376	15.642
One year later		32.338	21.397	39.473	30.197	25.971	17.619	—
Two years later		32.137	21.180	34.899	30.440	24.953	—	—
Three years later		33.242	20.882	34.550	30.767	—	—	—
Four years later		31.693	21.188	32.425	—	—	—	—
Five years later		33.428	21.092	—	—	—	—	—
Six years later		33.843	—	—	—	—	—	—
Current estimate of cumulative claims		33.843	21.092	32.425	30.767	24.953	17.619	15.642
Accident year		(9.111)	(10.440)	(7.937)	(19.051)	(5.679)	(6.877)	(5.030)
One year later		(29.453)	(15.735)	(19.268)	(25.339)	(18.818)	(13.963)	—
Two years later		(31.119)	(17.530)	(21.227)	(25.874)	(21.128)	—	—
Three years later		(32.358)	(17.574)	(28.022)	(25.997)	—	—	—
Four years later		(31.291)	(17.874)	(29.880)	—	—	—	—
Five years later		(31.313)	(17.929)	—	—	—	—	—
Six years later		(31.314)	—	—	—	—	—	—
Cumulative payments		(31.314)	(17.929)	(29.880)	(25.997)	(21.128)	(13.963)	(5.030)
Total outstanding claims reserve	5.214	2.529	3.163	2.545	4.770	3.825	3.656	10.612	36.314

4.7                     Capital adequacy and credit ratings

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

From 1 January 2012 and until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that required.

Within the context of the recapitalization plan, on 28 May 2012, the HFSF contributed EFSF bonds with nominal amount of €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization

On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase. These bonds (€9.756,0 million) do not meet the recognition criteria in accordance with IFRS and are recorded in off-balance sheet accounts.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to €9.756,0 million and this commitment is valid up to 30 April 2013.

At 31 December 2012, the capital adequacy ratio was below the minimum required of 8,0% i.e. (6,1)% whereas after taking into consideration the additional of €9.756,0 million contributed by the HFSF, the Group’s capital adequacy ratio amounted to 9,0%.

Notes to the Financial Statements

Group and Bank

Capital adequacy (amounts in € million)

	Group			Bank
	31.12.2012	31.12.2012	31.12.2011	31.12.2012	31.12.2012	31.12.2011
	Pro-forma*			Pro-forma*
Capital:
Upper Tier I capital	5.537	(4.219)	(2.502)	3.980	(5.776)	(3.015)
Lower Tier I capital	1.912	1.912	2.127	1.740	1.740	1.740
Deductions	(1.985)	(1.985)	(1.992)	(136)	(136)	(131)
Tier I capital	5.464	(4.292)	(2.367)	5.584	(4.172)	(1.406)
Upper Tier II capital	400	400	305	491	491	709
Lower Tier II capital	18	18	430	18	18	430
Deductions	(63)	(63)	(32)	(338)	(338)	(311)
Total regulatory capital	5.819	(3.937)	(1.664)	5.755	(4.001)	(578)

Total risk weighted assets	64.521	64.521	64.248	47.543	47.543	50.539

Ratios:
Tier I	8,5%	(6,7)%	(3,7)%	11,7%	(8,8)%	(2,8)%
Total	9,0%	(6,1)%	(2,6)%	12,1%	(8,4)%	(1,1)%

(*) The capital and capital ratios include the amount of €9.756,0 million in accordance with the confirmative letter by the HFSF (note2.2).

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	—	Negative
Fitch	CCC	C	WD	—

4.8                     Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2012	31.12.2012	31.12.2011	31.12.2011

Financial Assets
Loans and advances to customers	68.953.918	68.066.313	71.217.551	69.802.372
Held-to-maturity investment securities	355.944	404.973	1.023.666	984.178
Loans-and-receivables investment securities	2.743.812	2.042.767	5.155.545	4.423.267

Financial Liabilities
Due to customers	55.766.995	55.806.100	57.763.913	57.773.514
Debt securities in issue	1.785.288	1.776.239	668.567	667.434
Other borrowed funds	1.386.149	1.376.493	1.712.074	1.655.939

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2012	31.12.2012	31.12.2011	31.12.2011

Financial Assets
Loans and advances to customers	46.999.623	46.091.179	52.891.237	51.631.818
Held-to-maturity investment securities	1.030.356	1.160.043	1.322.230	1.272.585
Loans-and-receivables investment securities	2.463.671	1.831.348	4.684.066	3.954.004

Financial Liabilities
Due to customers	37.953.095	37.989.367	42.245.440	42.252.559
Other borrowed funds	205.152	91.132	984.671	738.103

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2012 and 2011:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 December 2012 and 2011, as described in Note 2.10.

Financial instruments measured at fair value-Group

	Fair value measurement using
As at 31 December 2012	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	1.995.842	3.400.343	33.140	5.429.325
Derivative financial instruments	4.625	3.659.166	29.232	3.693.023
Loans and advances to customers designated as at fair value through profit or loss	—	181.470	—	181.470
Available-for-sale investment securities	3.654.739	1.424.742	95.295	5.174.776
Insurance related assets and receivables	282.535	12.640	11.135	306.310
Total Assets	5.937.741	8.678.361	168.802	14.784.904

Liabilities
Due to customers designated as at fair value through profit or loss	—	2.954.945	—	2.954.945
Derivative financial instruments	5.128	4.743.721	21.362	4.770.211
Debt securities in issue designated as at fair value through profit or loss	—	—	600.066	600.066
Other liabilities	3.727	256.622	—	260.349
Total Liabilities	8.855	7.955.288	621.428	8.585.571

Notes to the Financial Statements

Group and Bank

	Fair value measurement using
As at 31 December 2011	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	200.873	2.448.637	33.145	2.682.655
Derivative financial instruments	9.349	3.528.159	73.193	3.610.701
Loans and advances to customers designated as at fair value through profit or loss	—	278.670	—	278.670
Available-for-sale investment securities	3.252.196	1.109.363	112.312	4.473.871
Insurance related assets and receivables	264.542	21.829	9.341	295.712
Total Assets	3.726.960	7.386.658	227.991	11.341.609

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.779.727	—	1.779.727
Derivative financial instruments	8.371	4.301.181	21.852	4.331.404
Debt securities in issue designated as at fair value through profit or loss	—	1.059.297	—	1.059.297
Other liabilities	5.009	283.185	—	288.194
Total Liabilities	13.380	7.423.390	21.852	7.458.622

Financial instruments measured at fair value- Bank

	Fair value measurement using
As at 31 December 2012	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	1.659.862	3.313.323	32.628	5.005.813
Derivative financial instruments	1.095	3.350.127	29.232	3.380.454
Available-for-sale investment securities	317.783	273.882	70.297	661.962
Total Assets	1.978.740	6.937.332	132.157	9.048.229

Liabilities
Due to customers designated as at fair value through profit or loss	—	2.954.945	—	2.954.945
Derivative financial instruments	5.057	4.357.383	10.642	4.373.082
Debt securities in issue designated as at fair value through profit or loss	—	—	600.066	600.066
Other liabilities	—	1.146.695	—	1.146.695
Total Liabilities	5.057	8.459.023	610.708	9.074.788

	Fair value measurement using
As at 31 December 2011	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	83.006	2.341.106	33.145	2.457.257
Derivative financial instruments	5.703	2.706.366	73.193	2.785.262
Available-for-sale investment securities	236.750	441.565	95.262	773.577
Total Assets	325.459	5.489.037	201.600	6.016.096

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.779.727	—	1.779.727
Derivative financial instruments	7.494	3.784.727	10.208	3.802.429
Debt securities in issue designated as at fair value through profit or loss	—	1.059.297	—	1.059.297
Other liabilities	—	947.395	99.917	1.047.312
Total Liabilities	7.494	7.571.146	110.125	7.688.765

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2012 and 2011.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2012 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are valued using valuation techniques with significant unobservable inputs, principally comprised of securities that require correlation between various interest indices.

(c)          Available-for-sale securities, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

(d)         Debt securities in issue designated as at fair value through profit or loss for which the fair value of was estimated based on the price with which the Group completed a tender offer.

Notes to the Financial Statements

Group and Bank

The table below presents a reconciliation of all Level 3 fair value measurements for the year ended 31 December 2012 and 31 December 2011, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into Level 3

In 2011, the main transfers into Level 3 include corporate bonds in the available-for-sale investment securities amounting to €73.386 and €56.336 for the Group and the Bank, respectively, which were transferred from level 2 to level 3 as at 31 December 2011 because the fair value of those instruments was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments. In 2012, the main transfers into level 3 include debt securities in issue designated as at fair value through profit or loss for which the fair value of was estimated based on the price with which the Group completed a tender offer.

Reconciliation of fair value measurements in Level 3 — Group

	2012
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Insurance related assets and receivables	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33.145	51.341	112.312	9.341	—
Gain / (losses) included in Income statement	287	(9.464)	6.262	677	—
Gain / (losses) included in OCI	—	—	1.295	—	—
Purchases	1.308	87	—	—	—
Settlements	(2.150)	—	(25.700)	—	—
Transfer into/ (out of) level 3	550	(34.094)	1.126	1.117	600.066
Balance at 31 December	33.140	7.870	95.295	11.135	600.066

	2011
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Insurance related assets and receivables	Due to customers designated as at fair value through profit or loss
Balance at 1 January	36.862	26.513	37.623	—	623
Gain / (losses) included in Income statement	(4.053)	(6.108)	990	—	114
Gain / (losses) included in OCI	—	—	313	—	—
Purchases	—	2.994	—	—	—
Settlements	—	(13.136)	—	—	(737)
Transfer into/ (out of) level 3	336	41.078	73.386	9.341
Balance at 31 December	33.145	51.341	112.312	9.341	—

Reconciliation of fair value measurements in Level 3 — Bank

	2012
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss	Other liabilities

Balance at 1 January	33.145	62.985	95.262	—	99.917
Gain / (losses) included in Income statement	325	(10.388)	(560)	—	—
Gain / (losses) included in OCI	—	—	1.295	—	—
Purchases	1.308	87	—	—	—
Settlements	(2.150)	—	(25. 700)	—	(99.917)
Transfer into/ (out of) level 3	—	(34.094)	—	600.066
Balance at 31 December	32.628	18.590	70.297	600.066	—

Notes to the Financial Statements

Group and Bank

	2011
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Other liabilities	Due to customers designated as at fair value through profit or loss

Balance at 1 January	36.862	29.056	37.623	—	623
Gain / (losses) included in Income statement	(4.053)	2.993	990	(52.234)	114
Gain / (losses) included in OCI	—	—	313	—	—
Purchases	—	2.994	—	152.151	—
Settlements	—	(13.136)	—	—	(737)
Transfer into/ (out of) level 3	336	41.078	56.336
Balance at 31 December	33.145	62.985	95.262	99.917	—

Gains and losses included in the Income statement have been reported in Net trading income and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €(184) for the year ended 31 December 2012 (2011: €10) which has been reported in “Net interest income” at Bank and Group Level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, Insurance related assets and receivables, debt securities in issue and other liabilities amount for the year ended 31 December 2012 to €(306), €12.236, €677, €nil and €nil respectively (2011: €(4.051), €(6.208), € nil, €nil and €nil respectively) and to €(268), €11.312, €nil, €nil and €nil respectively for the Bank (2011: €(4.051), €2.893, €nil, €nil and €53.967 respectively).

For financial instruments measured at fair value using significant unobservable inputs (level 3), changing one or more of the unobservable inputs to reasonably possible alternative assumptions does not change fair value significantly.

NOTE 5:           Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended 31 December 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	940.494	745.498	(105.932)	70.827	311.774	1.265.436	137.047	3.365.144
Net fee and commission income	87.801	85.000	(177.483)	6.394	90.402	400.471	2.259	494.844
Other	(8.634)	(49.142)	(468.678)	156.237	16.482	168.076	(147.021)	(332.680)
Total income	1.019.661	781.356	(752.093)	233.458	418.658	1.833.983	(7.715)	3.527.308
Direct costs	(614.871)	(51.494)	(59.208)	(118.543)	(272.576)	(749.134)	(29.097)	(1.894.923)
Allocated costs and provisions(1)	(1.736.085)	(654.232)	(246.512)	(31.143)	(258.286)	(285.596)	(408.698)	(3.620.552)
Share of profit of equity method investments		—	105	92	275	2.131	(373)	2.230
Profit / (loss) before tax	(1.331.295)	75.630	(1.057.708)	83.864	(111.929)	801.384	(445.883)	(1.985.937)
Tax benefit / (expense)								(157.724)
Loss for the period								(2.143.661)
Non-controlling interests								4.166
Loss attributable to NBG equity shareholders								(2.139.495)

Segment assets as at 31 December 2012
Segment assets	25.694.156	14.377.305	19.583.841	3.136.405	9.429.178	24.615.422	6.293.111	103.129.418
Deferred tax assets and Current income tax advance								1.669.355
Total assets								104.798.773

Segment liabilities as at 31 December 2012
Segment liabilities	35.240.578	1.007.764	37.789.991	2.854.784	6.657.184	20.117.157	2.886.964	106.554.422
Current income and deferred tax liabilities								131.914
Total liabilities								106.686.336

Depreciation and amortisation (1)	12.685	1.693	3.210	8.529	32.435	64.689	107.912	231.153
Credit provisions and other impairment charges	1.435.962	608.400	227.245	29.468	254.686	285.596	311.643	3.153.000
Non-current assets additions	12.305	29.400	5.916	4.562	16.535	95.980	79.112	243.810

Notes to the Financial Statements

Group and Bank

12 month period ended 31 December 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	1.203.449	775.789	371.353	62.831	387.197	903.357	138.832	3.842.808
Net fee and commission income	101.398	81.691	(106.766)	6.935	94.218	313.622	2.751	493.849
Other	(25.192)	(61.766)	8.674	178.720	5.824	35.646	(106.603)	35.303
Total income	1.279.655	795.714	273.261	248.486	487.239	1.252.625	34.980	4.371.960
Direct costs	(687.823)	(52.153)	(65.095)	(135.460)	(293.350)	(656.414)	(249.029)	(2.139.324)
Allocated costs and provisions(1)	(1.514.674)	(2.151.714)	(10.723.025)	(633.054)	(202.164)	(147.058)	(282.246)	(15.653.935)
Share of profit of equity method investments	—	—	(2.592)	1.051	1.193	94	1.433	1.179
Profit / (loss) before tax	(922.842)	(1.408.153)	(10.517.451)	(518.977)	(7.082)	449.247	(494.862)	(13.420.120)
Tax benefit / (expense)								1.095.236
Loss for the period								(12.324.884)
Non-controlling interests								(19.148)
Loss attributable to NBG equity shareholders								(12.344.032)

Segment assets as at 31 December 2011
Segment assets	27.368.430	16.195.725	24.903.725	2.041.287	9.856.192	20.671.864	4.280.798	105.318.021
Deferred tax assets and Current income tax advance								1.551.968
Total assets								106.869.989

Segment liabilities as at 31 December 2011
Segment liabilities	38.959.017	461.117	35.278.520	2.766.900	7.157.926	16.557.974	5.826.838	107.008.292
Current income and deferred tax liabilities								114.714
Total liabilities								107.123.006

Depreciation and amortisation (1)	18.759	1.688	4.848	8.895	36.261	54.593	101.187	226.231
Credit provisions and other impairment charges	1.180.171	2.101.421	10.702.049	631.329	200.322	147.058	259.932	15.222.282
Non-current assets additions	5.517	10.805	35.736	3.112	18.872	80.175	66.134	220.351

(1)         Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Breakdown by location

12-month period ended 31 December 2012	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1.782.556	253.203	1.270.815	58.570	3.365.144
Net fee and commission income	4.023	79.582	399.992	11.247	494.844
Other	(536.989)	12.739	187.834	3.736	(332.680)
Total income	1.249.590	345.524	1.858.641	73.553	3.527.308
Direct costs	(861.008)	(227.687)	(761.969)	(44.260)	(1.894.924)
Allocated costs and provisions(1)	(3.080.267)	(191.389)	(285.596)	(63.299)	(3.620.551)
Share of profit of equity method investments	(176)	275	2.131	0	2.230
Profit / (loss) before tax	(2.691.861)	(73.277)	813.207	(34.006)	(1.985.937)
Tax benefit / (expense)					(157.724)
Loss for the period					(2.143.661)
Non-controlling interests					4.166
Loss attributable to NBG equity shareholders					(2.139.495)

Depreciation and amortisation (1)	133.584	29.618	65.080	2.871	231.153
Credit provisions and other impairment charges	2.612.716	191.389	285.596	63.299	3.153.000
Non-current asset additions	131.115	13.748	96.160	2.787	243.810
Non-current assets	4.029.853	207.765	340.169	21.747	4.599.534

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2011	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	2.549.374	335.684	906.237	51.513	3.842.808
Net fee and commission income	86.182	82.521	313.547	11.599	493.849
Other	(40.833)	1.420	70.264	4.452	35.303
Total income	2.594.723	419.625	1.290.048	67.564	4.371.960
Direct costs	(1.177.457)	(247.434)	(669.521)	(44.912)	(2.139.324)
Allocated costs and provisions(1)	(15.306.555)	(179.171)	(147.058)	(21.151)	(15.653.935)
Share of profit of equity method investments	(108)	1.193	94	—	1.179
Profit / (loss) before tax	(13.889.397)	(5.787)	473.563	1.501	(13.420.120)
Tax benefit / (expense)					1.095.236
Loss for the period					(12.324.884)
Non-controlling interests					(19.148)
Loss attributable to NBG equity shareholders					(12.344.032)

Depreciation and amortisation (1)	135.131	33.045	55.120	2.935	226.231
Credit provisions and other impairment charges	14.874.902	179.171	147.058	21.151	15.222.282
Non-current asset additions	120.817	16.276	80.662	2.596	220.351
Non-current assets	4.101.153	230.085	284.479	21.783	4.637.500

(1)         Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 6:                                  Net interest income

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Interest earned on:
Amounts due from banks	60.885	106.604	78.399	163.641
Financial assets at fair value through profit or loss	176.874	121.992	149.377	100.571
Investment securities	720.751	1.059.683	422.293	655.840
Loans and advances to customers	5.271.842	5.298.239	2.429.538	2.845.406
Interest and similar income	6.230.352	6.586.518	3.079.607	3.765.458

Interest payable on:
Amounts due to banks	(765.548)	(581.548)	(711.593)	(521.568)
Amounts due to customers	(1.963.318)	(1.966.603)	(651.820)	(773.792)
Debt securities in issue	(66.677)	(119.263)	—	(87.729)
Other borrowed funds	(69.665)	(76.296)	(48.194)	(52.588)
Interest expense and similar charges	(2.865.208)	(2.743.710)	(1.411.607)	(1.435.677)

Net interest income	3.365.144	3.842.808	1.668.000	2.329.781

NOTE 7:                                  Net fee and commission income

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Custody, brokerage & investment banking	61.348	57.008	7.181	12.266
Retail lending fees	215.409	204.925	4.212	30.093
Corporate lending fees	129.700	128.031	91.882	88.672
Banking fees & similar charges	283.947	238.689	71.048	66.622
Commissions on issues of Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II and to ELA for liquidity purposes	(210.909)	(159.109)	(210.909)	(159.109)
Fund management fees	15.349	24.305	3.360	5.583
Net fee and commission income	494.844	493.849	(33.226)	44.127

Notes to the Financial Statements

Group and Bank

NOTE 8:                                  Earned premia net of claims and commissions

	Group
	31.12.2012	31.12.2011

Gross written premia	691.156	889.917
Less: Premia ceded to reinsurers	(80.157)	(79.535)
Net written premia	610.999	810.382

Change in unearned premium reserve	62.480	41.559
Reinsurers’ share of change in unearned premium reserve	(1.491)	(14.065)
Change in unearned premium reserve — Group share	60.989	27.494

Net earned premia	671.988	837.876
Other (incl. net gains / (losses) on unit-linked assets)	23.412	(48.719)
Earned premia net of reinsurance	695.400	789.157

Benefits and claims incurred	(580.160)	(657.589)
Less: Reinsurers’ share of benefits and claims incurred	(2.946)	48.270
Benefits and claims incurred— Group share	(583.106)	(609.319)

Change in actuarial and other reserves	120.533	107.722
Less: Change in reinsurance asset of actuarial and other reserves	(592)	28
Change in actuarial and other reserves — Group share	119.941	107.750

Commission expense	(86.652)	(110.613)
Commission income from reinsurers	9.138	5.926
Net commission expense	(77.514)	(104.687)
Net return to DAF contract holders	(6.686)	(6.666)
Other	(16.860)	(29.516)
Net claims incurred	(564.225)	(642.438)

Earned premia net of claims and commissions	131.175	146.719

NOTE 9:                                  Net trading income / (loss) and results from investment securities

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Net trading result and other net unrealized gains / (losses) from financial instruments	(640.442)	41.753	(708.287)	75.602
Net gain / (loss) from disposal of investment debt securities	30.003	(81.910)	20.592	(109.304)
Net gain / (loss) from disposal of investment equity securities	1.904	433	452	629
Net gain / (loss) from disposal of investment mutual funds	19.264	12.005	—	—
Net gain / (loss) from disposal of subsidiaries	158.328	—	—	—
Total	(430.943)	(27.719)	(687.243)	(33.073)

Net gain / (loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2012 amounts to €(270.193) (2011: €(41.478) for the Group and €(290.624) (2011: €36.610) for the Bank and are included in “Net trading result and other net unrealized gains / (losses) from financial instruments”.  Net gain / (loss) from disposal of subsidiaries mainly refers to the disposal of Finans Emeklilik (see Note 45).

Notes to the Financial Statements

Group and Bank

NOTE 10:                           Net other income / (expense)

Net other income/(expense) includes dividends, statutory contributions for deposit and loan balances and non-banking income/(expense) such as real estate gains / (losses) and rentals, hotel and warehouse fees, other income from various sources, group share in investees’ business and net results from disposals of private equity investments.

NOTE 11:                           Personnel expenses

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Salaries and other staff related benefits	1.360.249	1.398.711	785.191	839.984
Pension costs: defined benefit plans (Note 12)	32.630	217.713	17.150	196.609
Total	1.392.879	1.616.424	802.341	1.036.593

Salaries and other staff related benefits include the amount of €25,5 million (2011: €25,5 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid to IKA-ETAM for the next 11 years (Note 12).

The average number of employees employed by the Group during the period to 31 December 2012 was 33.991 (2011: 35.876) and for the Bank was 11.641 (2011: 12.411).

NOTE 12:                           Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25,5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the singe auxiliary social security fund (“ETEAM”).  The Bank pays its contributions to ETEAM since 1 May 2007.

In accordance with Law 4052/2012 (GG A’ 41) a new auxiliary fund called Integrated Auxiliary Pension Fund (“ETEA”) was established and started on 1 July 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A’ 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

In April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13,3%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which Finansbank, UBB, SABA, NBG Asset Management

Notes to the Financial Statements

Group and Bank

Mutual Funds, EH, NBGI Private Equity Ltd, NBGI Private Equity Funds and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2012 and 2011 were €325,3 million and €353,1 million respectively.  The respective figures for the Bank were €245,2 million and €268,1 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Bank does not pay contributions to the aforementioned plan.

III. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

Following the above, the Group and the Bank recognized in the income statement as at 31 December 2011, an amount of €169,9 million which is included under “Amortisation of prior service cost”.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees that on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2.000 euros.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Current service cost	13.584	14.010	7.483	6.036
Interest cost on obligation	20.157	19.434	15.234	12.112
Expected return on plan assets	(3.382)	(4.749)	(1.420)	(2.623)
Amortisation of unrecognised actuarial losses /(gains)	10.319	11.557	10.084	11.172
Amortisation of prior service cost	139	170.049	—	169.912
Losses / (income) on curtailments /settlements and other expense/ (income)	(8.187)	7.412	(14.231)	—
Total	32.630	217.713	17.150	196.609

Notes to the Financial Statements

Group and Bank

In 2012, losses / (income) on curtailments / settlements and other expense / (income) mainly relates to the change in the provision for retirement indemnities in accordance with Law 4093/2012 as described above, which eliminates the retirement indemnity benefit accruals for employees with more than 17 years of service. Additionally, all employees with less than 17 completed years of service as in November 2012 will cease to accrue future benefits upon the completion of 17 years, instead of 28 years as it was the case before the amendment.

Also, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €4,3 million and the amount of €3,1 million for NBG Cyprus, as in 2012 the plan changed from defined benefit plan to defined contribution plan. The amount in 2011 include mainly the additional cost of extra benefits in excess of the benefits provided for Finansbank and Vojvodjanska, amounting to €3,4 million and €2,9 million, respectively.

In 2011, amortisation of prior service cost includes the amount of €169,9 million for the Group and the Bank and relates to provision for retirement indemnities in accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), which state that the employment contracts that lapse with the completion of the retirement age or the retirement conditions, are considered as indefinite duration employment contracts and therefore the provisions of Law 2112/1920 are applicable.

Net liability in statement of Financial Position

	Group
	31.12.2012	31.12.2011	31.12.2010	31.12.2009	31.12.2008

Present value of funded obligations	212.425	198.278	291.941	352.466	393.407
Fair value of plan assets	(69.424)	(76.363)	(102.210)	(68.968)	(68.001)
	143.001	121.915	189.731	283.498	325.406
Present value of unfunded obligations	244.916	272.745	110.202	120.430	88.663
Unrecognised actuarial losses	(159.751)	(117.335)	(146.221)	(156.361)	(181.592)
Unrecognised prior service cost	1.680	(1.389)	(1.700)	(2.266)	(1.730)
Total	229.846	275.936	152.012	245.301	230.747

	Bank
	31.12.2012	31.12.2011	31.12.2010	31.12.2009	31.12.2008

Present value of funded obligations	166.985	155.524	235.101	277.059	296.234
Fair value of plan assets	(25.356)	(30.007)	(53.905)	(55.651)	(57.906)
	141.629	125.517	181.196	221.408	238.328
Present value of unfunded obligations	186.829	194.240	29.823	36.277	13.505
Unrecognised actuarial losses	(135.661)	(110.866)	(131.132)	(123.401)	(143.776)
Total	192.797	208.891	79.887	134.284	108.057

Movement in net liability

	Group		Bank
	2012	2011	2012	2011

Net liability at the beginning of the period	275.936	152.012	208.891	79.887
Actual employer contributions paid	(24.053)	(72.904)	(21.651)	(63.810)
Benefits paid directly	(54.910)	(18.694)	(11.593)	(3.795)
Total expense recognised in the income statement	32.630	217.713	17.150	196.609
Foreign exchange rate changes and other adjustments	243	(2.191)	—	—
Net liability at the end of the period	229.846	275.936	192.797	208.891

In 2013, the Group and the Bank are expected to make €7,1 million and €5,1 million respectively in contributions to funded plans, and pay €47,5 million and €44,0 million respectively in retirement indemnities. The employer contributions paid by the Bank, are in excess of the expected contribution of €6,3 million for 2012.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation

	Group		Bank
	2012	2011	2012	2011

Defined benefit obligation at the beginning of the period	471.023	402.143	349.764	264.924
Current service cost	13.584	14.010	7.483	6.036
Interest cost on obligation	20.157	19.434	15.234	12.112
Employee contributions	4.930	5.065	4.033	4.088
Benefits paid from the Fund	(37.233)	(85.684)	(29.410)	(71.390)
Benefits paid directly by the Group/ Bank	(54.910)	(18.694)	(11.593)	(3.795)
Losses/(gains) on curtailments / settlements	(11.638)	5.649	(14.013)	—
Other adjustments	(170)	60	—	—
Past service cost arising over the last period	(2.834)	169.912	—	169.912
Actuarial losses/(gains)	53.829	(37.675)	32.316	(32.123)
Foreign exchange rate differences	603	(3.197)	—	—
Defined benefit obligation at the end of the period	457.341	471.023	353.814	349.764

Reconciliation of plan assets

	Group		Bank
	2012	2011	2012	2011

Fair value of plan assets at the beginning of the period	76.363	102.210	30.007	53.905
Expected return on plan assets	3.382	4.749	1.420	2.623
Employer contributions	24.053	72.904	21.651	63.810
Employee contributions	4.930	5.065	4.033	4.088
Fund benefits	(37.233)	(85.684)	(29.410)	(71.390)
Actuarial (losses)/gains	(2.072)	(22.881)	(2.345)	(23.029)
Fair value of plan assets at the end of the period	69.423	76.363	25.356	30.007

The actual return on plan assets for the year ended 31 December 2012 was €1,3 million (2011: €(18,1) million) for the Group and €(0,9) million (2011: €(20,4) million) for the Bank.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2012 and 31 December 2011 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2012	2011	2012	2011

Discount rate	3,6%	5,0%	3,2%	4,8%
Expected return on plan assets	3,2%	4,8%	3,2%	4,5%
Rate of compensation increase	2,4%	2,5%	2,0%	2,0%
Pension increase	0,0%	0,0%	0,0%	0,0%

To set the expected long-term rate of return the Group uses forward-looking assumptions. In particular, as regards Greek equities, the Group uses the return on 10-year government bonds plus an equity risk premium based on a basket of company shares listed on the Athens Exchange. As regards DAF assets, the guaranteed return interest rate is used.

Notes to the Financial Statements

Group and Bank

Allocation of plan assets

	Group				Bank
	2012		2011		2012		2011
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion

Equity securities	6.159	9%	7.735	10%	6.159	24%	7.735	26%
Other	63.264	91%	68.628	90%	19.197	76%	22.272	74%
Total	69.423	100%	76.363	100%	25.356	100%	30.007	100%

All equity securities are the Bank’s own equity securities and “Other” relates mainly to assets of DAF policies issued by the Group’s main insurance company EH.

NOTE 13:                           General, administrative & other operating expenses

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Duties and taxes	95.669	94.049	48.367	54.574
Utilities and rentals	304.583	303.372	182.521	191.656
Maintenance and other related expenses	33.406	33.577	6.637	7.284
Other administrative expenses	299.444	290.432	81.688	92.059
Total	733.102	721.430	319.213	345.573

NOTE 14:                           Credit provisions and other impairment charges

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
a. Impairment charge for credit losses
Due from banks (Note 18)	508	96	511	—
Loans and advances to customers (Note 21)	2.544.677	2.664.491	2.079.434	2.311.879
Other Greek State exposure	59.961	39.400	59.961	39.400
	2.605.146	2.703.987	2.139.906	2.351.279
b. Impairment charge for securities (excluding the impairment charge due to PSI)
AFS and loans-and-receivables debt securities (excluding the impairment charge due to PSI)	10.399	142.973	10.012	118.101
Equity securities	42.312	393.450	31.794	219.771
	52.711	536.423	41.806	337.872
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets (Note 23, 25, 26 & 29)	76.871	32.234	10.832	14.298
Impairment of goodwill / Investment in subsidiaries and equity method investments (Note 25 & Notes 46 & 24)	141.709	120.173	218.630	660.689
Legal and other provisions	89.935	46.209	71.605	43.706
	308.515	198.616	301.067	718.693

Total	2.966.372	3.439.026	2.482.779	3.407.844

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value €4.437,2 million and €4.195,7 million, respectively. In 2011 the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, impairment charges before tax of €11.783,3 million and €10.555,1 million, respectively, as follows:

Notes to the Financial Statements

Group and Bank

	Group					Bank
31 December 2011	Nominal amount	Carrying amount before impairment	Impairment charge (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment	Nominal amount	Carrying amount before impairment	Impairment charge (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment

Securities and loans included in loans and advances to customers	1.779.320	1.924.885	1.465.603	—	459.282	1.779.320	1.924.885	1.465.603	—	459.282
Held-to-maturity and loans-and-receivables investment securities	12.971.337	12.307.374	10.317.653	1.979.969	3.969.690	9.031.433	8.401.174	7.053.528	1.603.474	2.951.120
Subtotal	14.750.657	14.232.259	11.783.256	1.979.969	4.428.972	10.810.753	10.326.059	8.519.131	1.603.474	3.410.402
Provision for the reimbursement of impairment losses due to PSI to Group entities			—					2.036.008
Total impairment of Greek government bonds, before tax			11.783.256					10.555.139

During the 12 month period ended 31 December 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

In December 2012, the Bank participated in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic. The Bank and the Group offered bonds of nominal value of €4,4 billion that were exchanged with 6-month EFSF bonds of €1,5 billion. The exchange resulted in profit before tax of €279,3 million, which was presented in “Impairment of Greek government bonds”, thus resulting in net impairment of Greek government bonds in 2012 of €186,6 million and €162,7 million, for the Group and the Bank, respectively.

NOTE 15:                           Tax benefit / (expense)

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Current tax	(200.520)	(144.317)	(14.262)	(17.490)
Settlement of “open” tax years	(5.894)	(8.223)	—	—
Tax on the impairment of Greek government bonds	—	1.033.010	—	787.387
Deferred tax	48.690	214.766	103.301	220.920
Tax benefit / (expense)	(157.724)	1.095.236	89.039	990.817

Profit / (loss) before tax	(1.985.937)	(13.420.120)	(3.024.664)	(13.135.565)

Tax calculated based on the current tax rate of 20% (2011: 20%)	397.187	2.684.024	604.933	2.627.113
Effect of changes in tax rates	—	26.612	—	21.045
Effect of different tax rates in other countries	20.041	(28.780)	—	—
Income not subject to taxation	56.209	15.679	9.265	14.333
Expenses not deductible for tax purposes	(54.691)	(53.979)	(52.162)	(141.203)
Effect of unused tax losses not recognized as deferred tax assets	(184.552)	(194.986)	(168.269)	(190.112)
Effect of PSI impairment for which no deferred tax asset has been recognised	44.160	(1.323.641)	44.160	(1.323.641)
Effect of deductible temporary differences not recognised as deferred tax assets	(417.316)	—	(335.663)	—
Statutory revaluation of fixed assets	3.408	—	—	—
Non off-settable taxes with current year income taxes	(14.262)	(12.740)	(14.262)	(12.740)
Settlement of “open” tax years	(5.894)	(8.223)	—	—
Other	(2.014)	(8.730)	1.037	(3.978)
Income tax (expense) / benefit	(157.724)	1.095.236	89.039	990.817
Effective tax rate for the period	(7,9)%	8,2%	2,9%	7,5%

Notes to the Financial Statements

Group and Bank

The nominal corporation tax rate for the Bank for 2012 and 2011 is 20%.

Upon profit distribution a 25% withholding tax is imposed on distributed profits.

As at 31 December 2012, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €9,8 million (2011: €10,9 million) and €7,8 million (2011: €8,9 million) respectively.  The unaudited tax years of the Group equity method investments and subsidiaries are presented in Note 24 and 46 respectively.

In January 2013, Law 4110/2013 provides that for the periods commencing from 1 January 2013 thereon, the nominal corporation tax rate is increased to 26%.  Furthermore, for profit distributions approved from 1 January 2014 onwards the withholding tax is reduced to 10%.

The expenses non-deductible for tax purposes include the impairment of investments in subsidiaries (Bank) and impairment of goodwill (Group) (see Note 14).

Management assessed that future profitability would not be sufficient to offset the total of the carryforward tax losses before their expiration and the deductible temporary differences, thus in some cases decided not to recognise deferred tax asset. Specifically, Management decided:

•             not to recognize deferred tax asset of €1.323,6 million on the PSI losses incurred in 2011 that will be recognized by the Bank in accordance with tax legislation (i.e. the difference between the tax carrying amount of the eligible GGBs and the nominal amount of bonds received). It is noted that upon the exchange of the eligible GGBs in the context of the PSI, as described in Note 14, and in accordance with law 4046/2012 voted specifically for the implementation of the PSI and amended by law 4110/2013, any difference (loss) arising from the said exchange is considered deductible for tax purposes and is amortised in 30 annual equal instalments,

•             not to recognise deferred tax assets of €184.552 and €168.269 on taxable losses for the Group and the Bank respectively, (2011: €194.986 and €190.112), which will expire up to 2019, for the Group and 2017 for the Bank,

•             not to recognise deferred tax assets of €417.316 and €335.663 on part of deductible temporary differences for the Group and the Bank respectively.

Management will assess in future periods the recognition of this deferred tax asset to the extent that future taxable profit, will be available to absorb these tax losses and other deductible temporary differences.

NOTE 16:                           Losses per share

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Loss for the period attributable to NBG equity shareholders	(2.139.495)	(12.344.032)	(2.935.625)	(12.144.748)
Less: dividends on preference shares and preferred securities	(2.738)	(17.288)		(700)
Add: gain on redemption of preferred securities, net of tax	113.678	12.214		—
Loss for the period attributable to NBG ordinary shareholders	(2.028.555)	(12.349.106)	(2.935.625)	(12.145.448)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.909.298	955.341.356	956.090.482	956.090.482

Losses per share - Basic and diluted	€(2,12)	€(12,93)	€(3,07)	€(12,70)

NOTE 17:                           Cash and balances with central banks

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Cash in hand	1.134.941	1.058.154	666.027	659.246
Balances with central banks	3.364.908	3.023.999	546.492	907.337
Total	4.499.849	4.082.153	1.212.519	1.566.583
Of which
Obligatory balances with central banks	2.886.506	2.899.106	537.324	968.664

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in

Notes to the Financial Statements

Group and Bank

Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.75% at 31 December 2012 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NOTE 18:                           Due from banks

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Sight deposits with banks	608.393	550.052	418.940	392.363
Time deposits with banks	490.753	1.105.949	1.370.348	3.640.255
Securities purchased under agreements to resell	797.919	334.703	—	1.311.020
Deposits in margin accounts	2.062.940	2.621.625	2.062.940	2.621.625
Other	368.095	33.046	343.697	60.746
	4.328.100	4.645.375	4.195.925	8.026.009
Less: Allowance for losses on amounts due from banks	(9.907)	(9.529)	(511)	—
Total	4.318.193	4.635.846	4.195.414	8.026.009

Movement in allowance for impairment for amounts due from banks

	Group		Bank
	2012	2011	2012	2011
Balance at 1 January	9.529	9.391	—	—
Provision for impairment	508	96	511	—
Amounts written off	—	—	—	—
Foreign exchange rate differences	(130)	42	—	—
Balance at 31 December	9.907	9.529	511	—

NOTE 19:                           Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Trading Securities:
Government bonds	207.501	175.234	37.426	79.231
Treasury bills	4.884.701	2.292.279	4.884.701	2.292.279
Other debt securities	287.333	193.218	83.107	85.360
Equity securities	37.806	16.517	579	387
Mutual funds units	11.984	5.407	—	—
Total	5.429.325	2.682.655	5.005.813	2.457.257

Notes to the Financial Statements

Group and Bank

NOTE 20:                           Derivative financial instruments

	Group			Bank
	31.12.2012			31.12.2012
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	47.985.812	2.629.859	2.827.551	42.221.533	2.454.924	2.634.924
Foreign exchange derivatives — OTC	7.791.560	48.745	35.358	3.202.146	17.776	16.275
Other types of derivatives — OTC	634.166	6.442	4.053	633.420	6.124	4.053
Interest rate derivatives — Exchange traded	1.968.373	1.095	5.057	1.964.851	1.095	5.057
Foreign exchange derivatives — Exchange traded	44.841	2.594	42	—	—	—
Other types of derivatives - Exchange traded	4.111.513	27.581	29	3.871.739	25.941	—
Total	62.536.265	2.716.316	2.872.090	51.893.689	2.505.860	2.660.309

Derivatives held for fair value hedging
Interest rate derivatives — OTC	15.333.833	976.707	1.883.514	11.931.000	874.594	1.712.773
Total	15.333.833	976.707	1.883.514	11.931.000	874.594	1.712.773

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	114.833	—	14.607	—	—	—
Total	114.833	—	14.607	—	—	—

Total	77.984.931	3.693.023	4.770.211	63.824.689	3.380.454	4.373.082

	Group			Bank
	31.12.2011			31.12.2011
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	49.250.681	2.235.519	3.154.594	44.566.608	1.929.852	2.819.256
Foreign exchange derivatives — OTC	10.262.821	167.264	123.033	4.023.907	60.800	13.616
Other types of derivatives — OTC	316.335	7.252	7.265	305.014	6.798	6.994
Interest rate derivatives — Exchange traded	1.762.832	5.703	7.559	1.731.773	5.703	7.494
Foreign exchange derivatives — Exchange traded	42.025	2.760	806	—	—	—
Other types of derivatives - Exchange traded	404	79	6	—	—	—
Total	61.635.098	2.418.577	3.293.263	50.627.302	2.003.153	2.847.360

Derivatives held for fair value hedging
Interest rate derivatives — OTC	14.960.781	1.192.124	1.024.092	11.981.065	782.109	955.069
Total	14.960.781	1.192.124	1.024.092	11.981.065	782.109	955.069

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	217.436	—	14.049	—	—	—
Total	217.436	—	14.049	—	—	—

Total	76.813.315	3.610.701	4.331.404	62.608.367	2.785.262	3.802.429

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2012 amounted to a cumulative gain of €77,1 million and €77,7 million, respectively (2011: gain €158,7 million and €159,4 million, respectively). This decrease is attributed mainly to the decrease of the DVA due to the lower CDS rate of the Bank at 31 December 2012 compared to 31 December 2011.

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair

Notes to the Financial Statements

Group and Bank

value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2012, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(906,8) million and €(838,2) million respectively, presented in the statement of financial position of the Group and the Bank as €976,7 million and €874,6 million positive fair values under assets and €(1.883,5) million and €(1.712,8) million negative fair values under liabilities respectively. For those derivatives at 31 December 2012, the Group and the Bank recognized in the income statement €(519,8) million and €(417,5) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €454,6 million and €349,3 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €(65,2) million recognized in the income statement of the Group and €(68,2) million for the Bank.

At 31 December 2011, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €168,0 million and €(173,0) million respectively, presented in the statement of financial position of the Group and the Bank as €1.192,1 million and €782,1 million positive fair values under assets and €(1.024,1) million and €(955,1) million negative fair values under liabilities respectively. For derivatives designated as hedging instruments in fair value hedges at 31 December 2011, the Group and the Bank recognized in the income statement €(651,2) million and €(582,4) million respectively.  This amount was offset by €689,7 million and €616,6 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €38,5 million recognized in the income statement of the Group and €34,2 million for the Bank.

Cash flow hedges

The Group’s cash flow hedges consist of interest rate swaps that are used to hedge the variability in cash flows of customers’ deposits that is attributable to the changes in the interest rates prevailing in the market. For the period ended 31 December 2012, the Group recognized in other comprehensive income a gain on cash flow hedging derivatives of €1,6 million (2011: gain €7,6 million).

Hedges on net investments in foreign operations

Periodically the Group designates certain financial instruments as net investment hedges, in order to reduce the volatility in the consolidated income statement caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to euro.

During 2012 and 2011, the Group did not designate any financial instruments as net investment hedges.

NOTE 21:                           Loans and advances to customers

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Mortgages	23.471.158	24.078.525	18.867.041	19.895.288
Consumer loans	8.983.668	8.663.600	4.938.563	5.108.509
Credit cards	6.724.961	5.360.133	1.469.719	1.550.677
Small business lending	6.275.334	6.221.236	3.611.120	3.812.211
Retail lending	45.455.121	44.323.494	28.886.443	30.366.685
Corporate and public sector lending	31.450.113	34.292.317	24.150.614	28.293.652
Total before allowance for impairment on loans and advances to customers	76.905.234	78.615.811	53.037.057	58.660.337
Less: Allowance for impairment on loans and advances to customers	(7.769.846)	(7.119.590)	(6.037.434)	(5.769.100)
Total	69.135.388	71.496.221	46.999.623	52.891.237

Included in the Group’s loans and advances to customers, as at 31 December 2012, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €181.470 (2011: €278.670). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 December 2012, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5.903,1 million (2011: €5.703,5 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

At 31 December 2011, loans and advances to customers for the Group and the Bank included certain receivables from the Hellenic Republic that were exchanged in the context of the Private Sector Involvement (“PSI”) during the year ended 31 December 2012. At 31 December 2011 the amount of these receivables before allowance for impairment was €1.949,4 million and the net carrying amount after allowance for impairment was €483,8 million.

Notes to the Financial Statements

Group and Bank

Movement in the allowance for impairment on loans and advances to customers

	Group		Bank
	2012	2011	2012	2011

Balance at 1 January	7.119.590	3.561.619	5.769.100	2.251.379
Increase/(decrease) due to acquisition / sale of subsidiary	—	—	(24.905)	—
Impairment charge for credit losses (see Note 14)	2.544.677	2.664.491	2.079.434	2.311.879
Impairment charge due to PSI (see Note 14)	36.751	1.465.603	36.751	1.465.603
Loans written off	(454.299)	(414.863)	(322.436)	(268.890)
Amounts recovered	18.602	46.425	2.050	8.692
Loans exchanged through PSI	(1.502.352)	—	(1.502.352)	—
Sale of impaired loans	(7.987)	(107.244)	—	—
Foreign exchange rate differences	14.864	(96.441)	(208)	437
Balance at 31 December	7.769.846	7.119.590	6.037.434	5.769.100

Impairment charge due to PSI relates to the impairment recognized in 2011 and 2012 for certain receivables from the Hellenic Republic or receivables from Greek public sector entities that were guaranteed by the Hellenic Republic, which were eligible for the PSI (see Note 14).

Included in the allowance for impairment on loans and advances to customers for 2012 and 2011 are amounts of €52.748 and €46.363 (Bank: €73.334 and €10.841) respectively, which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitised Loans

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Consumer loans (Revolver 2008 — 1 Plc — December 2008)	920.367	1.035.809	920.367	1.035.809
Credit cards (Revolver 2008 — 1 Plc — December 2008)	1.054.542	1.065.395	1.054.542	1.065.395
Receivables from Public sector (Titlos Plc — February 2009)	5.903.059	5.703.468	5.903.059	5.703.468
Mortgages (Spiti Plc - September 2011)	1.577.112	1.691.446	1.577.112	1.691.446
Auto loans (Autokinito Plc - September 2011)	284.122	432.011	284.122	432.011
Consumer loans (Agorazo Plc — September 2011)	1.417.938	1.500.774	1.417.938	1.500.774
Total securitized loans	11.157.140	11.428.903	11.157.140	11.428.903

Notes to the Financial Statements

Group and Bank

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2012:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Revolver 2008 — 1 Plc	Secured Floating Rate Notes- Class A	Consumer loans and credit card accounts	12 December 2008	September 2020	900,0	(1),(2)	Paid monthly at a fixed rate of 2,6%
Revolver 2008 — 1 Plc	Secured Floating Rate Notes- Class B	Consumer loans and credit card accounts	12 December 2008	September 2020	268,9	(2)	Paid monthly at a fixed rate of 2,9%
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5.100,0	(3)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class A	Residential mortgages	20 September 2011	September 2058	1.500,0	(2),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class B	Residential mortgages	20 September 2011	September 2058	249,5	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class A	Auto loans	23 September 2011	September 2023	400,0	(2),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class B	Auto loans	23 September 2011	September 2023	96,5	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class A	Consumer loans	23 September 2011	September 2033	1.250,0	(2),(5)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class B	Consumer loans	23 September 2011	September 2033	412,8	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1)             On 17 September 2012, Revolver 2008 -1 Plc, proceeded with the partial cancellation of class A notes of €100,0 million. The class A notes have been rated CCC by Fitch and CCC by Standard and Poors.

(2)             The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)             The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of the of Titlos Plc as at 31 December 2012 is €4.762,2 million and has been rated C by Moody’s.

(4)             On 20 March 2012, Spiti Plc and Autokinito Plc preceded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively. Furthermore, on 20 September 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €27,6 million and of €74,8 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at 31 December 2012 are €1.365,5 million and €245,8 million respectively.

(5)             Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million on 15 March 2012 and €0,2 million on 17 September 2012. The outstanding amount of Agorazo Plc as at 31 December 2012 amounts to €1.191,7 million.

The above notes are held by the Bank and therefore are not presented as liabilities on the Statement of Financial Position.

Covered bonds

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Mortgages	15.755.619	16.576.858	15.755.619	16.576.858
of which eligible collateral	12.035.349	14.237.703	12.035.349	14.237.703

Notes to the Financial Statements

Group and Bank

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2012:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Program I (1)	3rd Series	Residential mortgage loans	7 October 2009	October 2016	846,2	(3)	Paid annually at a fixed coupon rate of 3,875%
Program II (2)	1st Series	Residential mortgage loans	24 June 2010	June 2015 (with an additional ten-year extension option)	1.500,0		Paid quarterly at the ECB’s refinancing rate plus a margin of 170 bps
Program II (2)	2nd Series	Residential mortgage loans	24 June 2010	June 2017 (with an additional ten-year extension option)	1.500,0		Paid quarterly at the ECB’s refinancing rate plus a margin of 200 bps
Program II (2)	3rd Series	Residential mortgage loans	24 June 2010	June 2019 (with an additional ten-year extension option)	1.500,0		Paid quarterly at the ECB’s refinancing rate plus a margin of 230 bps
Program II (2)	4th Series	Residential mortgage loans	25 November 2010	November 2018 (with an additional ten-year extension option)	1.100,0	(4)	Paid quarterly at the ECB’s refinancing rate plus a margin of 210 bps
Program II (2)	5th Series	Residential mortgage loans	6 May 2011	September 2013 (with an additional ten-year extension option)	1.500,0		Paid quarterly at the ECB’s refinancing rate plus a margin of 230 bps
Program II (2)	6th Series	Residential mortgage loans	6 May 2011	September 2014 (with an additional ten-year extension option)	1.300,0		Paid quarterly at the ECB’s refinancing rate plus a margin of 250 bps

(1)             €10 billion covered bonds program (“Program I”) established on 26 November 2008. The issue under this Program is currently rated Caa2 by Moody’s and B- by Fitch.

(2)             €15 billion covered bonds program (“Program II”) established on 21 June 2010. The issues under this Program are currently rated Caa2 by Moody’s and CCC+ by Fitch.

(3)             On 1 August 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of €653,8 million. This issue is presented within “Debt securities in issue” (see Note 32) since all bonds were sold to domestic and foreign investors.

(4)             On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170,0 million, €70,0 million and €160,0 million respectively.

Other than the 3rd Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2012	2011
Maturity
Not later than 1 year	636.774	687.742
Later than 1 year but not later than 5 years	690.877	852.303
Later than 5 years	325.074	373.534
	1.652.725	1.913.579
Unearned future finance income on finance leases	(199.109)	(266.373)
Net investment in finance leases	1.453.616	1.647.206

Allowance for impairment on finance lease receivables in 2012 amounts to €140,1 million (2011: €116.9 million).

The net investment in finance leases may be analysed as follows:

	Group
	2012	2011
Maturity
Not later than 1 year	574.380	614.680
Later than 1 year but not later than 5 years	596.840	721.010
Later than 5 years	282.396	311.516
Net investment in finance leases	1.453.616	1.647.206

Notes to the Financial Statements

Group and Bank

NOTE 22:         Investment securities

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Available-for-sale investment securities:
Debt securities
Greek government bonds	17.175	—	17.175	—
Treasury bills and other eligible bills	318.067	194.837	—	20.197
Debt securities issued by other governments and public sector entities	3.495.447	3.040.968	121.343	114.352
Corporate bonds incorporated in Greece	163.774	107.043	—	90.766
Corporate bonds incorporated outside Greece	22.485	27.541	6.781	7.894
Debt securities issued by Greek financial institutions	159.001	157.756	40.676	89.556
Debt securities issued by foreign financial institutions	311.466	364.147	559.491	575.229
Total debt securities	4.487.415	3.892.292	745.466	897.994
Equity securities	233.333	194.776	73.173	78.484
Mutual funds units	494.862	422.162	226.971	180.996
Total available-for-sale investment securities	5.215.610	4.509.230	1.045.610	1.157.474

Held-to-maturity investment securities:
Greek government bonds	119.610	866.364	57.197	324.042
Treasury bills and other eligible bills	144.279	56.096	—	—
Debt securities issued by other government and public sector entities	92.055	101.206	33.871	42.072
Debt securities issued by companies of the Group	—	—	939.288	956.116
Total held-to-maturity investment securities	355.944	1.023.666	1.030.356	1.322.230

Loans-and-receivables investment securities:
Greek government bonds	2.288.876	4.520.326	2.288.876	4.044.077
Debt securities issued by other government and public sector entities	—	5.857	—	5.857
Corporate bonds incorporated outside Greece	—	13.221	—	—
Debt securities issued by Greek financial institutions	284.049	365.724	13.364	346.835
Debt securities issued by foreign financial institutions	170.887	250.417	161.374	240.926
Debt securities issued by companies of the Group	—	—	57	46.371
Total loans and receivable securities	2.743.812	5.155.545	2.463.671	4.684.066

Total investment securities	8.315.366	10.688.441	4.539.637	7.163.770

During 2012, the Group’s and the Bank’s positions in Greek government bonds were significantly reduced due to participation in the PSI in March 2012 and the buy-back program in December 2012 (see Note 14 and Note 9, respectively).

At 31 December 2012 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised of:

a)             a bond in the loans-and-receivables investment securities with nominal amount €1.434,7 million and carrying value €1.384,4 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with the Law 3723/2008 (Pillar I) (see Note 38),

b)             a bond in the held-to-maturity investment securities issued by the New Economy Development Fund (“TANEO”), a company controlled by the Hellenic Republic, with nominal amount €57,7 million and carrying value €57,2 million that matures in June 2013,

c)              a bond in the loans-and-receivables investment securities with nominal amount €127,1 million and carrying value €53,3 million that matures in August 2014, and

d)             New Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042.

The Group has concluded that there is no objective evidence of impairment with respect to these bonds, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms.

To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is no indication of a concession being granted with respect to the above Greek government bonds and there were no concessions being discussed in relation to these bonds. The official sector (defined as the Heads of State of the Eurozone, the IMF, the ECB, the EU and the Hellenic Republic) had the opportunity to include the bonds

Notes to the Financial Statements

Group and Bank

described in (a)-(c) above in the PSI and decided not to. Furthermore, in reaching that conclusion it was also taken into consideration that the bonds described in (a)-(c) above mature by 2014, that is within the period of the new Program for economic support for Greece, and that the Eurozone countries and the IMF had offered continuous support to Greece.

It is also expected that the successful implementation of the PSI together with the financial assistance under the Program agreed by the Eurozone members and the IMF will improve Greece’s debt sustainability, and hence no impairment is necessary with respect to the above Greek government bonds.

In particular for the bond received in settlement of the Redeemable Preference Shares issued to the Greek State (see (a) above), the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, merely would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the Heads of State of the Eurozone states and is supervised by the IMF, the ECB and the EU. Additionally, subject to obtaining Bank of Greece and other statutory approvals for the repurchase of the Redeemable Preference shares of a nominal value of €1.350,0 million, the Bank could elect to exchange this bond at its maturity in May 2014 with the Redeemable Preference shares.

For the bond issued by TANEO (see (b) above), the Bank also considered (i) that the fair value of the company’s investments and the cash and cash equivalents held by TANEO exceeds the total outstanding bond issue and (ii) that the bond is guaranteed by the Hellenic Republic, therefore, the probability of the Bank not recovering its investment is very small.

Finally, for the Greek government bonds held, other than the bonds described in (a)-(d) above, that have longer maturity, an impairment loss has been recognised using appropriate risk parameters.

The movement of investment securities may be summarised as follows:

	Group		Bank
	2012	2011	2012	2011
Available-for-sale investment securities:
Balance at 1 January	4.509.230	7.924.354	1.157.474	3.035.211
Additions within the period	10.911.515	10.028.095	3.973.389	3.108.227
Disposals (sales and redemptions) within the period	(10.594.602)	(11.449.263)	(4.598.923)	(3.850.789)
Transfers between portfolios		(795.906)	—	(795.906)
Gains / (losses) from changes in fair value	326.751	(1.241.443)	452.083	(382.853)
Amortisation of premiums / discounts	62.716	43.393	61.587	43.584
Balance at 31 December	5.215.610	4.509.230	1.045.610	1.157.474

Held-to-maturity investment securities:
Balance at 1 January	1.023.666	3.626.284	1.322.230	1.974.534
Additions within the period	636.987	181.195	175.523	238.464
Disposals (sales and redemptions) within the period	(1.212.966)	(304.634)	(374.836)	(204.091)
Netting of short positions	—	(152.151)	—	—
Impairment charge	(104.849)	(2.388.609)	(88.524)	(741.793)
Amortisation of premiums / discounts	13.537	62.354	10.225	39.212
Foreign exchange differences	(431)	(773)	(14.262)	15.904
Balance at 31 December	355.944	1.023.666	1.030.356	1.322.230

	Group		Bank
	2012	2011	2012	2011
Loans-and-receivables investment securities
Balance at 1 January	5.155.545	8.816.749	4.684.066	7.034.903
Additions within the period	123.532	1.875.223	1.088.782	1.890.563
Disposals (sales and redemptions) within the period	(2.347.293)	(509.766)	(3.133.250)	(448.102)
Transfers from trading portfolio and available-for-sale portfolio	—	795.906	—	795.906
Impairment charge	(259.396)	(5.960.404)	(252.505)	(4.719.590)
Amortisation of premiums / discounts	77.328	108.606	80.285	100.635
Foreign exchange differences	(5.904)	29.231	(3.707)	29.751
Balance at 31 December	2.743.812	5.155.545	2.463.671	4.684.066

Notes to the Financial Statements

Group and Bank

NOTE 23:         Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2011	88.707	186.290	274.997
Foreign exchange differences	—	(2.464)	(2.464)
Transfers	(4.652)	(17.145)	(21.797)
Additions	1.770	86.163	87.933
Disposals and write offs	—	(310)	(310)
At 31 December 2011	85.825	252.534	338.359

Accumulated depreciation & impairment
At 1 January 2011	(871)	(60.946)	(61.817)
Foreign exchange differences	—	1.602	1.602
Transfers	—	5.858	5.858
Disposals and write offs	—	295	295
Depreciation charge	—	(4.634)	(4.634)
Impairment charge	—	(5.193)	(5.193)
At 31 December 2011	(871)	(63.018)	(63.889)

Net book amount at 31 December 2011	84.954	189.516	274.470

Cost
At 1 January 2012	85.825	252.534	338.359
Foreign exchange differences	—	(493)	(493)
Transfers	(2.947)	(4.311)	(7.258)
Additions	9.011	22.253	31.264
Disposals and write offs	—	(143)	(143)
At 31 December 2012	91.889	269.840	361.729

Accumulated depreciation & impairment
At 1 January 2012	(871)	(63.018)	(63.889)
Foreign exchange differences	—	86	86
Transfers	(44)	3.195	3.151
Disposals and write offs	—	26	26
Depreciation charge	—	(3.477)	(3.477)
Impairment charge	(4.468)	(12.770)	(17.238)
At 31 December 2012	(5.383)	(75.958)	(81.341)

Net book amount at 31 December 2012	86.506	193.882	280.388

The fair value of investment property as at 31 December 2012 exceeded the carrying amount after the impairment. Rental income for the year ended 31 December 2012 amounts to €6.302 (2011: €5.557).

Notes to the Financial Statements

Group and Bank

NOTE 24:                  Equity method investments

	Group		Bank
	2012	2011	2012	2011

At 1 January	42.484	39.246	5.803	7.298
Additions/ transfers	117.150	5.245	913	723
Disposals/ transfers	(292)	(401)	—	—
Share of profits of equity method investments	2.230	1.179	—	—
Dividends	(2.369)	(2.785)	—	—
Impairment charge	(554)	—	—	(2.218)
At 31 December	158.649	42.484	6.716	5.803

Additions/ transfers mainly relate to Finans Pension (Note 46), which became a joint control entity, instead of a subsidiary, due to the disposal of 51,0% to Cigna Nederland Gamma B.V. and to investments made by our private equity funds.

The Group’s and Bank’s equity method investments are as		Tax years	Group		Bank
follows:	Country	unaudited	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Social Securities Funds Management S.A. (**)	Greece	2010-2012	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2012	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2012	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2008-2012	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A. (**)	Greece	1.7.2009-31.12.2012	36,99%	33,30%	36,99%	33,30%
Pyrrichos Real Estate S.A.	Greece	2010-2012	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2012	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2012	33,27%	33,27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2007-2012	48,91%	—	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2012	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2012	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2012	19,98%	19,98%	—	—

(**) Companies for which tax audit certificates have been issued, however the year will be considered final after 18 months.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

Although the Group holds the majority of the voting rights in UBB AIG Insurance Company A.D. and UBB Alico Life Insurance Company A.D., shareholders’ agreements exist, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

Summarised financial information in respect of the Group’s equity method investments is set out below:

	31.12.2012	31.12.2011
Total assets	318.629	148.406
Total liabilities	177.579	84.027
Net assets	141.050	64.379
Group’s share of net assets of equity method investments	48.463	21.825

Total revenue	141.592	92.506
Total profit/(loss) for the year	16.200	(394)
Group’s share of profits of equity method investments	2.230	1.179

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 25:                  Goodwill, software and other intangible assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2011	2.110.920	436.539	191.940	154.741	119.597	3.013.737	243.356	145.745	389.101
Foreign exchange differences	(261.290)	(17.376)	(25.418)	(22.118)	403	(325.799)	50	187	237
Transfers	—	89	—	—	(489)	(400)	(329)	—	(329)
Additions	30.847	64.540	—	—	12.534	107.921	27.539	12.195	39.734
Disposals and write offs	(17.753)	(248)	—	—	(722)	(18.723)	(209)	(412)	(621)
At 31 December 2011	1.862.724	483.544	166.522	132.623	131.323	2.776.736	270.407	157.715	428.122

Accumulated amortisation & impairment
At 1 January 2011	(11.396)	(293.697)	(106.954)	—	(41.493)	(453.540)	(182.770)	(65.524)	(248.294)
Foreign exchange differences	(89)	10.538	15.857	—	1	26.307	(39)	(163)	(202)
Transfers	—	177	—	—	—	177	234	—	234
Disposals and write offs	7.493	249	—	—	—	7.742	209	—	209
Amortisation charge	—	(56.002)	(22.349)	—	(10.450)	(88.801)	(27.779)	(12.723)	(40.502)
Impairment charge	(120.173)	—	(1.013)	—	(10.614)	(131.800)	—	(10.614)	(10.614)
At 31 December 2011	(124.165)	(338.735)	(114.459)	—	(62.556)	(639.915)	(210.145)	(89.024)	(299.169)

Net book amount at 31 December 2011	1.738.559	144.809	52.063	132.623	68.767	2.136.821	60.262	68.691	128.953

Cost
At 1 January 2012	1.862.724	483.544	166.522	132.623	131.323	2.776.736	270.407	157.715	428.122
Foreign exchange differences	46.406	3.468	3.508	3.814	(20)	57.176	(3)	45	42
Transfers	—	54.004	—	—	(51.571)	2.433	52.087	(49.351)	2.736
Additions	70.228	84.216	—	—	26.241	180.685	39.402	21.399	60.801
Disposals and write offs	(1.843)	(4.394)	(2.490)	—	(149)	(8.876)	(2.457)	(59)	(2.516)
At 31 December 2012	1.977.515	620.838	167.540	136.437	105.824	3.008.154	359.436	129.749	489.185

Accumulated amortisation & impairment
At 1 January 2012	(124.165)	(338.735)	(114.459)	—	(62.556)	(639.915)	(210.145)	(89.024)	(299.169)
Foreign exchange differences	(153)	(1.440)	(2.543)	—	2	(4.134)	4	(43)	(39)
Transfers	—	(10.601)	—	—	10.614	13	(10.614)	10.614	—
Disposals and write offs	—	3.623	2.490	—	112	6.225	2.197	50	2.247
Amortisation charge	—	(69.120)	(21.919)	—	(11.230)	(102.269)	(35.468)	(13.728)	(49.196)
Impairment charge	(121.196)	(4.553)	—		(4.593)	(130.342)	(4.524)	(4.593)	(9.117)
At 31 December 2012	(245.514)	(420.826)	(136.431)	—	(67.651)	(870.422)	(258.550)	(96.724)	(355.274)

Net book amount at 31 December 2012	1.732.001	200.012	31.109	136.437	38.173	2.137.732	100.886	33.025	133.911

The increase in the book value of goodwill relates to the investment activities of the Group from the private equity business in 2012 and 2011 and to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €44.670 for 2012.

As at 31 December 2012, the CGU where significant goodwill is allocated is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The Group adopted a value in use (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. The fair value of the Turkish operations CGU was assessed based on a 5,2% (2011: 6,8%) terminal growth

Notes to the Financial Statements

Group and Bank

rate and 19,6% (2011: 18,1%) pre tax discount rate. This conclusion does not change if reasonably possible changes in key assumptions are applied.

The assessment indicated that the goodwill relating to the acquisition of Vojvodjanska Banka and allocated to the Serbian operations CGU, included in the International banking operations segment, is impaired and an impairment charge of €100,0 million was recognized in the current year’s income statement in respect of that segment (2011: €100,0 million). The impairment is mainly attributed to the deterioration of the economic conditions in Serbia. The fair value of the Serbian operations CGU was assessed based on an 8,0% (2011: 8,0%) terminal growth rate and 14,1% (2010: 13,3%) pre tax discount rate.

Following this impairment, the goodwill in respect of these acquisitions amounts to €1.522,1 million (2011: €1.467,2 million) and nil (2011: €110,1 million) respectively. The variance is mainly due to the effect of foreign exchange rate differences and the impairment charge recognised in the current year’s income statement relating to the acquisition of Vojvodjanska Banka. Additionally the Group fully impaired the goodwill relating to the acquisition of NBG Leasing IFN S.A. of €1,1 million.

Other indefinite life intangibles include the brand names of Finansbank and Vojvodjanska Banka of €127,5 million and €8,9 million respectively (2011: €122,9  million and €9,7 million respectively). The change in their carrying amount is due to foreign exchange rate fluctuations. Other finite life intangibles include net core deposits and customer relationships amounting to €22,4 million relating to the acquisition of Finansbank (remaining useful lives span from 1 to 1,5 years) and €8,7 million relating to the acquisition of Vojvodjanska Banka (remaining useful lives span from 4 to 5 years), (2011: €40,5 million and €11,6 million respectively).

Notes to the Financial Statements

Group and Bank

NOTE 26:                  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2011	925.678	1.075.839	1.010.221	239.922	23.821	3.275.481
Foreign exchange differences	(17)	(11.103)	(40.143)	(18.719)	27	(69.955)
Transfers	4.453	19.462	10.356	7.201	(21.255)	20.217
Additions	618	14.113	94.301	15.803	9.394	134.229
Disposals and write offs	(5.178)	(13.992)	(18.456)	(8.297)	(1.062)	(46.985)
At 31 December 2011	925.554	1.084.319	1.056.279	235.910	10.925	3.312.987

Accumulated depreciation & impairment
At 1 January 2011	(3.453)	(369.360)	(707.099)	(125.123)	—	(1.205.035)
Foreign exchange differences	—	1.715	30.711	11.079	—	43.505
Transfers	—	(4.616)	1.185	160	—	(3.271)
Disposals and write offs	—	6.797	9.954	5.949	—	22.700
Depreciation charge	—	(21.016)	(87.110)	(23.657)	—	(131.783)
Impairment charge	(15.368)	(853)	—	(206)	—	(16.427)
At 31 December 2011	(18.821)	(387.333)	(752.359)	(131.798)	—	(1.290.311)

Net book amount at 31 December 2011	906.733	696.986	303.920	104.112	10.925	2.022.676

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2012	925.554	1.084.319	1.056.279	235.910	10.925	3.312.987
Foreign exchange differences	(6)	(3.017)	7.141	2.962	(34)	7.046
Transfers	2.947	5.953	874	195	(4.521)	5.448
Additions	54	5.121	88.375	21.103	3.765	118.418
Disposals and write offs	(1)	(131)	(33.772)	(3.092)	(758)	(37.754)
At 31 December 2012	928.548	1.092.245	1.118.897	257.078	9.377	3.406.145

Accumulated depreciation & impairment
At 1 January 2012	(18.821)	(387.333)	(752.359)	(131.798)	—	(1.290.311)
Foreign exchange differences	—	1.710	(4.541)	(1.424)	—	(4.255)
Transfers	—	(3.303)	(31)	25	—	(3.309)
Disposals and write offs	—	112	25.906	2.572	—	28.590
Depreciation charge	—	(22.072)	(77.306)	(26.029)	—	(125.407)
Impairment charge	(34.954)	(7.180)	(428)	(169)	—	(42.731)
At 31 December 2012	(53.775)	(418.066)	(808.759)	(156.823)	—	(1.437.423)

Net book amount at 31 December 2012	874.773	674.179	310.138	100.255	9.377	1.968.722

The Group, due to the decline of property values, as a result of the economic crisis, recognized impairment loss provision of € 42,7 million.

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2011	126.673	158.279	552.840	120.881	6.518	965.191
Foreign exchange differences	—	62	(75)	(82)	(2)	(97)
Transfers	(199)	422	23	5.904	(6.064)	86
Additions	18	1.970	17.509	9.686	2.585	31.768
Disposals and write offs	(5.178)	(10.957)	(4.300)	—	(1.027)	(21.462)
At 31 December 2011	121.314	149.776	565.997	136.389	2.010	975.486

Accumulated depreciation & impairment
At 1 January 2011	(392)	(72.387)	(432.814)	(71.494)	—	(577.087)
Foreign exchange differences	—	91	23	29	—	143
Transfers	—	538	(23)	159	—	674
Disposals and write offs	—	5.132	2.354	—	—	7.486
Depreciation charge	—	(2.544)	(39.120)	(8.261)	—	(49.925)
Impairment charge	(3.358)	(326)	—	—	—	(3.684)
At 31 December 2011	(3.750)	(69.496)	(469.580)	(79.567)	—	(622.393)

Net book amount at 31 December 2011	117.564	80.280	96.417	56.822	2.010	353.093

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2012	121.314	149.776	565.997	136.389	2.010	975.486
Foreign exchange differences	—	(21)	(74)	(129)	(2)	(226)
Transfers	—	—	(2.736)	—	(1.113)	(3.849)
Additions	54	732	23.327	4.025	917	29.055
Disposals and write offs	—	—	(10.989)	(1.808)	(643)	(13.440)
At 31 December 2012	121.368	150.487	575.525	138.477	1.169	987.026

Accumulated depreciation & impairment
At 1 January 2012	(3.750)	(69.496)	(469.580)	(79.567)	—	(622.393)
Foreign exchange differences	—	12	42	79	—	133
Transfers	—	—	—	—	—	—
Disposals and write offs	—	—	9.519	879	—	10.398
Depreciation charge	—	(2.443)	(31.197)	(8.990)	—	(42.630)
Impairment charge	—	(1.571)	—	(144)	—	(1.715)
At 31 December 2012	(3.750)	(73.498)	(491.216)	(87.743)	—	(656.207)

Net book amount at 31 December 2012	117.618	76.989	84.309	50.734	1.169	330.819

Notes to the Financial Statements

Group and Bank

NOTE 27:                  Deferred tax assets and liabilities

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Deferred tax assets:
Securities	713.088	806.924	527.380	537.810
Derivatives	321.792	298.528	321.763	298.528
Property and equipment and intangible assets	(5.529)	(6.189)	(4.701)	(3.888)
Pension and other post retirement benefits	59.570	59.071	56.577	55.681
Insurance reserves	8.814	12.293	—	—
Loans and advances to customers	168.255	89.310	160.353	87.147
Tax losses	8.598	15.475	—	—
Other temporary differences	23.348	34.197	23.666	25.048
Deferred tax assets	1.297.936	1.309.609	1.085.038	1.000.326

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Deferred tax liabilities:
Securities	3.586	(14.999)	—	—
Derivatives	18.987	31.960	—	—
Property and equipment and intangible assets	34.943	37.733	—	—
Pension and other post retirement benefits	(5.434)	(4.690)	—	—
Insurance reserves	660	—	—	—
Loans and advances to customers	43.378	18.027	—	—
Tax losses	(1.048)	—	—	—
Other temporary differences	(10.973)	(5.357)
Deferred tax liabilities	84.099	62.674	—	—

Deferred tax charge in the income statement

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Securities	(35.288)	721.217	9.215	509.051
Derivatives	37.694	267.800	23.235	261.308
Property and equipment and intangible assets	4.529	5.954	(660)	3.343
Pension and other post retirement benefits	1.109	36.869	896	36.211
Insurance reserves	(4.140)	(3.539)	—	—
Loans and advances to customers	54.759	489.866	71.661	473.059
Tax losses	(4.729)	(273.458)	—	(273.172)
Other temporary differences	(5.244)	3.067	(1.046)	(1.493)
Deferred tax charge in the income statement	48.690	1.247.776	103.301	1.008.307
Deferred tax through OCI	(76.507)	(365.934)	(19.645)	(373.970)
Deferred tax through equity	(5.281)	13.408	1.056	(179)
Net deferred tax movement	(33.098)	895.250	84.712	634.158

The Group and the Bank believe that the realization of the recognized net Deferred Tax Assets (“DTA”) of €1.213.837 and €1.085.038 respectively, at 31 December 2012, is probable based upon expectations of future Group’s and Bank’s taxable income.

At 31 December 2012, cumulative Group tax losses amounted to €1.918,5 million and incurred in 2008 through to 2012. The corresponding amount of €1.624,5 million relates to the Bank and incurred in 2009 through to 2012.  Based on the 5 year business plan as submitted to HFSF in October 2012 and further updated in March 2013 to capture further deterioration in the economic conditions in Greece and the approved budget for 2013., Management has concluded that future profitability would not be sufficient to offset the DTA on tax losses before their expiration and in this respect the Group and the Bank have not recognised the corresponding deferred tax asset on tax losses of €360,3 million and €324,9 million, respectively.

For the same reason, the management decided not to recognise deferred tax assets of €417.316 and €335.663 on deductible temporary differences for the Group and the Bank respectively.

The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

Notes to the Financial Statements

Group and Bank

	Group	Bank
Year	31.12.2012	31.12.2012
2013	12.846	—
2014	97.035	46.326
2015	765.279	736.872
2016	22.190	—
2017	921.688	841.346
2018	37.392	—
2019	54.494
Unlimited	7.572	—
	1.918.496	1.624.544

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

In January 2013, Law 4110/2013 provides that for the periods commencing from 1 January 2013 thereon, the nominal corporation tax rate is increased to 26%.  Based on the new tax rates, the Group estimated the impact on the deferred taxes at €372,2 million which represents increase in deferred tax assets.

NOTE 28:                  Insurance related assets and receivables

	Group
	31.12.2012	31.12.2011

Investments on behalf of policyholders who bear the investment risk (unit linked)	306.310	295.712
Insurance business receivables	202.983	228.260
Amounts receivable from reinsurers and reinsurance business receivables	84.232	124.454
Deferred acquisition costs (DAC)	42.387	52.212
Total	635.912	700.638

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2012	31.12.2011

Bonds	29.153	31.170
Shares	7.509	8.087
Mutual Funds	137.039	129.103
Deposits	132.609	127.352
Total	306.310	295.712

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

NOTE 29:                  Other assets

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Accrued interest and commissions	388.346	750.062	330.264	636.613
Receivables from Greek state after impairment	449.885	361.204	438.280	351.323
Tax prepayments and other recoverable taxes	14.049	43.756	4.264	5.682
Private equity: investees assets	89.961	127.150	—	—
Trade receivables	92.995	96.931	11.175	16.228
Assets acquired through foreclosure proceedings	212.693	203.533	78.769	80.592
Prepaid expenses	184.029	155.416	47.351	45.185
Hellenic Deposit and Investment Guarantee Fund	344.903	288.090	344.903	288.090
Checks and credit card transactions under settlement	211.166	176.312	106.603	138.290
Securities transactions under settlement	—	9.177	—	4.925
Other	568.844	595.228	441.058	520.987
Total	2.556.871	2.806.859	1.802.667	2.087.915

Notes to the Financial Statements

Group and Bank

Receivables from the Greek State have been assessed for impairment and are presented after such impairment. As at 31 December 2012, the impairment for receivables from the Greek State amounts to €24.572 (2011: €39.400) for both the Group and the Bank.

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

The Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

NOTE 30:                  Due to banks

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Demand deposits due to credit institutions	72.589	186.710	94.040	177.937
Time deposits due to credit institutions	660.073	573.076	842.842	780.525
Interbank deposits	552.083	217.807	497.895	435.334
Amounts due to ECB and Central Banks	30.904.550	31.281.024	30.901.922	31.215.751
Securities sold under agreements to repurchase	1.097.005	1.333.572	270.458	748.896
Other	686.033	516.049	679.999	512.420
Total	33.972.333	34.108.238	33.287.156	33.870.863

NOTE 31:                  Due to customers

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Deposits:
Individuals	44.317.918	47.707.837	31.828.270	35.762.722
Corporates	10.794.071	8.855.724	6.062.282	5.459.984
Government and agencies	3.230.714	2.168.510	2.736.938	2.096.214
Total deposits	58.342.703	58.732.071	40.627.490	43.318.920
Securities sold to customers under agreements to repurchase	11.437	25.530	4.322	5.970
Other	367.800	786.039	276.228	700.277
Total	58.721.940	59.543.640	40.908.040	44.025.167

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Deposits:
Savings accounts	17.087.864	19.297.547	15.664.210	18.254.947
Time deposits	34.200.898	32.768.315	19.782.892	19.987.341
Current accounts	2.485.046	2.413.200	1.317.536	1.435.641
Sight deposits	4.100.026	3.841.770	3.417.783	3.241.537
Other deposits	468.869	411.239	445.069	399.454
	58.342.703	58.732.071	40.627.490	43.318.920
Securities sold to customers under agreements to repurchase	11.437	25.530	4.322	5.970
Other	367.800	786.039	276.228	700.277
	379.237	811.569	280.550	706.247
Total	58.721.940	59.543.640	40.908.040	44.025.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 December 2012, these deposits amount to €2.954.945 (2011: €1.779.727) for both the Group and the Bank.

For deposits at fair value through profit or loss, the change in fair value during the period attributable to changes in credit risk amounts to NIL for the year ending 31 December 2012 (2011: €10.973) for the Group and the Bank.

Notes to the Financial Statements

Group and Bank

The cumulative change in fair value attributable to changes in credit risk amounts to €20.714 for 2012 (2011: €20.714) for the Group and the Bank.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €320,5 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

NOTE 32:                  Debt securities in issue

	Group			Bank
	Interest rate	31.12.2012	31.12.2011	Interest rate	31.12.2012	31.12.2011

Corporate bonds - fixed rate	6,5%	53.963	55.372	—	—	—
Corporate bonds - floating rate	—	—	19.134	—	—	—
Covered bonds - fixed rate	3,9%	600.066	1.059.297	3,9%	600.066	1.059.297
Fixed rate notes	7,6%	1.731.325	594.061	—	—	—
Total		2.385.354	1.727.864		600.066	1.059.297

The financial conditions of the debt securities in issue as of 31 December 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Corporate bonds
Finansbank (via a special purpose entity)	Fixed Rate Notes	24 March 2006	March 2013	USD	110,0		39,0	Paid semi-annually at a rate of 6,5%
Covered bonds
NBG	Fixed rate covered bonds-3rd Series	7 October 2009	October 2016	EUR	846,2	(1)	—	Paid annually at a fixed coupon rate of 3,875%
Fixed rate notes
Finansbank	Senior Unsecured Notes	11 May 2011	May 2016	USD	500,0		133,3	Paid semi-annually at fixed interest rate of 5,5%
Finansbank	Fixed Rate Notes (2)	14 September 2012	March 2013	TL	400,0		15,3	Principal amount and interest will be paid at maturity in a single payment of 10,00%
Finansbank	Fixed Rate Notes (2)	21 September 2012	March 2013	TL	500,0		2,3	Principal amount and interest will be paid at maturity in a single payment of 9,60%
Finansbank	Eurobond Fixed Rate Notes	1 November 2012	November 2017	USD	350,0		13,8	Paid semi-annually at fixed interest rate of 5,15%
Finansbank	Fixed Rate Notes (2)	15 November 2012	May 2013	TL	750,0		12,4	Principal amount and interest will be paid at maturity in a single payment of 8,30%
Finansbank	Fixed Rate Notes (2)	13 December 2012	June 2013	TL	650,0		7,2	Principal amount and interest will be paid at maturity in a single payment of 7,95%
Finansbank	Fixed Rate Notes (2)	27 December 2012	April 2013	TL	600,0		1,5	Principal amount and interest will be paid at maturity in a single payment of 7,95%

(1) Includes fixed rate covered bonds  issued by the Bank under the €10 billion covered bonds program, which are described in Note 21 “Loans and advances to customers (net)” and has been designated as financial liability at fair value through profit or loss. During 2012, net gains of nil (2011: net gains of €103,3 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value gains of €3,0 million were attributable to changes in instrument specific credit risk (2011: €190,3 million). Interest expense is not recognized separately from fair value changes.  The carrying amount and amortized cost of these securities as at 31 December 2012 were €600,1 million and €849,2million respectively (2011: €1.059,3 million and €1.497,8 million).

(2) On 20 January 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1.000.000.

Notes to the Financial Statements

Group and Bank

Debt securities in issue redeemed or repurchased in 2012, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Corporate bonds
Finansbank (via a special purpose entity)	Series 2005-A Floating Rate Notes (secured on Finansbank’s Diversified Payment Rights)	15 March 2005	15 February 2012	USD	500,0	(1)
Fixed rate notes
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	21 September 2010	22 February 2012	EUR	80,0	(2)
Finansbank	Fixed Rate Bonds	2 November 2011	27 April 2012	TL	150,0
Finansbank	Fixed Rate Bonds	30 November 2011	25 May 2012	TL	200,0
Finansbank	Fixed Rate Bonds	11 May 2012	5 November 2012	TL	400,0
Finansbank	Fixed Rate Bonds	11 June 2012	4 December 2012	TL	700,0
Financings under the Hellenic Republic Bank Support Plan
NBG	Floating Rate Notes-Pillar II (3)	24 February 2012	24 May 2012	EUR	€3.000,0

(1) The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31,3 million.

(2) The proceeds of the Notes issued by NBG Finance Plc were ultimately lent to the Bank and are presented within “Other borrowed funds” in the Bank’s statement of financial position.

(3) These Notes were held by the Bank and therefore, were not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position (see Note: 4.5.3 “Financings under the Hellenic Republic Bank Support Plan”).

NOTE 33:                  Other borrowed funds

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Subordinated notes - fixed rate	18.974	443.293	30.363	549.264
Subordinated notes - floating rate	—	—	174.789	354.779
Loans-fixed rate	659.502	593.266	—	80.628
Loans-floating rate	707.673	675.515	—	—
Total	1.386.149	1.712.074	205.152	984.671

Notes to the Financial Statements

Group and Bank

The financial conditions of the major borrowed funds as of 31 December 2012, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Subordinated notes
NBG Finance Plc(1)	Fixed Rate Notes-Lower Tier II	3 August 2010	August 2020 (Early redemption 2015)	EUR	450,0		431,6	Paid annually at a rate of 7,0% for the first 5 years and 9,5% thereafter.
Major fixed and floating rate loans
Finansbank	Amended Facility Agreement	29 November 2012	November 2013	EUR	211,9	(2)	—	Paid quarterly at EURIBOR plus 0,7%.
Finansbank	Amended Facility Agreement	29 November 2012	November 2013	USD	188,0	(2)	—	Paid quarterly at LIBOR plus 0,7%.
Finansbank	Floating Rate Notes Series 2012-C	20 December 2012	November 2024	EUR	50,0		—	Paid quarterly at EURIBOR plus 3,6%.
Finansbank	Floating Rate Notes - Series 2012-B	20 December 2012	November 2017	USD	75,0		—	Paid quarterly at LIBOR plus 3,4%.

(1) On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totalling €450 million through its UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

(2) On 29 November 2012, Finansbank amended the dual tranche term loan facility signed on 30 November 2011, based on which the amounts of USD 220,5 million and €210,6 million were amended to USD 188,0 million and €211,9 million, respectively.

Included in the Bank’s fixed and floating rate subordinated notes are the amounts ultimately lent to the Bank under loan agreements with NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc, representing the proceeds of the securities issued by NBG Funding Ltd, which are described in Note 41 “Preferred Securities”.

Additionally, fixed rate borrowings primarily of Finansbank, Finans Leasing and Finans Factoring, amounting to €618.853 (of which €177.828, €122.963, €317.448 and €614 denominated in EUR, TL, USD and GBP respectively) and floating rate borrowings of the above mentioned companies, amounting to €95.188 (of which €68.869 and €26.319 denominated in EUR and USD).

NOTE 34:                  Insurance related reserves & liabilities

	Group
Insurance reserves	31.12.2012	31.12.2011

Life
Mathematical and premium reserves	980.254	1.164.595
Outstanding claims reserve	145.715	92.198
Other	19.269	20.690
Total	1.145.238	1.277.483
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	306.310	295.712
Guaranteed benefit reserve for unit-linked contracts	54.615	50.794
Total Life reserves	1.506.163	1.623.989

Property and Casualty
Unearned premia reserve	104.411	158.971
Outstanding claims reserve	574.705	613.276
Other	9.934	10.836
Total Property and Casualty reserves	689.050	783.083

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	198.034	198.040
Amounts payable to brokers, agents and sales partners	50.596	56.518
Amounts payable to reinsurers	16.289	23.820
Total	2.460.132	2.685.450

Notes to the Financial Statements

Group and Bank

Movement in Life Insurance Reserves

	Group
	2012	2011

Balance 1 January	1.623.989	1.716.055
Increase in reserves	236.871	315.323
Paid claims and other movements	(354.697)	(407.389)
Balance at 31 December	1.506.163	1.623.989

Movement of Property & Casualty Insurance Reserves

	Group
	2012	2011

Balance 1 January	783.083	800.101
Incurred claims	127.180	230.553
Paid claims and other movements	(166.759)	(201.977)
Movement in unearned premium reserve	(54.454)	(45.594)
Balance at 31 December	689.050	783.083

Outstanding claims reserve of property & casualty insurance reserves

	Group			Group
	31.12.2012			31.12.2011
	Total	Reinsurers’ share	Group share	Total	Reinsurers’ share	Group share

Reported claims	494.304	64.018	430.286	527.967	92.179	435.788
IBNR	80.401	17.403	62.998	85.309	26.018	59.291
Total	574.705	81.421	493.284	613.276	118.197	495.079

NOTE 35:                  Other liabilities

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Accrued interest and commissions	265.474	456.336	268.153	460.565
Creditors and suppliers	194.563	216.992	140.333	159.376
Amounts due to government agencies	198.763	180.043	193.045	171.352
Private equity: liabilities of investee entities	240.658	208.064	—	—
Other provisions	113.392	140.265	65.435	87.630
Taxes payable - other than income taxes	91.559	95.022	21.969	23.906
Accrued expenses and deferred income	86.208	102.720	44.786	67.887
Payroll related accruals	90.506	58.141	29.107	18.372
Dividends payable	338	4.080	331	4.073
Puttable instruments held by non-controlling shareholders	256.621	283.185	256.621	283.185
Unsettled transactions on debt securities	—	2.727	—	2.727
Checks and credit card transactions under settlement	674.014	439.178	—	—
Short position on financial instruments at fair value through profit or loss	3.727	5.009	890.073	764.127
Provision for the reimbursement of impairment losses due to PSI to Group entities	—	—	—	2.036.008
Other	412.634	293.868	257.930	204.484
Total	2.628.457	2.485.630	2.167.783	4.283.692

The puttable instruments held by non-controlling shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

Notes to the Financial Statements

Group and Bank

The movement of other provisions for the Group and the Bank may be summarised as follows:

	Group
	Litigation	Unaudited Tax years	Other	Total
	2012	2012	2012	2012	2011

Balance at 1 January	85.443	10.938	43.884	140.265	112.148
Provisions utilised during the year	(15.156)	(7.035)	(30.460)	(52.651)	(5.435)
Provisions charged/ (released) to income statement during the year	9.935	5.894	8.896	24.725	41.452
Foreign exchange differences	(412)	19	1.446	1.053	(7.900)
Balance 31 December	79.810	9.816	23.766	113.392	140.265

	Bank
	Litigation	Unaudited Tax years	Other	Total
	2012	2012	2012	2012	2011

Balance at 1 January	76.417	8.932	2.281	87.630	44.579
Provisions utilised during the year	(12.673)	(1.146)	—	(13.819)	(766)
Provisions charged/ (released) to income statement during the year	(8.395)	—	—	(8.395)	43.846
Foreign exchange differences	—	19	—	19	(29)
Balance 31 December	55.349	7.805	2.281	65.435	87.630

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes accruals for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2012 the Group and the Bank have provided for cases under litigation the amounts of €79,8 million and €55,3 million respectively, for those litigations for which the Group and the Bank believe that this loss is probable and reasonably estimated.  The corresponding amounts for 2011 were €85,4 million and €76,4 million respectively. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated statement of financial position, results of operation or cash flows.

Other provisions include mainly staff leaving indemnities for subsidiaries not included in the actuarial valuation and untaken vacation indemnity.

NOTE 36:                  Contingent liabilities, pledges, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated statement of financial position, income statement and cash flow statement.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the consolidated financial position of the Group. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited by the certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was issued on 27 July 2012. Based on Ministerial Decision 1159/22.7.2011, the 2011 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books of the Bank.

For the unaudited tax years of subsidiaries and equity method investments refer to Note 46 and 24.

Notes to the Financial Statements

Group and Bank

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Commitments to extend credit*	14.517.591	14.679.117	4.824.369	6.903.689
Standby letters of credit and financial guarantees written	5.586.816	5.970.422	3.625.492	4.010.307
Commercial letters of credit	594.392	589.924	304.808	110.326
Total	20.698.799	21.239.463	8.754.669	11.024.322

* Commitments to extend credit at 31 December 2012 include amounts of €25,0 million for the Group (2011: €1.685,7 million) and €25,0 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Assets pledged as collateral	33.843.450	33.383.491	33.552.008	31.548.398

As at 31 December 2012, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank and other central banks the following instruments:

•                  trading and investment debt securities of €3.542,6 million

•                  bonds covered with mortgage loans amounting to €8.400,0 million (see also Note 21),

•                  securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €9.492,9 million (see also Note 21), and

•                  loans and advances to customers amounting to €12.408,0 million

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €14.798,3 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €787,0 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  EFSF bonds of €7.430,0 million obtained as an advance from HFSF for the participation in the Bank’s future share capital increase.

In addition to the pledged items presented in the table above, as at 31 December 2012, the Group has pledged an amount of €321,4 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

Notes to the Financial Statements

Group and Bank

e. Transferred financial assets

As at 31 December 2012 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bak
	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Loans (securitised) (1)	—	—	11.157.140	5.247.345
Trading and investment securities	2.588.096	1.430.609	2.588.096	1.430.609
Securities sold under agreements to repurchase
Trading and investment securities	1.334.587	1.097.005	270.606	270.458
Other
Trading and investment securities	663.062	310.000	663.062	310.000

Total	4.585.745	2.837.615	14.678.904	7.258.412

(1) Securitised loans are transferred to Special Purpose Entities (“SPEs”) that are included as subsidiaries in the consolidated financial statements, hence at Group level are not considered as transferred.

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s statement of financial position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16 and Note 30), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Group and the Bank had no transferred financial assets that are not subject to derecognition in full, but remain on the balance sheet to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

f. Operating lease commitments

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
No later than 1 year	86.194	87.842	87.823	91.494
Later than 1 year and no later than 5 years	253.127	260.147	344.350	357.962
Later than 5 years	133.851	140.856	952.832	1.041.422
Total	473.172	488.845	1.385.005	1.490.878

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

NOTE 37:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2012 and 31 December 2011 was 956.090.482, with a nominal value of €5,0 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000,0 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on

Notes to the Financial Statements

Group and Bank

26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €6.137.952 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	956.090.482	5,0	4.780.452
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			6.137.952

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2012	2011	2012	2011
At 1 January	3.326.063	3.327.740	3.324.623	3.326.321
Share capital issue costs	—	(1.677)	—	(1.698)
At 31 December	3.326.063	3.326.063	3.324.623	3.324.623

Movements in share premium account under “Share capital issue costs” in 2011, relate to deferred taxes due to changes in tax rates.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.

At 31 December 2012, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2011	743.689	4.901
Purchases	41.381.705	168.057
Sales	(42.062.422)	(172.848)
At 31 December 2011	62.972	110

Purchases	60.711.618	121.396
Sales	(60.763.827)	(121.483)
At 31 December 2012	10.763	23

NOTE 38:                  Tax effects relating to other comprehensive income / (expense) for the period

	12 month period ended			12 month period ended
	31.12.2012			31.12.2011
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	797.095	(78.499)	718.596	(609.586)	80.845	(528.741)
Less: Reclassification adjustments included in the income statement	(197.684)	1.603	(196.081)	2.503.019	(435.863)	2.067.156
Available-for-sale securities	599.411	(76.896)	522.515	1.893.433	(355.018)	1.538.415
Currency translation differences	105.995	—	105.995	(742.843)	—	(742.843)
Net investment hedge	—	—	—	—	(9.400)	(9.400)
Cash flow hedge	(1.945)	389	(1.556)	7.580	(1.516)	6.064
Other comprehensive income / (expense) for the period	703.461	(76.507)	626.954	1.158.170	(365.934)	792.236

	12 month period ended			12 month period ended
	31.12.2012			31.12.2011
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	375.772	(15.856)	359.916	(357.272)	34.207	(323.065)
Less: Reclassification adjustments included in the income statement	(148.614)	(3.789)	(152.403)	2.040.889	(408.177)	1.632.712
Available-for-sale securities	227.158	(19.645)	207.513	1.683.617	(373.970)	1.309.647
Currency translation differences	554	—	554	663	—	663
Other comprehensive income / (expense) for the period	227.712	(19.645)	208.067	1.684.280	(373.970)	1.310.310

Notes to the Financial Statements

Group and Bank

The amount of €522.515 in the available-for-sale reserve in 2012 for the Group, includes €410.037 relating to debt securities and €112.478 relating to equity securities.

The amount of €207.513 in the available-for-sale reserve in 2012 for the Bank, includes €138.709 relating to debt securities and €68.804 relating to equity securities.

The amount of €1.538.415 in the available-for-sale reserve in 2011 for the Group, includes €1.455.590 relating to debt securities and €82.891 relating to equity securities.

The amount of €1.309.647 in the available-for-sale reserve in 2011 for the Bank, includes €1.241.752 relating to debt securities and €67.895 relating to equity securities.

NOTE 39:                  Reserves & retained earnings

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Statutory reserve	391.427	387.929	279.093	279.093
Available-for-sale securities reserve	197.768	(324.348)	43.808	(163.651)
Currency translation differences reserve	(1.212.533)	(1.328.070)	1.031	477
Other reserves and retained losses	(10.970.149)	(8.922.533)	(13.581.101)	(10.644.010)
Total	(11.593.487)	(10.187.022)	(13.257.169)	(10.528.091)

Foreign currency differences arising on the translation of assets and liabilities of subsidiary companies with non-euro functional currency and the effective portion of net investment hedges are recognized in the currency translation differences reserve and transferred to the income statement on the disposal of the net investment. The movement of the currency translation differences reserve in the year primarily reflects the impact of the fluctuation of the foreign exchange rates of Turkish lira and US Dollar which are the functional currencies of Finansbank and NBG Finance (Dollar Plc) respectively.

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2012	2011	2012	2011

At 1 January	(324.348)	(1.824.722)	(163.651)	(1.473.298)
Net gains / (losses) from changes in fair value of AFS investments	718.224	(528.637)	359.916	(323.063)
Net (gains) / losses transferred to income statement upon disposal	(310.086)	58.819	(255.367)	89.062
Transfer from non-controlling interests	—	(38.107)	—	—
Impairment losses on AFS investments	113.978	2.008.299	102.964	1.543.648
Conversion of branch to subsidiary	—	—	(54)	—
At 31 December	197.768	(324.348)	43.808	(163.651)

The closing balance of €197.768 in the available-for-sale reserve in 2012 for the Group consists of €112.896 relating to debt securities and €84.872 relating to equity securities. The closing balance of €43.808 in the available-for-sale reserve in 2012 for the Bank consists of €(1.362) relating to debt securities and €45.170 relating to equity securities.

The closing balance of €(324.348) in the available-for-sale reserve in 2011 for the Group consists of €(296.742) relating to debt securities other than Greek government bonds and €(27.606) relating to equity securities. The closing balance of €(163.651) in the available-for-sale reserve in 2011 for the Bank consists of €(140.018) relating to debt securities other than Greek government bonds and €(23.633) relating to equity securities.

Notes to the Financial Statements

Group and Bank

NOTE 40:                  Non-controlling interest

	Group
	2012	2011

At 1 January	83.641	834.693
(Acquisitions) /disposals	(10.422)	(767.089)
Share of net profit of subsidiaries	(4.166)	19.148
Movement in the available-for-sale securities reserve	399	(66)
Cash flow hedge, net of tax	(3)	12
Foreign exchange differences	690	(3.057)
At 31 December	70.139	83.641

NOTE 41:                  Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the BoG.

Innovative preferred securities:

€350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 208 bps. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

€350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

€230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 33 “Other borrowed funds”.

Within 2011, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,0 million of series A, B and D, GBP 11,1 million of series E and USD 1,9 million of series C.

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank has determined that the final aggregate nominal amount of each series accepted for purchase is as follows:

Securities	Purchase Price	Aggregate nominal amount in million accepted for purchase pursuant to the Offer		Aggregate nominal amount in million not held by the Bank after the settlement date(1)
Series A	45%		€52,1		€58,3
Series B	45%		€34,0		€39,8
Series C	45%	USD	47,5	USD	39,0
Series D	45%		€31,2		€37,0
Series E	45%	GBP	39,2	GBP	17,1

(1)  For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by the Bank prior to the commencement of the relevant Offer and (ii) Securities purchased by the Bank pursuant to the relevant Offer.

The settlement date for the purchase by the Bank of the preferred securities that were validly tendered was 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

Subsequent to the Offer, the Bank proceeded in the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €3,7 million of series A, B and D, GBP 7,9 million of series E and USD 0,1 million of series C.

Notes to the Financial Statements

Group and Bank

The movement of preferred securities is as follows:

	Series A	Series E	Series B	Series C	Series D	Total
	Innovative preferred securities		Non- innovative preferred securities
At 1 January 2011	125.412	78.317	74.702	66.151	71.178	415.760
Purchases	(15.076)	(12.932)	(957)	(1.429)	(3.015)	(33.409)
Foreign exchange rate differences	—	1.992	—	2.116	—	4.108
31 December 2011 & 1 January 2012	110.336	67.377	73.745	66.838	68.163	386.459
Purchases	(54.007)	(56.414)	(34.398)	(36.895)	(32.631)	(214.345)
Foreign exchange rate differences	—	258	—	(579)	—	(321)
31 December 2012	56.329	11.221	39.347	29.364	35.532	171.793

NOTE 42:                  Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with article 4 of Law 4063/2012 (GG A’ 71), for the year 2011, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

No dividend distribution to any class of shares approved by the annual Ordinary General Meeting of the Bank’s shareholders held on 28 June 2012, in compliance with the provisions of article 44a of Company Law 2190/1920.

On 9 November 2012, Cabinet’s Act 38/9-11-2012 (GG A’ 223) regarding the recapitalisation of the banks, provided that when the Bank issues contingent convertible notes (“CoCos”) and for as long as these CoCos are outstanding:

a)        the bank pays no dividend to common shareholders

b)        the amount that would have been set aside for dividend distribution to common shareholders is used for paying, on a pro-rata basis, interest on CoCos, interest on dividends to other classes of securities ranking pari pasu to CoCos, as well as for repurchasing the said securities.

NOTE 43:                  Cash and cash equivalents

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Cash and balances with central banks	1.613.343	1.183.047	675.195	597.919
Due from banks	910.087	1.294.971	1.416.215	4.742.639
Trading securities	1.432.563	1.649.848	1.432.563	1.649.848
Investment securities	210.795	142.880	—	—
Total	4.166.788	4.270.746	3.523.973	6.990.406

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 44:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the year ended 31 December 2012 and 2011 and the significant balances outstanding at 31 December 2012 and 2011 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest

Notes to the Financial Statements

Group and Bank

rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €5,6 million as of 31 December 2012 (2011: €10,4 million respectively).

The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 31 December 2012, loans and deposits, at Group level, amounted to €20,3 million and €7,3 million respectively (2011: €26,2 million and €10,9 million respectively), whereas the corresponding figures at Bank level amounted to €19,7 million and €2,9 million (2011: €25,6 million and €5,1 million respectively).

Total compensation to related parties amounted to €16,8 million (2011: €15,2 million) for the Group and to €7,7 million (2011: €8,1 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Assets	7.962	7.751	3.992.270	8.221.749
Liabilities	47.054	14.531	3.410.411	3.799.275
Letters of guarantee, contingent liabilities and other off balance sheet accounts	17.834	14.901	2.976.982	3.278.713

	12 month period ended		12 month period ended
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Interest, commission and other income	10.670	4.574	175. 915	210.384
Interest, commission and other expense	6.494	5.314	273.821	258.854

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2012, amounted to €501,3 million (2011: €413,7 million and €413,6 million for the Group and the Bank respectively).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2012, amounted to €111,5 million and €40,0 million respectively (2011: €116,0 million and €40,9 million respectively).

d. Transactions with HFSF

Following the contribution to the Bank by the HFSF of €9.756,0 million EFSF bonds as an advance for the participation in the Bank’s future share capital increase, subject to a pre-subscription agreement and in the context of Law 3864/2008 regarding the recapitalization of the Greek banks, the Bank considers the HFSF to be a related party as defined in IAS 24.

Other than the €9.756,0 million EFSF bonds contributed by HFSF to NBG during 2012, the Bank, during 2012, made a one-off payment to the HFSF of €115,6 million, in accordance with an amendment of Law 3864/2008 effected in December 2012.

NOTE 45:                  Acquisitions, disposals and other capital transactions

Acquisitions

In the twelve-month period of 2012, the following transactions took place:

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (“EBRD”) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

On 27 September 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5,0 million.

On 19 October 2012 NBG Leasing IFN increased its share capital by RON 66.978. Banca Romaneasca participated in the share capital increase with a cancellation of the pre-emptive rights of NBG which was the sole shareholder. After this capital increase, Banca Romaneasca possess 93,57% of the share capital of the company.

Notes to the Financial Statements

Group and Bank

On 29 October 2012 Interlease E.A.D., Sofia, acquired through foreclosure proceedings 100% of the share capital of “Hotel Perun — Bansco” EOOD. The fair value of the company was estimated to BGN 12.025.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Consumer Finance for TL 4,3 million.

As of 31 December 2012, Finansbank acquired 32,86% of Finans Investment Trust for total consideration of TL 5,8 million.

As of 31 December 2012, Finansbank acquired 4,61% of Finans Leasing for total consideration of TL 21,6 million.

On 9 November 2012, the disposal of 51,0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a consideration of TL 202,9 million. Finansbank retained the remaining 49,0% and it was agreed to operate Finans Pension through a formation of a 51,0% / 49,0% Joint Venture. The total consideration received and the gain on disposal of Finans Pension are analyzed as follows:

Consideration received in cash	83.175
Consideration receivable	4.563
Total cash consideration	87.738
Fair value of interest retained	104.298

Analysis of assets and liabilities over which control was lost
ASSETS
Due from other banks	42.128
Financial assets at fair value through profit or loss and investment securities	17.829
Insurance operations assets and receivables	22.894
Other assets	2.915
Total assets	85.766

LIABILITIES
Insurance reserves and liabilities from insurance operations	47.921
Current income taxes	2.383
Other liabilities	5.362
Total liabilities	55.666

Net assets derecognised	30.100

Gain on disposal of Finans Pension
Total cash consideration	87.738
Plus: Fair value of interest retained	104.298
Less: Net assets derecognised	(30.100)
Less: Expenses	(4.668)
Gain	157.268

Net cash inflow on disposal of Finans Pension
Consideration received in cash	83.175
Less: Cash and cash equivalents balances disposed of	(42.128)
Net cash inflow	41.047

The portion of the gain attributed to the investment retained in the former subsidiary amounted to €89.549 and was determined as follows:

Fair value of interest retained (49%)	104.298
Less: 49% of net assets derecognized (30.100 x 49%)	(14.749)
Portion of gain	89.549

In 2011, the following transactions took place:

On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount of €544,9 million related to waive of debt from Credit Suisse A.G. An amount of €775,6 million (being the proportionate share of the carrying amount of the net assets of CPT Investments Ltd attributed to non-controlling interests) has been deducted from non —controlling interests.  The difference of €187,8 million between the decrease in the non-controlling interests and the consideration paid has been recognized directly in the Group’s equity as follows: amount of €38,1 million has been debited to the “Available for sale securities” reserve and amount of €225,9 million has been credited to retained earnings. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011. The merger was completed on 25 November 2011.

On 19 September 2011 the Bank established in UK the Special Purpose Entity SPITI PLC, for the purposes of mortgage loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011 the Bank established in UK the Special Purpose Entity AGORAZO PLC, for the purposes of consumer loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011 the Bank established in UK the Special Purpose Entity AUTOKINITO PLC, for the purposes of car loans securitization, in which the Bank has a beneficial interest.

On 12 December 2011, following the Finansbank’s Board of Directors decision of 4 August 2011, the share capital of the Finansbank was increased by TL 120 million (TL 116,3 million in cash and TL 3,7 million by capitalization of reserves). The cash contribution by the Group amounted to TL 110,3 million and was covered by the reinvestment of the dividend received.

In December 2011 the liquidation of ETEBA Bulgaria AD was completed.

During 2011 Finansbank disposed of 20,88% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5,0 million.  After this transaction the Group owns 54,56% of the entity while the retained earnings and the non-controlling interests have been increased by €0,6 million and €1,5 million respectively.

Notes to the Financial Statements

Group and Bank

The movement of investments in subsidiaries is summarised as follows:

	Bank
	2012	2011

Balance at the beginning of the period	8.460.927	8.415.877
Acquisition of additional interest/ share capital increase in existing subsidiaries	587.022	703.866
Disposals	—	(345)
Mergers and divestments of operations	57.042	—
Impairment charge	(198.116)	(658.471)
Balance at the end of the period	8.906.875	8.460.927

The impairment charge recognized in 2012 relates mainly to the cost of investment in Vojvodjanska Banka of €153,0 million and Banca Romaneasca of €43,8 million due to the deterioration of the economic conditions in Serbia and Romania respectively.

The impairment charge recognized in 2011 related mainly to the cost of investment in Ethniki Hellenic General Insurance of €395,4 million mainly due to the impact of the PSI on the subsidiary’s financial position, to the cost of investment in Vojvodjanska Banka of €186,7 million and EKTENEPOL of €32,5 million due to the deterioration of the economic conditions in Serbia and Greece respectively.

The acquisition at additional interest / share capital increase in existing subsidiaries include the following:

	Bank
	2012	2011
Share capital increase in Finansbank	—	39.184
Acquisition of additional interest (49,9%) CPT Investments Ltd	—	587.809
Share premium increase in NBG International Holdings B.V.	—	10.000
Share capital increase of SPEs	37.111	61.476
Share capital increase in NBG Leasing IFN S.A.	—	5.000
Share capital increase in Ethniki Hellenic General Insurance S.A.	500.000	—
Share capital increase in Ethniki Leasing S.A.	42.750	—
Share capital increase in The South African Bank of Athens Ltd (S.A.B.A.)	6.696	—
Other	465	397
Total	587.022	703.866

Notes to the Financial Statements

Group and Bank

NOTE 46:              Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2012	31.12.2011	31.12.2012	31.12.2011

National Securities S.A. (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2012	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2012	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2012	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2012	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2012	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2012	85,35%	85,35%	85,35%	85,35%
ASTIR Marina Vouliagmenis S.A.	Greece	2012	85,35%	—	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2012	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2012	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2007-2008 & 2010-2012	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2012	98,78%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2007-2012	99,81%	99,77%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2007-2012	99,81%	99,77%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2007-2012	87,36%	54,56%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2007-2012	99,81%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	—	—	99,81%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	—	—	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2012	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2012	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2012	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2012	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2012	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2012	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2012	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2012	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2012	100,00%	100,00%	—	—
Hotel Perun — Bansko EOOD	Bulgaria	2012	100,00%	—	—	—
NBG Securities Romania S.A.	Romania	2007-2012	100,00%	100,00%	73,12%	100,00%
Banca Romaneasca S.A. (*)	Romania	2007-2012	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A. (2)	Romania	2010-2012	99,28%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2012	99,33%	100,00%	6,43%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2012	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2012	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2012	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2012	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2007-2012	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2012	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2012	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2011-2012	99,74%	99,71%	94,39%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2012	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2012	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2012	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2012	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%
Banka NBG Albania Sh.a. (3)	Albania	2012	100,00%	—	100,00%	—

(*) % of participation includes the effect of put and call option agreements.

(**) Companies for which tax audit certificates have been issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) From 3rd quarter 2012, Banka NBG Albania Sh.a is consolidated in NBG Group accounts as a subsidiary.

Notes to the Financial Statements

Group and Bank

NOTE 47:                  Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the years ended 31 December 2012 and 2011. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2012	2011	2012	2011
Audit fees	4.071	3.915	1.474	1.465
Audit-related fees	1.935	2.490	1.300	1.807
Tax fees	954	280	343	20
All other fees	15	25	11	11
Total	6.975	6.710	3.128	3.303

NOTE 48:                  Events after the reporting period

Share capital increase

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii)the increase in the Bank’s share capital  with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552.948.427 ordinary voting shares of Eurobank, of nominal value €2,22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank , who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84,35%) through the contribution of 466.397.790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors confirmed payment of the Increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €270.511.

Further to the above, the fully paid-up share capital of the Bank amounts to €2.584.101 divided into a) 1.226.601.200 ordinary shares, of a nominal value of €1,00 each, b) 25.000.000 non-voting non-cumulative redeemable preference shares, as per article 4.2.xlvii of the Bank’s Articles of Association, of a nominal value of €0,30 each, and c) 270.000.000 redeemable preference shares under Law 3723/2008, as per article 4.2.liv  of the Bank’s Articles of Association, of a nominal value of €5,00 each.

Acquisition of Eurobank Ergasias S.A.

On 5 October 2012 the Bank submitted a voluntary offer to acquire all the ordinary registered shares with voting rights of Eurobank, which it did not hold at 5 October 2012, at an exchange ratio of 58 new ordinary registered shares with voting rights of the Bank for every 100 shares of Eurobank. On 15 February 2013 NBG had acquired 84,35% of the ordinary share capital and obtained control of Eurobank.

The Eurobank Group offers a full range of banking and financial products and services to households and enterprises. Retail Banking, Corporate Banking, Investment Banking and Asset Management are part of its activities.

The acquisition of Eurobank and the contemplated subsequent merger of NBG and Eurobank with the absorption of the latter, planned to be completed within the second half of 2013, is expected to create an enlarged banking group with greater stability and viability, better able to contribute in financing the recovery of the Greek economy and to help restore confidence in the Greek financial system.

The enlarged NBG Group is expected to achieve significant annual synergies, benefit from a large branch network in Greece, together with an enhanced presence in South Eastern Europe, with material positions in key regional markets including Turkey, Romania, Bulgaria and Serbia. Customers will benefit from the enhanced capabilities of the combined group drawing on each bank’s competitive strengths, including a wider product offering, improved capacity to lend, and better and more efficient service.

The consideration for the acquisition was in the form of 270,5 million new NBG ordinary shares issued for this purpose, as described above. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273,2 million and was based on the closing price of Eurobank’s share on the ATHEX on 15 February 2013.

The goodwill arising from the acquisition is attributable to the synergies expected to be achieved. None of the goodwill that will be recognised is expected to be deductible for income tax purposes.

Because the initial accounting for this acquisition is incomplete, information regarding the following items is not available:

(a)         the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date,

(b)         the fair value, the gross contractual amounts receivable and the amount that is expected to be uncollectible with regards to acquired receivables,

(c)          contingent liabilities assumed,

(d)         transactions that will be recognised separately from the acquisition of assets and assumption of liabilities, and

(e)          the amount of non-controlling interest that will be recognised and the measurement basis for that amount.

Although information about the acquired assets and the liabilities assumed at the acquisition date is not available, the following table summarises the carrying amount of assets and liabilities of the Eurobank Group as of 31 December 2012, based on Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended 31 December 2012 prepared in accordance with IFRS.

Notes to the Financial Statements

Group and Bank

€ million	31.12.2012
ASSETS
Cash and balances with central banks	2.065
Due from banks	4.693
Financial assets at fair value through profit or loss and derivatives	2.598
Loans and advances to customers	43.171
Investment securities	9.469
Other assets	5.657
Total assets	67.653

LIABILITIES
Due to banks	31.819
Derivative financial instruments	2.677
Due to customers	30.752
Debt securities in issue & other borrowed funds	1.365
Other liabilities	1.695
Total liabilities	68.308

Source:      Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended 31 December 2012.

Because the acquisition date is after the reporting date, that is, after 31 December 2012, no amounts of revenue or profit or loss of the Eurobank Group are included in the consolidated income statement or statement of other comprehensive income.

On 19 March 2013, NBG’s Board of Directors approved the commencement of the merger process with Eurobank and the appointment of an auditor to express a fairness opinion on the exchange ratio for the remaining shareholders of Eurobank. The merger will be effected by means of absorption of Eurobank by NBG. The merger date, for tax purposes, will be 31 December 2012.

Acquisition of KARELA S.A.

On 15 February 2013 NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica. The consideration paid amounted to €56,2 million in cash, as part of its investment policy.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

€ million
ASSETS
Due from banks	3,3
Investment property	122,1
Other assets	0,3
Total assets	125,8

LIABILITIES
Due to banks	55,4
Derivative financial instruments	3,8
Other liabilities	10,1
Total liabilities	69,3

Source:      Unaudited financial information.

Recent developments in Cyprus

In the early hours of Monday morning 25 March 2013, the Eurogroup reached an agreement with the Cyprus government on the key elements necessary for a future macroeconomic adjustment programme. This agreement is supported by all European Union Member States as well as the Troika.

The programme addresses the exceptional challenges that Cyprus is facing and restores the viability of the financial sector, with the view of restoring sustainable growth and sound public finances over the coming years. Specifically the programme provides for financial assistance to Cyprus of up to €10 billion in order to safeguard financial stability in Cyprus and the euro area as a whole.

The agreement reached provides for

(a)         the restructuring of Laiki Bank with the creation of a Good Bank and a Bad Bank. All unsecured deposits with Laiki Bank over €100.000 will be transferred to the Bad Bank.

(b)         the recapitalisation of Bank of Cyprus through capitalisation of part of the unsecured deposits (over €100.000). The most recent estimates refer to a haircut on deposits of Bank of Cyprus over €100.000 of approximately 40%. However we need to emphasize that the exact haircut has not been concluded yet.

The remaining banks operating in Cyprus, both local and international, have not been directly affected by the measures.

It should be noted that the agreement currently excludes from the haircut interbank deposits whereas deposits that other Group entities have with these two banks are included. As at 31 December 2012, deposits of the non-banking Group entities in Laiki Bank and Bank of Cyprus were immaterial.

The Group’s management closely monitors the developments regarding the provision of financial support by the Troika to the Republic of Cyprus and the recapitalisation of the Cyprus banks. The ongoing efforts to obtain the necessary financial support are carefully considered and analysed in order to assess the potential impact on the Group’s operations in Cyprus and on the Group as a whole. The tables below present summarised financial information regarding the Group’s operations in Cyprus for the 12 month period ended and as at 31 December 2012.

12-month period ended 31 December 2012	€ million
Net interest income	64,0
Net fee and commission income	6,7
Other	0,2
Total income	70,8
Expenses	(61,1)
Profit / (loss) before tax	9,7

31 December 2012	€ million
Net assets	109,4
Loans and advances to customers	903,4
Investment Securities	148,1
Due to customers	886,7

Notes to the Financial Statements

Group and Bank

NOTE 49:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.12.2012	1.1 – 31.12.2012	1.1 – 31.12.2011

ALL	EUR	0,00716	0,00732	0,00726
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12135	0,12902	0,12156
GBP	EUR	1,22534	1,23328	1,15275
MKD	EUR	0,01626	0,01636	0,01638
RON	EUR	0,22500	0,22463	0,23634
TL	EUR	0,42461	0,43248	0,43035
USD	EUR	0,75792	0,77825	0,71897
RSD	EUR	0,00879	0,00890	0,00987
ZAR	EUR	0,08950	0,09509	0,09969

NOTE 50:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 31 December 2012 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
31 December 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	860.490	860.490	—	860.490	860.490
Sovereign bonds (other than GGBs)	20.371	7.970	28.341	—	7.970	7.970
Debt securities issued by Greek financial institutions	49.362	153.589	202.951	9.940	9.014	18.954
Debt securities issued by foreign financial institutions	14.737	116	14.853	5.224	116	5.340
Debt securities issued by Greek corporate entities	—	133.855	133.855	—	—	—
Debt securities issued by foreign corporate entities	9.731	—	9.731	—	—	—
Equity securities	12.001	—	12.001	6.027	—	6.027
Mutual funds	2.438	—	2.438	—	—	—
Total	108.640	1.156.020	1.264.660	21.191	877.590	898.781

The information presented below refers to reclassifications of financial instruments:

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €1.156,0 million. The market value of these securities is €485,2 million. During the period ended 31 December 2012, €29,4 million of interest income and 1,2 million of impairment were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2012 would have been higher by €80,8 million (€72,2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €38,4 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2012, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €108,6 million. The market value of these securities is €95,9 million. During the period ended 31 December 2012, €3,5 million of interest income, €0,4 million of dividend income and €4,1 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2012 would have been higher by €16,1 million (€14,2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €6,7 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €877,6 million. The market value of these securities is €233,7 million. During the period ended 31 December 2012, €15,0 million of interest income and 1,2 million of impairment were recognised. Had these

Notes to the Financial Statements

Group and Bank

securities not been reclassified, net trading income and results from investments securities for the period ended 31 December would have been higher by €8,1 million, and the available-for-sale securities reserve would have been higher by €18,5 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 December 2012, the carrying amount of the securities reclassified in 2008 , are still held by the Group and have not been reclassified again subsequently, is €21,2 million. The market value of these securities is €18,5 million. During the period ended 31 December 2012, €0,8 million of interest income, €0,4 million of dividend income and €0,5 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2012 would have been higher by €4,5 million and the available-for-sale securities reserve would have been lower by €4,7 million.

Other reclassifications

Certain amounts in prior period have been reclassified to conform to the current presentation, as follows:

Statement of financial position

	Group			Bank
		31.12.2011			31.12.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Derivative financial instruments	3.610.701	3.748.757	(138.056)	2.785.262	2.923.318	(138.056)
Other assets	2.806.859	2.786.346	20.513	2.087.915	2.067.402	20.513
Non-current assets held for sale	—	20.513	(20.513)	—	20.513	(20.513)
Total assets	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Derivative financial instruments	4.331.404	4.469.460	(138.056)	3.802.429	3.940.485	(138.056)
Total liabilities	106.984.950	107.123.006	(138.056)	88.235.010	88.373.066	(138.056)
Total equity	(253.017)	(253.017)	—	(1.065.516)	(1.065.516)	—
Total equity and liabilities	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Summary financial data

Group and Bank

Summary financial data

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2012 TO 31 DECEMBER 2012

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS) (amounts in thousand EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	27 March 2013
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s Report:	28 March 2013
Website:	www.nbg.gr

Statement of Financial Position

	Group		Bank
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
ASSETS
Cash and balances with central banks	4,499,849	4,082,153	1,212,519	1,566,583
Due from banks (net)	4,318,193	4,635,846	4,195,414	8,026,009
Financial assets at fair value through profit or loss	5,429,325	2,682,655	5,005,813	2,457,257
Derivative financial instruments	3,693,023	3,610,701	3,380,454	2,785,262
Loans and advances to customers (net)	69,135,388	71,496,221	46,999,623	52,891,237
Available for sale investment securities	5,215,610	4,509,230	1,045,610	1,157,474
Held to maturity investment securities	355,944	1,023,666	1,030,356	1,322,230
Loans and receivables investment securities	2,743,812	5,155,545	2,463,671	4,684,066
Investment property	280,388	274,470	—	—
Investments in subsidiaries	—	—	8,906,875	8,460,927
Equity method investments	158,649	42,484	6,716	5,803
Goodwill, software & other intangible assets	2,137,732	2,136,821	133,911	128,953
Property & equipment	1,968,722	2,022,676	330,819	353,093
Deferred tax assets	1,297,936	1,309,609	1,085,038	1,000,326
Insurance related assets and receivables	635,912	700,638	—	—
Current income tax advance	371,419	242,359	339,996	242,359
Other assets	2,556,871	2,806,859	1,802,667	2,087,915
Total assets	104,798,773	106,731,933	77,939,482	87,169,494

LIABILITIES
Due to banks	33,972,333	34,108,238	33,287,156	33,870,863
Derivative financial instruments	4,770,211	4,331,404	4,373,082	3,802,429
Due to customers	58,721,940	59,543,640	40,908,040	44,025,167
Debt securities in issue	2,385,354	1,727,864	600,066	1,059,297
Other borrowed funds	1,386,149	1,712,074	205,152	984,671
Insurance related reserves and liabilities	2,460,132	2,685,450	—	—
Deferred tax liabilities	84,099	62,674	—	—
Retirement benefit obligations	229,846	275,936	192,797	208,891
Current income tax liabilities	47,815	52,040	—	—
Other liabilities	2,628,457	2,485,630	2,167,783	4,283,692
Total liabilities	106,686,336	106,984,950	81,734,076	88,235,010

SHAREHOLDERS’ EQUITY
Share capital	6,137,952	6,137,952	6,137,952	6,137,952
Share premium account	3,326,063	3,326,063	3,324,623	3,324,623
Less: treasury shares	(23)	(110)	—	—
Reserves and retained earnings	(11,593,487)	(10,187,022)	(13,257,169)	(10,528,091)
Equity attributable to NBG shareholders	(2,129,495)	(723,117)	(3,794,594)	(1,065,516)

Non-controlling interests	70,139	83,641	—	—
Preferred securities	171,793	386,459	—	—
Total equity	(1,887,563)	(253,017)	(3,794,594)	(1,065,516)

Total equity and liabilities	104,798,773	106,731,933	77,939,482	87,169,494

Statement of Changes in Equity

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Balance at beginning of period	(253,017)	10,905,353	(1,065,516)	8,780,120
Changes during the period:
Total comprehensive expense, net of tax	(1,516,707)	(11,532,648)	(2,727,558)	(10,834,438)
Share capital increase	—	991,200	—	991,200
Dividends declared	(2,738)	(16,588)	—	—
(Purchases) / disposals of treasury shares	87	4,791	—	—
Other changes	(115,188)	(605,125)	(1,520)	(2,398)

Balance at end of period	(1,887,563)	(253,017)	(3,794,594)	(1,065,516)

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report.

The Board of Directors

Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Petros N. Christodoulou	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Interest and similar income	6,230,352	6,586,518	3,079,607	3,765,458
Interest expense and similar charges	(2,865,208)	(2,743,710)	(1,411,607)	(1,435,677)
Net interest income	3,365,144	3,842,808	1,668,000	2,329,781

Fee and commission income	776,333	706,628	231,457	235,781
Fee and commission expense	(281,489)	(212,779)	(264,683)	(191,654)
Net fee and commission income / (expense)	494,844	493,849	(33,226)	44,127

Earned premia net of reinsurance	695,400	789,157	—	—
Net claims incurred	(564,225)	(642,438)	—	—
Earned premia net of claims and commissions	131,175	146,719	—	—

Net trading income / (loss) and results from investment securities	(430,943)	(27,719)	(687,243)	(33,073)
Net other income / (expense)	(32,912)	(83,697)	(108,004)	(33,932)
Total income	3,527,308	4,371,960	839,527	2,306,903

Personnel expenses	(1,392,879)	(1,616,424)	(802,341)	(1,036,593)
General, administrative and other operating expenses	(733,102)	(721,430)	(319,213)	(345,573)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(209,234)	(202,869)	(91,826)	(90,427)
Amortis. & write offs of intang. assets recognised on business combinations	(21,919)	(23,362)	—	—
Finance charge on put options of non-controlling interests	(5,341)	(6,892)	(5,341)	(6,892)
Credit provisions and other impairment charges	(2,966,372)	(3,439,026)	(2,482,779)	(3,407,844)
Impairment of Greek government bonds	(186,628)	(11,783,256)	(162,691)	(10,555,139)
Share of profit / (loss) of associates	2,230	1,179	—	—
Loss before tax	(1,985,937)	(13,420,120)	(3,024,664)	(13,135,565)
Tax benefit / (expense)	(157,724)	1,095,236	89,039	990,817
Loss for the period, net of tax (A)	(2,143,661)	(12,324,884)	(2,935,625)	(12,144,748)
Attributable to:
Non-controlling interests	(4,166)	19,148	—	—
NBG equity shareholders	(2,139,495)	(12,344,032)	(2,935,625)	(12,144,748)

Other comprehensive income/(expense), net of tax (B)	626,954	792,236	208,067	1,310,310
Total comprehensive expense, net of tax (A+B)	(1,516,707)	(11,532,648)	(2,727,558)	(10,834,438)

Attributable to:
Non-controlling interests	(3,401)	20,145	—	—
NBG equity shareholders	(1,513,306)	(11,552,793)	(2,727,558)	(10,834,438)

Losses per share (Euro) - Basic and Diluted:	€(2.1221)	€(12.9283)	€(3.0704)	€(12.7032)

Statement of Cash Flows

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2012	31.12.2011	31.12.2012	31.12.2011
Net cash flows from / (used in):
Operating activities	(2,764,872)	(2,254,258)	(1,981,051)	(1,474,866)
Investing activities	2,469,115	1,713,620	(595,319)	871,269
Financing activities	182,566	(1,378,183)	(825,940)	(1,155,876)
Net increase / (decrease) in cash and cash equivalents in the period	(113,191)	(1,918,821)	(3,402,310)	(1,759,473)
Effect of foreign exchange rate changes on cash and cash equivalents	9,233	(125,877)	(10,078)	545
Total cash inflows / (outflows) for the period	(103,958)	(2,044,698)	(3,412,388)	(1,758,928)
Cash and cash equivalents at beginning of period	4,270,746	6,315,444	6,990,406	8,749,334
Conversion of branch to subsidiary			(54,045)
Cash and cash equivalents at end of period	4,166,788	4,270,746	3,523,973	6,990,406

Notes

1) At 31.12.2012 the total equity of the Group and the Bank were negative mainly due to impairment losses recorded in 2011 and 2012, in several classes of assets like Greek government bonds and other loans in Greece as a result of the crisis in the Greek economy. The management after taking the recapitalization plan for Greek banks into account concluded that the Group and the Bank can continue to operate for the foreseeable future and it is appropriate to continue to adopt the going concern basis in preparing their financial statements. Under the recapitalization plan and the reinforcement of the viability of Greek banks, the Hellenic Financial Stability Fund (HFSF) contributed, on 28.5.2012, the nominal amount of €7.430,0 million as an advance payment for the Bank’s future share capital increase. On 20.12.2012, the Bank of Greece through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million. Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million. On 21 .12.2012, the HFSF contributed European Financial Stability Facility (EFSF) bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase. Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30.4.2013. At 31.12.2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,0%. For additional information on the above see notes 2.2 & 4.7 of the annual financial statements as of 31.12.2012.

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2011 financial statements. Details are included in Note 2 of the annual financial statements as of 31.12.2012.

3) The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited and the financial year 2012 is audited by the certified public accountant of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Notes 46 and 24 of the annual financial statements as of 31.12.2012.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group. As of 31.12.2012, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €79,8 million and €55,3 million respectively, b) for unaudited tax years €9,8 million and €7,8 million respectively and c) for other risks €23,8 million and €2,3 million respectively.

5) The number of Group and Bank employees as of 31.12.2012 was 35.078 and 11.493 respectively (31.12.2011: 34.698 and 12.189 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31.12.2012, amounted to €8,0 million, €47,1 million, €10,7 million, €6,5 million and €17,8 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31.12.2012 were €3.992,3 million, €3.410,4 million, €175,9 million, €273,8 million and €2.977,0 million. Loans, deposits and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31.12.2012, to €20,3 million, €7,3 million and €16,8 million respectively and for the Bank alone the corresponding amounts amounted to €19,7 million, €2,9 million and €7,7 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31.12.2012, amounted to €501,3 million. The total payables of the Group and the Bank to the employee benefits related funds as of 31.12.2012, amounted to €111,5 million and €40,0 million respectively. During 2012 under the recapitalization plan, HFSF contributed €9.756,0 million EFSF bonds to the Bank, whereas the Bank in December 2012 made a one-off payment to the HFSF of €115,6 million, in accordance with an amendment of Law 3864/2008.

7) Acquisitions, disposals & other capital transactions:

(a) On 15.3.2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

(b) On 1.7.2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

(c) On 27.9.2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

(d) On 4.10.2012, ASTIR Palace Vouliagmenis S.A. established ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary. The capital contributed amounted to €5,0 million.

(e) On 19.10.2012, NBG Leasing IFN increased its share capital by RON 66.978 thousand. After this capital increase Banca Romaneasca possess 93,57% of the share capital of the company.

(f) On 29.10.2012, our subsidiary Interlease E.A.D., Sofia, acquired through foreclosure proceedings the 100% of the share capital of “Hotel Perun — Bansco” EOOD. The fair value of the company was estimated to BGN 12.025 thousand.

(g) On 16.11.2012, Finansbank disposed of its 100% subsidiary Finans Tuketici Finansmani A.S. for TL4,3 million.

(h) During 2012, Finansbank acquired 32,86% of Finans Investment Trust for the amount of TL5,8 million.

(i) During 2012, Finansbank acquired 4,61% of Finans Leasing for the amount of TL21,6 million.

(j) On 9.11.2012, the disposal of 51,0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a consideration of TL202,9 million. Finansbank retained the remaining 49,0% and it was agreed to operate Finans Pension through a formation of a 51,0% / 49,0% Joint Venture.

Details for the above transactions are included in Note 45 of the annual financial statements as of 31.12.2012.

8) Included in Notes 24 & 46 of the annual financial statements as of 31.12.2012, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 31.12.2012 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: As of 1.7.2012, the foreign branch of NBG in Albania became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%. From 4.10.2012 ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary is included in the Group. From 29.10.2012 is included our 100% subsidiary “Hotel Perun — Bansco” EOOD. Finans Tuketici Finansmani A.S. (Finans Consumer Finance) is no longer included in the financial statements since it has been disposed of. Moreover Finans Emeklilik ve Hayat A.S. (Finans Pension) from 9.11.2012, is consolidated under the equity method in the annual financial statements due to the disposal of 51,0%.

(b) There are no entities exempted from the annual financial statements as of 31.12.2012.

(c) There have been no changes in the method of consolidation since the previous financial statements.

9) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 31.12.2012, is comprised of €522,5 million relating to the movement of available for sale investments reserve, €106,0 million relating to currency translation differences and €(1,6) million relating to net cash flow hedge. The corresponding amounts for the Bank (except net cash flow hedge amount which is NIL) are €207,5 million and €0,6 million.

10) As of 31.12.2012, the Group held 10.763 rights on treasury shares with acquisition cost of €23 thousand approximately, while the Bank did not hold any treasury shares.

11) Other events:

(a) [During 2012, the Group accepted for repurchase preferred securities issued by NBG Funding with nominal value €214,3 million. From the above transaction the Group recognized directly in the equity a gain of €113,7 million.]

(b) On 12.2.2013, following to the decision of the 2nd Repeat General Meeting of the Bank’s shareholders took place on 23.11.2012, was completed the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4, para.4a of the Companies Act as amended, with the formation of a special reserve of an equal amount.

(c) On 15.2.2013 was completed the acquisition of 85,4% of the ordinary share capital and obtained control of Eurobank Ergasias S.A. by NBG. The consideration for the acquisition was in the form of 270,5 million new NBG ordinary shares issued for this purpose. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273,2 million and was based on the published share price on 15.2.2013. At its meeting of 22 February 2013 the Bank’s Board of Directors confirmed the payment of the share capital increase by €270,5 million.

(d) On 15.2.2013 NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica, for €56,2 εκατ.

(e) During the 12 month period ended 31.12.2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, net impairment of €186,6 million and €162,7 million, respectively.

12) Certain amounts in prior period have been reclassified to conform to the current presentation.

Details related to the above reclassifications and restatements are included in Note 50 of the annual financial statements as of 31.12.2012.

Athens, 27 March 2013

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

Information required by Law 3401/2005, article 10

Information required by article 10 of Law 3401/2005

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2012 are available on the web site of the Bank

The Group > Press Office > Press Releases

Subject	Date
Rights Issue through the Issue of Preference Shares	02.01.2012
Tender offer for the Acquisition of Coverd Bonds and Hybrid Securities	03.01.2012
NBG’s ADSs compliance with NYSE’s listing standards 10.01.2012	10.01.2012
RESULTS OF THE TENDER OFFERS FOR THE ACQUISITION OF COVERED BONDS AND HYBRID SECURITIES 16.01.2012	16.01.2012
ANNOUNCEMENT - PSI 08.03.2012	08.03.2012
NBG undertakes deposits of Cooperative Banks	26.03.2012
Announcement Date & Time of Full Year 2011 Results	29.03.2012
NBG Group : Full - Year Results 2011	20.04.2012
Announcement Date Q1 2012 Results	10.05.2012
2011 Annual Report on Form 20-F	15.05.2012
NBG Group Results Q1 2012	30.05.2012
INVITATION TO THE BANK S ANNUAL GM OF SHAREHOLDERS	06.06.2012
Draft Resolutions Board Remarks	06.06.2012
CHANGES IN NBG MANAGEMENT	11.06.2012
Election of new members in the BoD of NBG	22.06.2012
ORGANIZATIONAL CHANGES	27.06.2012
Resignation of the Chairman of the Board, Vassilios Rapanos	27.06.2012
ORGANIZATIONAL CHANGES IN NBG	28.06.2012
Resolutions of the Annual General Meeting of Shareholders of NBG	28.06.2012
ANNOUNCEMENT CREDIT - AGRICOLE 02.07.2012	02.07.2012
Voting Results A.G.M 28.6.2012	03.07.2012
ELECTION OF MEMBER AND NEW CHAIRMAN OF THE BOARD OF DIRECTORS OF NBG	09.07.2012
Finansbank and Cigna announce a Joint Venture Partnership in Turkey	12.07.2012
Chief of Operations	25.07.2012
Offer for the acquisition of Emporiki Bank	08.08.2012
A N N O U N C E M E N T — BoD member resignation	09.08.2012
Updated offer for the acquisition of Emporiki Bank	14.09.2012
CHANGES IN NBG MANAGEMENT	28.09.2012
ANNOUNCEMENT OF A VOLUNTARY OFFER BY NBG FOR ALL OUTSTANDING COMMON REGISTERED SHARES OF EUROBANK ERGASIAS A.E.	05.10.2012
Invitation: Extraordinary General Meeting of Shareholders Tuesday,30 October 2012, 12:00	08.10.2012
Draft Resolutions/Board Remarks on the Items on the Agenda of the General Meeting	11.10.2012
Update regarding the Extraordinary General Meeting of Shareholders of NBG	30.10.2012
Update regarding the 1st Repeat-General-Meeting-of-Shareholders of NBG	12.11.2012
APPROACHING DEADLINE FOR COLLECTION OF NBG SHARE DIVIDEND 2006	16.11.2012
Resolutions of the 2nd Repeat EGM of Shareholders and Board of Directors of NBG	23.11.2012
2nd Repeat Extraordinary General Meeting of Shareholders 23.11.2012	23.11.2012
Results of Voting at the Bank’s 2nd Repeat Extraordinary General Meeting of Shareholders of 23.11.2012	28.11.2012
NBG decides to participate in the debt buyback program	07.12.2012
Announcement Date for 9-month 2012 Results	18.12.2012
NBG Group : 9M 2012 results	21.12.2012

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Summary Financial Data

•                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: March 29th, 2013

Chief Executive Officer